
09012817


PVF CAPITAL CORP.

Received SEC

DEC 3 1 2009

Washington, DC 20549

ANNUAL REPORT AND FORM 10-K

JUNE 2009


PVF CAPITAL CORP.

To Our Shareholders,

The following is our report on the financial results for PVF Capital Corp., the parent company of Park View Federal Savings Bank, for the fiscal year ended June 30, 2009. The challenges of the prior year continued in 2009, and while the results reflect further stress in our loan portfolio, many positive steps have been taken to stabilize and improve the situation.

In March 2009, Marty Adams, a very experienced and seasoned banker, became the Interim CEO of the Company. He immediately began a thorough review of the loan portfolio and aggressively addressed the need for improved credit administration. As a result, the identified level of non-performing assets grew dramatically, as did the recognition of losses along with a considerable increase in the provision for loan loss reserves. While this had a significantly negative effect on our operating results, it represented an important step in improving our ability to manage the portfolio through this challenging time.

The Company announced a loss of $20.1 million, or $2.59 basic earnings per share and $2.59 diluted earnings per share for the fiscal year ended June 30, 2009, as compared to a loss of $1.1 million or $0.14 basic earnings per share and $0.14 diluted earnings per share for the fiscal year ended June 30, 2008. This result was driven by a provision for loan losses of $31.3 million as well as the increase in non-interest expense, primarily related to the credit issues experienced by the Company.

Despite these disappointing results, the Company still maintained its "well capitalized" status at June 30, 2009. However, our regulator, The Office of Thrift Supervision, has directed the Bank to increase its Tier 1 Core Capital Ratio to at least 8% and Total Risk Based Capital Ratio to at least 12% by December 31, 2009. We are actively working to meet these requirements. The Company is in the process of raising the required capital and, given that this date will not be met, has submitted a contingency capital plan to the Office of Thrift Supervision which outlines the process and timing of these efforts.

Since June 30, 2009, we have made significant strides in strengthening our balance sheet and capital structure by reducing our debt and debt servicing requirement by entering into two separate exchange agreements to eliminate our trust preferred obligations. This first transaction was completed during the third quarter of calendar 2009 and resulted in a pre-tax gain of $8.6 million. The second transaction is subject to the approval of shareholders at the upcoming annual meeting and, if approved, is expected to result in an approximate pre-tax gain of $8.9 million, depending on timing and the valuation of warrants.

The Company has taken steps to address its asset quality issues. A Special Assets Group, led by Bob Nagy and staffed by experienced professionals, was established to deal with the problem loans in our portfolio. Additionally, steps have been taken to improve the internal loan review process as well as the administration of the balance of the portfolio.

Finally, we have significantly strengthened our management team with the addition of Jim Nicholson, CFO, Lonnie Shiffert, head of Corporate Banking, and Jane Grebenc, head of Retail Banking. These three experienced professionals will help position us well as we move forward.

While dealing with these challenges, we continue to focus on serving our loyal customer base. The Company remains committed to providing the same high-quality services our customers deserve and expect, as well as focusing on the need for increased core deposits, expense control and management of interest rate risk. Our staff remains focused on increasing shareholder value as we navigate through these challenging times.

Lastly, I would like to thank Marty Adams for his considerable contribution toward stabilizing the Company and positioning it for the future. We look forward to his continued contribution as a prospective new member of our Board of Directors.

I look forward to the opportunity to serve our shareholders, customers, and employees as we enter our ninetieth year of operation.

Visit our web site at www.myparkview.com. The site provides information about our products and services, and access to current loan and deposit account rates, terms and other information.

We invite all shareholders to attend the Annual Meeting of Shareholders of PVF Capital Corp. on Friday, January 29, 2010 at 10:00 a.m. at the Marriott Cleveland East, 26300 Harvard Road, Beachwood, Ohio.

Sincerely,



Robert J. King, Jr.
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number **0-24948**

PVF CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Ohio	**34-1659805**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30000 Aurora Road, Solon, Ohio	**44139**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 248-7171**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (par value $0.01 per share)	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___	Accelerated filer ___
Non-accelerated filer ___ (Do not check if a smaller reporting company)	Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The registrant's voting stock is listed on the Nasdaq Capital Market under the symbol "PVFC." The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $10,736,773 based on the closing sale price of the registrant's Common Stock as listed on the Nasdaq Capital Market[SM] as of December 31, 2008 ($1.75 per share). Solely for purposes of this calculation, directors and executive officers are treated as affiliates.

As of September 18, 2009, the Registrant had 7,979,120 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of Proxy Statement for the 2009 Annual Meeting of Stockholders. (Part III)

TABLE OF CONTENTS

PART I

Item 1. Business

General

PVF Capital Corp. ("PVF" or the "Company") is the holding company for Park View Federal Savings Bank ("Park View Federal" or the "Bank"). PVF owns and operates Park View Federal Savings Bank, PVF Service Corporation ("PVFSC"), a real estate subsidiary, and Mid Pines Land Company ("MPLC"), a real estate subsidiary. In addition, PVF owns PVF Holdings, Inc., a financial services subsidiary, currently inactive, and two other subsidiaries chartered for future operation, but which are also currently inactive. Park View Federal is a federal stock savings bank operating through seventeen offices located in Cleveland and surrounding communities. PVF also created PVF Capital Trust I and PVF Capital Trust II for the sole purpose of issuing trust preferred securities. Park View Federal has operated continuously for 89 years, having been founded as an Ohio chartered savings and loan association in 1920. PVF Capital Corp.'s main office is located at 30000 Aurora Road, Solon, Ohio 44139 and its telephone number is (440) 248-7171.

The Bank's principal business consists of attracting deposits from the general public and investing these funds primarily in loans secured by first mortgages on real estate located in the Bank's market area, which consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. Park View Federal emphasizes the origination of loans for the purchase or construction of residential real estate, commercial real estate and multi-family residential property and land loans. To a lesser extent, the Bank originates loans secured by second mortgages, including home equity lines of credit and loans secured by savings deposits.

The Bank derives its income principally from interest earned on loans and, to a lesser extent, loan servicing and other fees, gains on the sale of loans and interest earned on investments. The Bank's principal expenses are interest expense on deposits and borrowings and noninterest expense such as compensation and employee benefits, office occupancy expenses and other miscellaneous expenses. Funds for these activities are provided principally by deposits, Federal Home Loan Bank advances and other borrowings, repayments of outstanding loans, sales of loans and operating revenues. The business of PVF consists primarily of the business of the Bank.

Park View Federal is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and the Bank's savings deposits are insured up to applicable limits by the Deposit Insurance Fund (the "DIF"), which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Cincinnati, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained and certain other matters. See "-- *Regulation of the Bank.*"

Market Area

The Bank conducts its business through seventeen offices located in Cuyahoga, Summit, Medina, Lorain, Lake, Portage and Geauga Counties in Ohio, and its market area consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. At June 30, 2009, over 90% of the Bank's net loan portfolio and over 90% of the Bank's deposits were in the Bank's market area. Park View Federal has targeted business development efforts in suburban sectors of its market area, such as Lake, Geauga, Medina and Summit Counties, where demographic growth has been stronger.

The economy in the Company's market area has been based on the manufacture of durable goods. Though manufacturing continues to remain an important sector of the economy, diversification has occurred in recent years with the growth of healthcare, education, service, financial and wholesale and retail trade industries. In recent years healthcare has overtaken manufacturing as Cleveland's largest sector employer. Dramatic declines in the housing market during the prior year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Concerns therefore exist about the stability of the financial markets, the strength of counterparties, many lenders, and institutions.

Lending Activities

Loan Portfolio Composition

The Company's loans receivable and loans receivable held for sale totaled $695.5 million at June 30, 2009, representing 77% of total assets at such date. It is the Company's policy to concentrate its lending in its market area.

Set forth below is certain data relating to the composition of the Company's loan portfolio by type of loan on the dates indicated. As of June 30, 2009, the Company had no concentrations of loans exceeding 10% of total loans other than as disclosed below.

	At June 30,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans receivable held for investment:										
One-to four-family residential	$158,956	23.78%	$168,532	23.59%	$ 163,298	22.89%	$174,575	23.72%	$148,956	22.55%
Home equity line of credit	88,407	13.23	87,876	12.30	85,093	11.93	94,450	12.83	97,692	14.79
Multi-family residential	58,568	8.76	52,421	7.34	48,101	6.74	45,716	6.21	33,505	5.07
Commercial	192,115	28.74	174,404	24.41	184,850	25.91	170,392	23.15	171,331	25.94
Commercial equity line of credit	46,287	6.92	36,913	5.17	33,208	4.66	34,064	4.63	31,875	4.83
Land	60,922	9.11	73,545	10.29	74,414	10.43	77,242	10.49	68,165	10.32
Construction - residential	39,237	5.87	55,442	7.76	63,316	8.88	84,146	11.43	75,460	11.42
Construction - multi-family	5,211	0.78	5,803	0.81	6,397	0.90	7,955	1.08	—	—
Construction - commercial	20,381	3.05	38,303	5.36	31,610	4.43	33,757	4.59	24,355	3.69
Non-real estate	32,155	4.81	33,592	4.70	30,455	4.27	21,824	2.96	17,300	2.62
	702,239	105.05	726,831	101.73	720,742	101.04	744,121	101.09	668,639	101.23
Deferred loan fees	(2,296)	(0.34)	(2,685)	(0.38)	(2,832)	(0.40)	(3,381)	(0.46)	(3,833)	(0.58)
Allowance for loan losses	(31,483)	(4.71)	(9,654)	(1.35)	(4,581)	(0.64)	(4,675)	(0.63)	(4,312)	(0.65)
Total other items	(33,779)	(5.05)	(12,339)	(1.73)	(7,413)	(1.04)	(8,056)	(1.09)	(8,145)	(1.23)
Total loans receivable, net	$668,460	100.00%	$714,492	100.00%	$713,329	100.00%	$736,065	100.00%	$660,494	100.00%
Loans receivable held for sale, net	$ 27,078		$ 7,831		$ 14,993		$ 10,698		$ 9,060	

The following table presents at June 30, 2009 the amounts of loan principal repayments scheduled to be received by the Company during the periods shown based upon the time remaining before contractual maturity. Loans with adjustable rates are reported as due in the year in which they reprice. Demand loans, loans having no schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less. The table below does not include any estimate of prepayments and may cause the Bank's actual repayment experience to differ from that shown below.

	Due During the Year Ending June 30, 2010	Due After One Through Five Years After June 30, 2009	Due Five Years or More After June 30, 2009
		(In thousands)	
Real estate construction loans	$ 64,830	$ –	$ –
Non-real estate loans	11,708	12,801	7,646
Total	$ 76,538	$ 12,801	$ 7,646

All loans with maturities greater than one year have predetermined interest rates. Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans may be substantially less than their contractual terms because of prepayments.

Origination, Purchase and Sale of Loans

The Bank generally has authority to originate and purchase loans secured by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Bank concentrates its lending activities in its market area.

The Bank originates all fixed-rate, single-family mortgage loans in conformity with the Federal Home Loan Mortgage Corporation (the "FHLMC") and Federal National Mortgage Association (the "FNMA") guidelines so as to permit their being swapped with the FHLMC or the FNMA in exchange for mortgage-backed securities secured by such loans or their sale in the secondary market. All such loans are sold or swapped, as the case may be, with servicing retained, and are sold in furtherance of the Bank's goal of better matching the maturities and interest rate sensitivity of its assets and liabilities. The Bank generally retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans it sells or converts into mortgage-backed securities, and receives a fee for performing these services. Sales of loans also provide funds for additional lending and other purposes.

Loan Underwriting Policies

The Bank's lending activities are subject to the Bank's written, nondiscriminatory underwriting standards and to loan origination procedures prescribed by the Bank's Board of Directors and its management. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. Property valuations are generally performed by an internal staff appraiser or by independent outside appraisers approved by the Bank's Board of Directors. The Bank's Loan Underwriter has authority to approve all fixed-rate single-family residential mortgage loans which meet FHLMC and FNMA underwriting guidelines and those adjustable-rate single-family residential mortgage loans which meet the Bank's underwriting standards and are in amounts of less than $700,000. The Board of Directors has established a Loan Committee comprised of officers and management of the Bank. This committee reviews all loans approved by the underwriter and has the authority to approve single-family residential loans, construction, multi-family and commercial real estate loans up to $2.5 million, and commercial non-real estate loans up to $1.0 million. All loans in excess of the above amounts must be approved by the Board of Directors. All loans secured by savings deposits can be approved by lending officers based in the Bank's branch offices.

It is the Bank's policy to have a mortgage creating a valid lien on real estate and to generally obtain a title insurance policy which insures that the property is free of prior encumbrances. When a title insurance policy is not obtained, a lien verification is received. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood plain as designated by the Department of Housing and Urban Development, paid flood insurance policies. Most borrowers are also required to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which the Bank makes disbursements for items such as real estate taxes and homeowners insurance.

The Bank is permitted to lend up to 100% of the appraised value of the real property securing a mortgage loan. The Bank will make a single-family residential mortgage loan with up to a 100% loan-to-value ratio if the required private mortgage insurance is obtained. The Bank generally limits the loan-to-value ratio on multi-family loans to 80% and commercial real estate mortgages to 80%.

Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes and, in the case of fixed-rate single-family residential loans, rates established by the FHLMC and the FNMA. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

Residential Real Estate Lending. The Bank historically has been and continues to be an originator of single-family residential real estate loans in its market area. The Bank currently originates fixed-rate residential mortgage loans in accordance with underwriting guidelines promulgated by the FHLMC and the FNMA and adjustable-rate mortgage loans for terms of up to 30 years. In addition, in accordance with FHLMC and FNMA guidelines, the Bank offers 30-year loans with interest rates that reset after five or seven years, at which point the rate is fixed over the remaining 25 or 23 years of the loan, respectively. At June 30, 2009, $159.0 million, or 23.8%, of the Bank's net loan portfolio consisted of single-family conventional mortgage loans, of which approximately $122.8 million, or 77.2%, carried adjustable interest rates. Included in this amount are $41.9 million in second mortgage loans. In addition, the Bank had $27.1 million in loans held for sale. These loans carry fixed rates and are loans originated by the Bank to be swapped with the FHLMC and the FNMA in exchange for mortgage-backed securities or sold for cash in the secondary market.

The Bank offers adjustable-rate residential mortgage loans with interest rates which adjust based upon changes in an index based on the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year, as made available by the Federal Reserve Board (the "Treasury Rate"), plus a margin of 2.50% to 3.50%. The amount of any increase or decrease in the interest rate is usually limited to 2% per year, with a limit of 6% over the life of the loan. The date of the first rate adjustment may range from one to ten years from the original date of the loan.

Commercial and Multi-Family Residential Real Estate Lending. The commercial real estate loans originated by the Bank are primarily secured by office buildings, shopping centers, warehouses and other income producing commercial property. The Bank's multi-family residential loans are primarily secured by apartment buildings. These loans are generally for a term of from 10 to 25 years with interest rates that adjust either annually or every three to five years based upon changes in the Treasury Rate Index or Federal Home Loan Bank advance rate, plus a negotiated margin. In addition, the Bank makes revolving line of credit loans secured by mortgages on commercial and multi-family property. Said loans are adjustable-rate loans based on the prime interest rate and are made for terms of up to two years. These loans are underwritten using the same guidelines as for first mortgage, commercial and multi-family loans. Commercial real estate loans, including commercial equity lines of credit, and multi-family residential real estate loans amounted to $297.0 million, or 44.4%, of the Bank's net loan portfolio at June 30, 2009.

Commercial real estate lending entails significant additional risks as compared with residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project. These risks can be significantly impacted by supply and demand conditions in the market for office and retail space, and, as such, may be subject to a greater extent to adverse conditions in the economy. To minimize these risks, Park View Federal generally limits itself to its market area and to borrowers with which it has substantial experience or who are otherwise well known to the Bank. The Bank obtains financial statements and, in most cases, the personal guarantees from all principals obtaining commercial real estate loans.

Construction Loans. The Bank also offers residential and commercial construction loans, with a substantial portion of such loans originated to date being for the construction of owner-occupied single-family dwellings in the Bank's market area. Residential construction loans are offered to selected local developers to build single-family dwellings and to individuals building their primary or secondary residence. Generally, loans for the construction of owner-occupied, single-family residential properties are originated in connection with the permanent loan on the property and have a construction term of six to 18 months. Interest rates on residential construction loans made to the eventual occupant are set at competitive rates, and are usually fixed for the construction term. Interest rates on residential construction loans to builders are set at a variable rate based on the prime rate, and adjust quarterly. Interest rates on commercial construction loans float with a specified index, with construction terms generally not exceeding 24 months. Advances are generally paid directly to subcontractors and suppliers and are made on a percentage of completion basis. At June 30, 2009, $64.8 million, or 9.7%, of the Bank's net loan portfolio consisted of construction loans.

Prior to making a commitment to fund a loan, the Bank requires an appraisal of the property by an appraiser approved by the Board of Directors. The Bank also reviews and inspects each project at the commencement of construction and prior to disbursement of funds during the term of the construction loan.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Land Loans. The Bank originates loans to builders and developers for the acquisition and/or development of vacant land. The proceeds of the loan are used to acquire the land and/or to make site improvements necessary to develop the land into saleable lots. The Bank will not originate land loans to borrowers wishing to speculate in the value of land, and limits such loans to borrowers who expect to begin development of the property within two years of the date of the loan. The term of the loans is generally limited to two years. Repayments are made on the loans as the developed lots are sold.

Land development and acquisition loans involve significant additional risks when compared with loans on existing residential properties. These loans typically involve large loan balances to single borrowers, and the payment experience is dependent on the successful development of the land and the sale of the lots. These risks can be significantly impacted by supply and demand conditions. To minimize these risks, Park View Federal generally limits the loans to builders and developers with whom it has substantial experience or who are otherwise well known to the Bank, secures financial statements and generally obtains personal guarantees of such builders and developers. The Bank may also require feasibility studies and market analyses to be performed with respect to the project. The amount of the loan is limited to 80% of the appraised value. If land is being acquired, the amount of the loan to be used for such purposes is usually limited to 80% of the cost of the land. All of these loans originated are within the Bank's market area. The Bank had $60.9 million, or 9.1%, of its net loan portfolio in land loans at June 30, 2009.

Equity Line of Credit Loans. The Bank originates loans secured by mortgages on residential real estate. Such loans are for terms of 5 years with one 5-year review and renewal option on owner-occupied properties. In addition, such loans on non-owner occupied properties are for a term of 2 years, followed by a balloon payment. The rate adjusts monthly to a rate generally ranging from the prime lending rate minus 0.5% to prime plus 2.0%. At June 30, 2009, the Bank had $88.4 million, or 13.2% of its net loan portfolio held for investment in home equity lines of credit.

Commercial Non-Real Estate Business Loans. The Bank will make commercial business loans secured by non-real estate assets such as accounts receivable, inventory, furniture and fixtures, equipment and certain intangible assets. Such loans are made on a limited basis (up to 7.5% of assets) to credit worthy customers of the Bank. The loans are made for up to amounts ranging from 10% to 80% of the collateral depending on the type of collateral provided, not to exceed $3.0 million for terms up to 10 years. The Bank generally requires the personal guarantee of all borrowers for such loans. At June 30, 2009, the Bank had $32.2 million, or 4.8%, of its net loan portfolio in commercial non-real estate business loans.

Mortgage Banking Activity

In addition to interest earned on loans, Park View Federal receives fees for servicing loans which it had sold or swapped for mortgage-backed securities. During the year ended June 30, 2009, the Bank reported a net loan servicing loss of $0.2 million and at June 30, 2009 was servicing $993.8 million of loans for others. The loss from loan servicing is attributable to heavy refinance activity during the year that resulted in the write-down of the mortgage servicing asset in excess of the mortgage loan servicing fee income generated. Because of the success the Bank has experienced in this area and because it has data processing equipment that will allow it to expand its portfolio of serviced loans without incurring significant incremental expenses, the Bank intends in the future to augment its portfolio of loans serviced by continuing to originate and either swap such fixed-rate single-family residential mortgage loans with the FHLMC and the FNMA in exchange for mortgage-backed securities or sell such loans for cash, while retaining servicing.

In addition to loan servicing fees, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and changes of property ownership and for miscellaneous services related to its loans. Loan origination fees are calculated as a percentage of the amount loaned. The Bank typically receives fees in connection with the origination of fixed-rate and adjustable-rate residential mortgage loans. All loan origination fees are deferred and accreted into income over the contractual life of the loan according to the interest method of recognizing income. If a loan is prepaid, refinanced or sold, all remaining deferred fees with respect to such loan are taken into income at such time.

Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the Bank's market area.

At June 30, 2009 and 2008, the Bank had $27.1 million and $7.8 million, respectively, of fixed-rate single-family mortgage loans available for sale.

Nonperforming Loans and Other Problem Assets

It is management's policy to continually monitor its loan portfolio to anticipate and address potential and actual delinquencies. When a borrower fails to make a payment on a loan, the Bank takes immediate steps to have the delinquency cured and the loan restored to current status. Loans which are delinquent 15 days incur a late fee of 5% of the scheduled principal and interest payment. As a matter of policy, the Bank will contact the borrower after the loan has been delinquent 20 days. The Bank orders a property inspection after a loan payment becomes 45 days past due. If a delinquency exceeds 90 days in the case of a residential mortgage loan, 60 days in the case of a construction loan or 60 days for a loan on commercial real estate, the Bank will institute additional measures to enforce its remedies resulting from the loan's default, including, commencing foreclosure action. Loans which are delinquent 90 days or more having a loan-to-value ratio exceeding 60% generally are placed on nonaccrual status, and formal legal proceedings are commenced to collect amounts owed. Loans may be placed on nonaccrual if the borrower is bankrupt or if the loan is in foreclosure.

The following table sets forth information with respect to the Bank's nonperforming loans and other problem assets at the dates indicated.

	At June 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Non-accruing loans (1):					
Real estate	$69,762	$22,489	$13,653	$15,456	$11,750
Total	$69,762	$22,489	$13,653	$15,456	$11,750
Accruing loans which are contractually past due 90 days or more:					
Real estate	$ 729	$ 2,977	$ 876	$ --	$ 608
Total	$ 729	$ 2,977	$ 876	$ --	$ 608
Total nonaccrual and 90 days past due loans	$70,491	$25,466	$14,529	$15,456	$12,358
Ratio of nonperforming loans to total loans	10.04%	3.51%	1.99%	2.08%	1.85%
Other nonperforming assets (2)	$11,608	$ 4,065	$ 2,622	$ 817	$ 1,319
Total nonperforming assets	$82,099	$29,531	$17,151	$16,273	$ 13,677
Total nonperforming assets to total assets	9.11%	3.40%	1.90%	1.80%	1.66%

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet the nonaccrual criteria established by regulatory authorities. Nonaccrual loans include all loans classified as doubtful or loss, and all loans greater than 90 days past due with a loan-to-value ratio greater than 60%.
(2) Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession.

Following is a schedule detailing the length of time our nonaccrual loans and accruing loans which are contractually past due 90 days have been contractually past due along with detail as to the composition of nonaccrual loans and accruing loans which are contractually past due 90 days at June 30, 2009 and 2008.

	At June 30,							
	2009				2008			
	(In thousands)							
	90 days or less	91 to 365 days	More than 365 days	Total	90 days or less	91 to 365 days	More than 365 days	Total
One-to-four residential	$ 3,177	$ 4,952	$ 1,424	$ 9,553	$ —	$,426	$ 2,105	$ 4,531
Home equity line of credit	1,050	3,104	1,844	5,998	—	1,700	1,455	3,155
Multi-family residential	—	3,503	176	3,679	—	152	—	152
Commercial real estate	5,388	5,056	2,696	13,140	—	1,618	2,584	4,202
Land	7,186	9,468	1,311	17,965	—	2,850	1,283	4,133
Residential construction	1,596	5,199	3,909	10,704	—	4,990	1,952	6,942
Multi-family construction	—	5,050	—	5,050	—	—	—	—
Commercial construction	1,250	1,180	300	2,730	—	—	1,818	1,818
Non-mortgage	301	13	629	943	—	468	65	533
Total	$19,948	$37,525	$12,289	$69,762	$ —	$14,204	$11,262	$25,466

The increase in nonaccrual loans and accruing loans which are contractually past due more than 90 days at June 30, 2009 and June 30, 2008 is attributable to poor current local and national economic conditions. Residential markets nationally and locally have been adversely impacted by a significant increase in foreclosures as a result of the problems faced by sub-prime borrowers and the resulting contraction of residential credit available to all but the most credit worthy borrowers. Land development projects nationally and locally have seen slow sales and price decreases. As a savings institution, the Company has significant exposure to the residential market in the greater Cleveland, Ohio area. As a result, the Company has seen a significant increase in nonperforming loans. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to Real Estate Owned, or charged off.

Of the $69.8 million in nonaccrual loans at June 30, 2009, $54.2 million were individually identified as impaired. All of these loans are collateralized by various forms of non-residential real estate or residential construction loans. These loans were reviewed for the likelihood of full collection based primarily on the value of the underlying collateral, and, to the extent we believed collection of loan principal was in doubt, we established specific loss reserves. Our evaluations of the underlying collateral include a consideration of the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. The consideration involves discounting the original appraised values of the real estate to arrive at an estimate of the net realizable value of the collateral. Through our evaluation of the underlying collateral, which includes an inspection of the property, we determined that despite difficult conditions, these loans are generally well-secured. Through this process, we established specific loss reserves related to these loans as of June 30, 2009 of $12.7 million.

The remaining nonaccrual loans with a balance totaling $15.6 million, represents homogeneous one-to-four-family loans. The loss allocations applied to adversely classified loans are based on our historical loss experience, adjusted for environmental factors such as local economic conditions and changes in interest rates. Additionally, the loss allocations consider the potential that the value of this collateral may erode during the foreclosure process. Through this process, we established specific reserves for these loans to the extent such losses are identifiable. At June 30, 2009, we established specific reserves of $2.9 million related to these loans.

Impaired loans represent nonaccrual loans in the nonresidential real estate and residential construction loan categories. Of these $13.1 million are commercial real estate loans, $36.4 million are construction and land loans, $0.9 million are non-mortgage loans, and $3.7 million are multi-family loans. At June 30, 2009, foreclosure proceedings had been initiated on loans in these categories with principal balances of $4.0 million, $6.4 million, $0.0 million and $0.2 million respectively. At June 30, 2009, impaired commercial real estate and construction and land loans have been past due on average 300 and 390 days, respectively. Foreclosure proceedings for these loans are subject to external factors, such as bankruptcy and other legal proceedings that may delay the disposition of the loan, but generally occur within a period of time ranging from 12 to 60 months from the time they are initiated until the loan is ultimately collected, transferred to Real Estate Owned, or charged off.

It is the Bank's policy to not record into income partial interest payments. During the year ended June 30, 2009, gross interest income of $3.2 million would have been recorded on loans accounted for on a nonaccrual basis if such loans had been current throughout the period. No interest on non-accruing loans was included in income.

At June 30, 2009, nonaccruing loans consisted of 208 loans totaling $69.8 million, and included 52 conventional mortgage loans aggregating $9.6 million, 54 home equity line of credit loans aggregating $6.0 million, 32 land loans in the amount of $18.0 million, 35 construction loans in the amount of $18.5 million, 23 commercial loans in the amount of $13.1 million, 6 non-mortgage loans in the amount of $0.9 million, and 6 multi-family loans in the amount of $3.7 million. Management has reviewed its non-accruing loans and believes that the allowance for loan losses is adequate to absorb probable losses on these loans.

In addition to nonperforming loans discussed, the Company has adversely classified $30.9 million of loans at June 30, 2009.

Real estate acquired by the Bank is a result of foreclosure is classified as Real Estate Owned until such time as it is sold. At June 30, 2009, the Bank had 47 real estate owned properties totaling $11.6 million. These properties include raw land, partially developed land and, in some cases, partially built residences. The Company faces the possibility of declines in value of these properties below their carrying amount. Occasionally, the Company will finish development or construction of these projects or homes. In these cases, the Company also faces the risk that costs to complete construction will exceed original estimates or other execution risks.

Asset Classification and Allowance for Loan Losses. Federal regulations require savings institutions to review their assets on a regular basis and to classify them as "substandard," "doubtful," or "loss," if warranted. If an asset or portion thereof is classified loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. An asset which does not currently warrant classification, but which possesses weaknesses or deficiencies deserving close attention is required to be designated as "special mention." The Bank has established an Asset Classification Committee, which is comprised of senior employees of the Bank and two outside Board members. The Asset Classification Committee meets monthly to review the Bank's loan portfolio and determine which loans should be placed on a "watch-list" of potential problem loans which are considered to have more than normal credit risk. Currently, general loss allowances (up to 1.25% of risk-based assets) established to cover losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. See "*Regulation of the Bank -- Regulatory Capital Requirements.*" OTS examiners may disagree with the insured institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. At June 30, 2009, total nonaccrual and 90 days past due loans and other nonperforming assets were $82.1 million, all of which were classified as substandard. For additional information, see "-- *Nonperforming Loans and Other Problem Assets*" and Note 4 of Notes to Consolidated Financial Statements.

In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's and the industry's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income.

General allowances are made pursuant to management's assessment of risk in the Bank's loan portfolio as a whole. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loan. Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

	June 30, 2009	June 30, 2008
General allowance	$16,517,403	$6,315,252
Specific allowance..............	14,965,802	3,338,720
Total allowance...................	$31,483,205	$9,653,972

Management's approach includes establishing a specific valuation allowance by evaluating individual non-performing loans for probable losses based on a systematic approach involving estimating the realizable value of the underlying collateral. Additionally, management established a general valuation allowance for pools of performing loans segregated by collateral type. For the general valuation allowance, management is applying a prudent loss factor based on our historical loss experience, trends based on changes to non-performing loans and foreclosure activity, and our subjective evaluation of the local population and economic environment. The loan portfolio is segregated into categories based on collateral type and a loss factor is applied to each category. The initial basis for each loss factor is the Company's loss experience for each category. Historical loss percentages are calculated and adjusted by taking charge-offs in each risk category during the past 12 months and dividing the total by the average balance of each category. The Bank's historical charge-offs, prior to fiscal 2008, are limited and the application of historical charge-offs per our formula resulted in extremely small historical loss factors at June 30, 2008. In the year ended June 30, 2009, with increased charge-off activity, the historical loss factors were revised to reflect the most current 12-month rolling average. Presently, we are updating our historical loss percentages on a monthly basis using a 12-month rolling average.

A provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. Management believes it uses the best information available to make a determination as to the adequacy of the allowance for loan losses. The current period provision for loan losses reflects the impact on the loss factors applied to pools of performing loans due to the recent increase in the Company's historical loss experience.

During the year, the Company performed a thorough review of its loan portfolio. This review involved analyzing all large borrowing relationships, delinquency trends, and loan collateral valuation in order to identify impaired loans. This analysis was performed so that management could identify all troubled loans and loan relationships as well as deteriorating loans and loan relationships. As a result of this review detailed action plans were developed to either return the loans to performing or dispose of the loan and end the borrowing relationship.

This review resulted in the Bank establishing specific valuation allowances of $15.0 million for identified collateral shortfalls.

Our analysis of the allowance for loan losses considers changes in nonaccrual loans and changes in probable loan losses as economic conditions deteriorate and the underlying collateral is subjected to an elongated foreclosure process.

In the quarter ended March 31, 2009, the Company established a Special Asset Management Department, headed by a Senior Vice President of Special Assets, a Vice President of Special Assets, two Special Assets Workout Agents, three collectors, and two administrative assistants. The Company implemented new processes and performed a thorough analytical review of its loan portfolio. The review involved analyzing all large borrowing relationships, delinquency trends, and loan collateral valuation in order to identify impaired loans. This analysis was performed so that management could identify all troubled loans and loan relationships as well as deteriorating loans and loan relationships. As a result of this review detailed action plans were developed to either resolve or liquidate the loans and end the borrowing relationship if necessary.

The following table summarizes the activity in the allowance for loan losses for the periods indicated.

	Year Ended June 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of year	$ 9,654	$4,581	$4,675	$4,312	$4,377
Charge-offs:					
Mortgage loans	9,446	984	1,178	462	176
Non-real estate (1)	—	2	18	1	—
Total charge-offs	9,446	986	1,196	463	176
Recoveries:					
Mortgage loans	2	1	—	—	—
Non-real estate (1)	—	—	—	—	—
Total recoveries	2	1	—	—	—
Net charge-offs	9,444	985	1,196	463	176
Provision charged to income	31,273	6,058	1,102	826	111
Balance at end of year	$31,483	$9,654	$4,581	$4,675	$4,312
Ratio of net charge-offs during the year to average loans outstanding during the year	1.3%	0.1%	0.1%	0.1%	—%

(1) Consists primarily of line of credit loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At June 30,									
	2009		2008		2007		2006		2005	
	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding	Amount	% of Loans in Category to Total Loans Outstanding
	(Dollars in thousands)									
Mortgage loans:										
One-to four-family residential (1)	$11,738	40.81%	$3,797	42.69%	$1,200	43.05%	$2,005	47.25%	$1,570	47.84%
Multi-family residential	1,701	9.08	304	8.05	288	7.57	271	7.22	207	5.07
Commercial	5,885	36.85	3,153	34.27	2,508	34.68	1,892	32.07	1,827	34.15
Land	11,698	8.68	1,716	10.29	582	10.43	436	10.50	360	10.32
Unallocated	—	—	189	—	—	—	—	—	164	—
Total mortgage loans	31,022	95.42	9,159	95.30	4,578	95.73	4,604	97.04	4,128	97.38
Non-real estate	461	4.58	495	4.70	3	4.27	71	2.96	184	2.62
Total allowance for loan losses	$31,483	100.00%	$9,654	100.00%	$4,581	100.00%	$4,675	100.00%	$4,312	100.00%

(1) Consists of one-to four-family residential and home equity lines of credit, including owner-occupied and non-owner-occupied properties.

Investment Activities

Park View Federal's investment policy currently allows for investment in various types of liquid assets, including United States Government and United States Government Sponsored Enterprise securities, time deposits at the FHLB of Cincinnati, certificates of deposit or bankers' acceptances at other federally insured depository institutions and mortgage-backed securities. The general objective of Park View Federal's investment policy is to maximize returns without compromising liquidity or creating undue credit or interest rate risk. The Company's equity investments consist of floating rate preferred stock issued by FHLMC and FNMA. On September 7, 2008, the Federal Housing Finance Agency placed FHLMC and FNMA under conservatorship and suspended dividend payments on the FHLMC and FNMA subject securities. As a result of this action, the Company recorded a non-cash other-than-temporary gross impairment charge of approximately $1.8 million relative to its investments in preferred stock issued by FHLMC and FNMA. As required by SFAS 115, when a decline in fair value is deemed other-than-temporary, the unrealized loss must be recognized as a charge to earnings. The impairment represented an after-tax charge of approximately $1.2 million, or $0.16 per share, which was recorded during the second quarter of fiscal 2009. In accordance with the investment policy, at June 30, 2009, Park View Federal had United States Treasury Securities, mortgage-backed securities and FHLB of Cincinnati stock and also continues to hold its original investments in FNMA and FHLMC preferred stock.

The Bank reports its investments, other than marketable equity securities and securities available for sale, at cost as adjusted for discounts and unamortized premiums. The Bank has the intent and ability and generally holds all securities until maturity. For additional information see Note 2 of Notes to Consolidated Financial Statements.

At present, management is not aware of any conditions or circumstances which could impair its ability to hold its remaining securities to maturity.

The following table sets forth the carrying value of the Bank's securities portfolio and FHLB of Cincinnati stock at the dates indicated. At June 30, 2009, the fair market value of the Bank's securities portfolio was $114.3 million. All U.S. Government Sponsored Enterprise Securities are held to maturity, but may be callable prior to maturity. U.S. Government Securities are held to maturity. Equity securities consist of FHLMC and FNMA preferred stock and are available for sale.

In December 2008, the Company sold mortgage-backed securities that were previously categorized as held-to-maturity. The Company's intent with respect to these securities changed due to the bond market's reaction to the announcement by the Federal Reserve that they intended to take unprecedented action to acquire certain mortgage-backed securities. Subsequent to this sale, the Company reclassified its remaining mortgage-backed securities from held-to-maturity to available-for-sale.

	At June 30,		
	2009	2008	2007
		(In thousands)	
Investment securities:			
Equity securities	$ 103	$ 1,890	$ —
U. S. Government Sponsored Enterprise securities	—	7,580	58,000
U. S. Government securities	50,000	—	
Mortgage-backed securities held to maturity	—	55,151	25,880
Mortgage-backed securities available for sale	64,178	—	—
Total securities	114,281	64,621	83,880
FHLB of Cincinnati stock	12,811	12,641	12,312
Total investments	$127,092	$77,262	$96,192

The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's debt securities at June 30, 2009.

	At June 30, 2009									
	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Securities	
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield
	(Dollars in thousands)									
U.S. Government Sponsored Enterprise securities	$ 50,000	0.05%	$ —	—%	$ —	—%	$ —	—%	$ 50,000	0.05%
Mortgage-backed securities	257	4.86%	—	—	—	—	63,921	5.32%	64,178	5.32%
Total	$ 50,257	0.07%	$ —	—%	$ —	—%	$ 63,921	5.32%	$114,178	3.01%

Deposit Activity and Other Sources of Funds

General. Deposits are the primary source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, Park View Federal derives funds from loan principal and interest repayments, maturities of securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes.

Deposits. The Bank attracts deposits principally from within its primary market area by offering a variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts and certificates of deposit which generally range in maturity from seven days to five years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. Park View Federal generally reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, Park View Federal considers the rates offered by competing institutions, funds acquisition and liquidity requirements, growth goals and federal regulations. The Bank has accepted brokered deposits in the current year because of favorable rates available as compared to local market rates.

Park View Federal competes for deposits with other institutions in its market area by offering deposit instruments that are competitively priced and providing customer service through convenient and attractive offices, knowledgeable and efficient staff, and hours of service that meet customers' needs. To provide additional convenience, Park View Federal participates in STAR and Master Money debit card Automated Teller Machine networks at locations throughout Ohio and other participating states, through which customers can gain access to their accounts at any time.

The Bank's deposits increased by $65.5 million for the fiscal year ended June 30, 2009 as compared to the fiscal year ended June 30, 2008. Deposit balances totaled $724.9 million, $659.4 million and $658.1 million at the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

Deposits in the Bank as of June 30, 2009 were represented by the various programs described below.

Weighted Average Interest Rate	Category	Minimum Balance	Balance (in thousands)	Percentage of Total Deposits
0.49%	NOW accounts	$ 50	$38,037	5.24%
1.38	Passbook statement accounts	5	61,466	8.48
1.49	Money market accounts	1,000	68,549	9.46
0.00	Noninterest-earning demand accounts	50	20,146	2.78
			188,198	25.96
	Certificates of Deposit			
2.86	3 months or less	500	387,296	53.43
3.40	3 - 6 months	500	40,603	5.60
2.97	6 - 12 months	500	68,460	9.44
4.34	1 - 3 years	500	31,168	4.30
4.61	More than three years	500	9,207	1.27
3.03	Total certificates of deposit		536,734	74.04
2.53	Total deposits		$ 724,932	100.00%

The following table sets forth the average balances and average interest rates based on month-end balances for interest-bearing demand deposits and time deposits during the periods indicated.

	For the Year Ended June 30,								
	2009			2008			2007		
	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits	Interest-Bearing Demand Deposits	Savings Deposits	Time Deposits
	(Dollars in thousands)								
Average balance	$108,977	$38,545	$537,739	$114,459	$26,806	$501,523	$103,068	$31,283	$ 509,230
Average rate paid	1.74%	1.43%	3.74%	2.98%	1.11%	4.81%	4.07%	0.73%	4.75%

The rates currently paid on certificates maturing within one year or less are lower than the rates currently being paid on similar certificates of deposit maturing thereafter. The Bank will seek to retain these deposits to the extent consistent with its long-term objective of maintaining positive interest rate spreads. Depending upon interest rates existing at the time such certificates mature, the Bank's cost of funds may be significantly affected by the rollover of these funds. A decrease in such cost of funds, if any, may have a material impact on the Bank's operations. To the extent such deposits do not roll over, the Bank may, if necessary, use other sources of funds, including borrowings from the FHLB of Cincinnati, to replace such deposits. See "-- *Borrowings.*"

The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2009.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 76,260
Three through six months	49,041
Six through 12 months	60,744
Over 12 months	28,848
Total	$214,893

Borrowings. Savings deposits historically have been the primary source of funds for the Bank's lending, investments and general operating activities. The Bank is authorized, however, to use advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, Park View Federal is required to own stock in the FHLB of Cincinnati and is authorized to apply for advances. Advances are pursuant to several different programs, each of which has its own interest rate and range of maturities. Park View Federal has a Blanket Agreement for advances with the FHLB under which the Bank may borrow up to 50% of assets subject to normal collateral and underwriting requirements. The Bank currently has two commitments with the FHLB of Cincinnati for flexible lines of credit, referred to as a cash management advance and a REPO advance, in the amounts of $30 million and $200 million, respectively. The CMA advance and the REPO were not drawn down at June 30, 2009. Advances from the FHLB of Cincinnati are secured by the Bank's stock in the FHLB of Cincinnati and other eligible assets. In addition, PVFSC had a loan with an outstanding balance of $1.4 million collateralized by real estate. For additional information, refer to Note 8 of Notes to Consolidated Financial Statements.

The following table sets forth certain information regarding the Bank's advances from the FHLB of Cincinnati for the periods indicated:

	At June 30,		
	2009	2008	2007
	(In thousands)		
Amounts outstanding at end of period	$35,000	$44,000	$75,000
Weighted average rate	2.96%	2.83%	5.35%
Maximum amount outstanding at any month end	57,000	85,000	$95,000
Approximate average outstanding balance	$37,750	$53,130	$78,438
Weighted average rate	2.88%	4.41%	5.38%

In March 2006, Park View Federal entered into a $50 million repurchase agreement collateralized by $59.1 million in securities. In June 2004 and July 2006, the Company formed two special purpose entities, PVF Capital Trust 1 ("Trust I") and PVF Capital Trust 2 ("Trust II") that each issued $10.0 million of subordinated debentures. In December 2008, the Company elected to defer the payment of dividends on its $10.0 million of variable-rate Subordinated Deferrable Interest Debentures due June 29, 2034 and $10.0 million of fixed-rate Subordinated Deferrable Interest Debentures due July 6, 2036 (the "Debentures"). The Company issued the Debentures to Trust I and Trust II in exchange for the proceeds of the offering by the Trusts of trust preferred securities. Pursuant to the terms of the Debentures, interest on the Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default. While the Company has deferred the payment of interest on the Debentures, it continues to accrue expense for interest owed on the Debentures at a compounded rate. Under the terms of the Debentures, if the Company elects to defer the payment of the interest on the Debentures, the Company generally may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. Accordingly, the Company has discontinued the payment of cash dividends on its common stock. See Note 9 of Notes to Consolidated Financial Statements for the terms of these borrowings.

Subsidiary Activities

The Bank is required to give the FDIC and the Director of OTS 30 days prior notice before establishing or acquiring a new subsidiary or commencing a new activity through an existing subsidiary. Both the FDIC and the Director of OTS have the authority to prohibit the initiation or to order the termination of subsidiary activities determined to pose a risk to the safety or soundness of the institution.

As a federally chartered savings bank, Park View Federal is permitted to invest an amount equal to 2% of its assets in subsidiaries, with an additional investment of 1% of assets where such investment serves primarily community, inner-city and community development purposes. Under such limitations, as of June 30, 2009, Park View Federal was authorized to invest up to approximately $27 million in the stock of or loans to subsidiaries, including the additional 1% investment for community, inner-city and community development purposes. Institutions meeting their applicable minimum regulatory capital requirements may invest up to 50% of their regulatory capital in conforming first mortgage loans to subsidiaries in which they own 10% or more of the capital stock. Park View Federal currently exceeds its regulatory capital requirements.

PVF has three active subsidiaries, Park View Federal, PVFSC and MPLC. PVFSC is engaged in the activities of land acquisition and real estate investment. PVF has three nonactive subsidiaries, PVF Community Development Corp., PVF Mortgage Corp. and PVF Holdings, Inc., which have been chartered for future activity.

PVF Service Corporation. At June 30, 2009, PVFSC had a $0.15 million investment in a joint venture that owns real estate leased to the Bank for use as a branch office in Avon, Ohio. Also, at June 30, 2009, PVFSC had a $0.08 million investment in a joint venture for a branch office location for our Mayfield office in Mayfield, Ohio. PVFSC also has an interest in Park View Plaza, a joint venture, which is a strip center in Cleveland, Ohio that includes our Cleveland branch office. PVFSC also has an interest in a joint venture containing a Title Company, PVF Title Services, LLC. In addition, PVFSC had a $4.6 million investment in office properties used by the Bank that includes the Corporate Center in Solon, Ohio, and branch offices in Bainbridge, Ohio and Chardon, Ohio. In November 2008, PVFSC refinanced a Line of Credit loan for $1.6 million. The balance at June 30, 2009 was $1.4 million, and the loan is secured by its Corporate Center in Solon, Ohio.

Mid Pines Land Company. At June 30, 2009, MPLC had an investment of $0.6 million in land adjacent to the Company's Corporate Center in Solon, Ohio.

Competition

The Bank faces strong competition both in originating real estate and other loans and in attracting deposits. The Bank competes for real estate and other loans principally on the basis of interest rates and the loan fees it charges, the type of loans it originates and the quality of services it provides to borrowers. Its competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers making loans secured by real estate located in the Bank's market area.

The Bank attracts all its deposits through its branch offices primarily from the communities in which those branch offices are located. Consequently, competition for deposits is principally from other savings institutions, commercial banks, credit unions and brokers in these communities. Park View Federal competes for deposits and loans by offering a variety of deposit accounts at competitive rates, a wide array of loan products, convenient business hours and branch locations, a commitment to outstanding customer service and a well-trained staff. In addition, the Bank believes it has developed strong relationships with local businesses, realtors, builders and the public in general, giving it an excellent image in the community.

Employees

As of June 30, 2009, PVF and its subsidiaries had 161 full-time employees and 41 part-time employees, none of whom was represented by a collective bargaining agreement. The Company believes it enjoys a good relationship with its personnel.

Regulation of the Bank

General. As a savings institution, Park View Federal is subject to extensive regulation by the OTS, and its deposits are insured by the Deposit Insurance Fund, which is administered by the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The OTS periodically examines the Bank for compliance with various regulatory requirements. The FDIC also has the authority to conduct special examinations of FDIC-insured savings institutions. The Bank must regularly file reports with OTS describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or elsewhere herein. The discussion is not intended to be a complete explanation of all applicable laws and regulations and is qualified in its entirety by reference to the actual statutes and regulations involved.

For information with respect to current and anticipated operating restriction imposed or to be imposed by the OTS, see Note 13 of Notes to Consolidated Financial Statements.

Regulatory Capital Requirements. Under OTS regulations, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" (also referred to as "Tier 1") capital equal to at least 4.0% (or 3.0% if the institution is the highest rated under the OTS examination rating system) of adjusted total assets and "total capital," a combination of core and "supplementary" capital, equal to at least 8.0% of "risk-weighted" assets. In addition, the OTS has adopted regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is the highest rated). For purposes of these regulations, Tier 1 capital has the same definition as core capital and generally consists of common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. See "-- *Prompt Corrective Regulatory Action.*" Investments in subsidiaries that are engaged as principal in activities not permissible for national banks must also be deducted from Tier 1 capital. The Bank was in compliance with all applicable regulatory capital requirements at June 30, 2009.

In determining compliance with the risk-based capital requirement, a savings institution calculates its total capital, which may include both core capital and supplementary capital, provided the amount of supplementary capital does not exceed the savings institution's core capital. Supplementary capital is defined to include certain preferred stock issues, certain approved subordinated debt, certain other capital instruments, a portion of the savings institution's allowances for loan and lease losses allowances, and up to 45% of unrealized net gains on equity securities. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and equity investments other than those deducted from core and tangible capital. At June 30, 2009, Park View Federal had no equity investments for which OTS regulations require a deduction from total capital.

The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, one-to four-family first mortgages not more than 90 days past due with loan-to-value ratios under 80% and multi-family mortgages (or residential property consisting of five or more dwelling units) with loan-to-value ratios under 80% are assigned a risk weight of 50%. Consumer, home equity and land loans, residential and nonresidential construction loans and commercial real estate loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest, by the FNMA or FHLMC are assigned a 20% risk weight. Cash and United States Government securities backed by the full faith and credit of the United States Government are given a 0% risk weight. At June 30, 2009, the Bank's risk-weighted assets were $682.6 million, and its total risk-based capital was $68.5 million, or 10.03%, of risk-weighted assets.

The table below presents the Bank's capital position at June 30, 2009, relative to its various minimum regulatory capital requirements.

	At June 30, 2009	
	Amount	Percent of Assets (1)
	(Dollars in Thousands)	
Tangible Capital	$59,861	6.54%
Tangible Capital Requirement	13,734	1.50
Excess	46,127	5.04%
Tier 1/Core Capital	$59,861	6.54%
Tier 1/Core Capital Requirement	36,623	4.00
Excess	23,238	2.54%
Tier 1 Risk-Based Capital	$59,861	8.77%
Tier 1 Risk-Based Capital Requirement	27,305	4.00
Excess	32,556	4.77%
Risk-Based Capital	$68,474	10.03%
Risk-Based Capital Requirement	54,610	8.00
Excess	13,864	2.03%

(1) Based upon adjusted total assets for purposes of the tangible, core and Tier 1 capital requirements, and risk-weighted assets for purposes of the Tier 1 risk-based and risk-based capital requirements.

In addition to requiring generally applicable capital standards for savings institutions, the Director of OTS may establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. The Director of OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Subsequent to June 30, 2009, the Bank was directed by its regulator, the OTS, to raise its Tier 1 core capital and total risk-based capital ratios to 8.0% and 12.0%, respectively, by December 31, 2009. The Company has established a Capital Raising Committee to put plans in place to raise the necessary capital.

The OTS has directed the Bank to raise its tier one core capital and total risk-based capital ratios to 8% and 12%, respectively, by December 31, 2009. At June 30, 2009, we did not meet these requirements and would have needed approximately $13.4 million in additional capital based on assets at such date to meet these requirements. The Company currently does not have any capital available to invest in the Bank. We are considering various strategies to help us achieve these capital levels by December 31, 2009, but there is no assurance that any capital raising strategy can be completed successfully by that date. Moreover, any further increases to our allowance for loan losses and operating losses would require negatively impact our capital levels and make it more difficult to achieve the capital levels directed by the OTS. If we fail to meet the required capital levels by December 31, 2009, the OTS could take additional enforcement action against us, including the imposition of monetary penalties, as well as further operating restrictions. The OTS also could also direct us to seek a merger partner or to liquidate the Bank.

Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") is: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions. If an institution's ratio of tangible capital to total assets falls below a "critical capital level," the institution will be subject to conservatorship or receivership within specified time periods.

Under regulations jointly adopted by the federal banking regulators, a savings institution's capital adequacy for purposes of the FDICIA prompt corrective action rules is determined on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its Tier 1 or core capital to adjusted total assets). The following table shows the capital ratio requirements for each prompt corrective action category:

	Well Capitalized	**Adequately Capitalized**	**Undercapitalized**	**Significantly Undercapitalized**
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if the institution has the highest examination rating.

A "critically undercapitalized" savings institution is defined as a savings institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative preferred stock less all intangibles other than qualifying supervisory goodwill and certain servicing rights. The OTS may reclassify a well capitalized savings association as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the OTS determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any examination rating category. For information regarding the position of the Bank with respect to the FDICIA prompt corrective action rules, see Note 13 of Notes to Consolidated Financial Statements.

Safety and Soundness Standards. Interagency Guidelines Establishing Standards for Safety and Soundness require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at peer institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Additionally, a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Federal Home Loan Bank System. Park View Federal is a member of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Agency ("FHFA"). The FHLB provides a central credit facility primarily for member institutions. As a member of the FHLB System, the Bank is required to acquire and hold specified amounts of capital stock in the FHLB of Cincinnati. The Bank was in compliance with this requirement with an investment in FHLB of Cincinnati stock at June 30, 2009 of $12.8 million. The FHLB of Cincinnati's ability to pay dividends to its stockholders is subject to a variety of factors such as legal requirements, the Bank's financial condition and income and economic conditions.

The FHLB of Cincinnati serves as a reserve or central bank for its member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFA and the Board of Directors of the FHLB of Cincinnati. Long-term advances may be made only for the purpose of providing funds for residential housing finance, small business loans, small farm loans and small agri-business loans. At June 30, 2009, the Bank had $35 million in advances outstanding from the FHLB of Cincinnati. See "-- *Deposit Activity and Other Sources of Funds -- Borrowings.*"

Qualified Thrift Lender Test. A savings association that does not meet the Qualified Thrift Lender test (QTL Test") must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; and (iii) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity, and not retain any investment not permissible for a national bank and savings association.

To meet the QTL Test, the institution must qualify as a domestic building and loan association under the Internal Revenue Code or the institution's "Qualified Thrift Investments" must total at least 65% of "portfolio assets." Under OTS regulations, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments generally consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, and educational, small business and credit card loans, (ii) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination, and (iii) stock in an FHLB or the FHLMC or FNMA. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas. In order to maintain QTL status, the savings institution must maintain a weekly average percentage of Qualified Thrift Investments to portfolio assets equal to 65% on a monthly average basis in nine out of 12 months. A savings institution that fails to maintain QTL status will be permitted to requalify once, and if it fails the QTL test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired. Failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions imposed on national banks. At June 30, 2009, the Bank qualified as a QTL.

Uniform Lending Standards. Under OTS regulations, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank regulators.

The Bank believes that its current lending policies conform to the Interagency Guidelines.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments. For 2008, assessments ranged from five to 43 basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC, pursuant to a Restoration Plan to replenish the fund, adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009 and effectively made the range from 7 to 77½ basis points. The FDIC may adjust the assessment scale uniformly from one quarter to the next, except that no adjustment can deviate three basis points from the base scale without notice and comment rulemaking. The FDIC adopted further requirements effective April 1, 2009 that effectively made the range seven to 77½ basis points. The FDIC has imposed on all insured institutions a special emergency assessment of 5 basis points of total assets less Tier 1 capital as of June 30, 2009 (capped at 10 basis points of the institution's deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund and has noted the possibility of additional special assessments of up to 5 basis points of total assets less Tier 1 capital (subject to the same cap) for the remaining two quarters of 2009 as deemed necessary. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit approximated $402,338, which has been totally used. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009, and certain senior unsecured debt issued by institutions and their holding companies would be temporarily guaranteed by the FDIC. The Bank made the business decision to participate in the unlimited noninterest-bearing transaction account coverage and the Bank and the Company opted to not participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the four quarters ended June 30, 2009 averaged 1.1 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Dividend Limitations. Under OTS regulations, the Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Bank's conversion from the mutual to stock form.

OTS regulations require that savings institutions submit notice to the OTS prior to making a capital distribution (which includes dividends, stock repurchases and amounts paid to stockholders of another institution in a cash merger) if (a) they would not be well capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) the institution is a subsidiary of a holding company. A savings institution must make application to the OTS to pay a capital distribution if (x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceed the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or conditions imposed by the OTS. As a subsidiary of a savings and loan holding company, Park View Federal must, at a minimum, provide prior notice to the OTS of capital distributions. The OTS may disapprove or deny a capital distribution if in the view of the OTS, the capital distribution would constitute an unsafe or unsound practice.

The Bank is prohibited from making any capital distributions if, after making the distribution, it would be undercapitalized as defined in the OTS' prompt corrective action regulations.

In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "*Taxation.*" The Bank intends to make full use of this favorable tax treatment afforded to the Bank and does not contemplate use of any earnings of the Bank in a manner which would limit the Bank's bad debt deduction or create Federal tax liabilities.

Federal Reserve System. Pursuant to regulations of the Federal Reserve Board, a savings institution must maintain average daily reserves equal to 3% on transaction accounts of between $10.3 million and $44.4 million, plus 10% on the remainder. The first $10.3 million of transaction accounts are exempt. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2009, Park View Federal met its reserve requirements.

Interstate Branching. OTS regulations permit federal savings institutions to branch in any state or states of the United States and its territories. Except in supervisory cases or when interstate branching is otherwise permitted by state law or other statutory provision, an institution may not establish an out-of-state branch unless (i) the institution qualifies as a "domestic building and loan association" under §7701(a)(19) of the Internal Revenue Code or meets the QTL Test and the total assets attributable to all branches of the association in the state would qualify such branches taken as a whole for treatment as a domestic building and loan association or as a QTL, and (ii) such branch would not result in (a) formation of a prohibited multi-state multiple savings and loan holding company, or (b) a violation of certain statutory restrictions on branching by savings institution subsidiaries of bank holding companies. Federal savings institutions generally may not establish new branches unless the institution meets or exceeds minimum regulatory capital requirements. The OTS will also consider the institution's record of compliance with the Community Reinvestment Act in connection with any branch application.

Loans to One Borrower Limitations. Under federal law, loans and extensions of credit, to a borrower may generally not exceed 15% of the unimpaired capital and surplus of the savings institution. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and surplus.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants, who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Transactions with Affiliates. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus, (ii) specify certain collateral requirements for particular transactions with affiliates, and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to an unaffiliated customer. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution. The Bank is also prohibited from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on condition that the customer obtain some additional services from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions.

Savings institutions are also subject to the restrictions contained in Section 22(h) and Section 22(g) of the Federal Reserve Act on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer or to a greater than 10% stockholder of a savings institution, and certain affiliated entities of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities the institution's loan to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus and an additional 10% of such capital and surplus for loans fully secured by certain readily marketable collateral). Section 22(h) also prohibits loans, above specified amounts to directors, executive officers and greater than 10% stockholders of a savings institution, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. The specified amounts are the greater of $25,000 or 5% of capital and surplus (and any loan or loans aggregating to $500,000 or more). Further, loans to directors, executive officers and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons. There is an exception to that requirement were such loans are made pursuant to a benefit or compensation program that is widely available to employees of the institution and the program does not give preference to directors or executive officers over other employees.

Section 22(g) of the Federal Reserve Act requires that loans to executive officers of depository institutions not be made on terms more favorable than those afforded to other borrowers, requires approval for such extensions of credit by the board of directors of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution are prohibited, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Regulation of the Company

General. The Company is a savings and loan holding company as defined by the Home Owners' Loan Act. As such, the Company is registered with the OTS and is subject to OTS regulation, examination, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank is subject to certain restrictions in its dealings with the Company and affiliates thereof.

Activities Restrictions. The Board of Directors of the Company presently intends to operate the Company as a unitary savings and loan holding company. Since the Company became a unitary savings and loan holding company before May 4, 1999, there are generally no restrictions on the activities of the Company. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings and loan holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary savings institution, the Director of the OTS may impose such restrictions as deemed necessary to address such risk including limiting: (i) payment of dividends by the savings institution; (ii) transactions between the savings institution and its affiliates; and (iii) any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings institution subsidiary of such a holding company fails to meet the QTL Test, then such unitary holding company will become subject to the activities restrictions applicable to multiple holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, register as, and become subject to the restrictions applicable to a bank holding company. See "-- *Regulation of the Bank -- Qualified Thrift Lender Test.*"

If the Company were to acquire control of another savings institution to be held as a separate subsidiary, the Company would become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and each subsidiary savings institution meets the QTL Test, the activities of the Company and any of its subsidiaries (other than the Bank or other subsidiary savings institutions) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings institution may commence or continue after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity, other than: (i) furnishing or performing management services for a subsidiary savings institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings institution; (iv) holding or managing properties used or occupied by a subsidiary savings institution; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987 to be engaged in by multiple holding companies; or (vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. Those activities described in (vii) above must be approved by the Director of the OTS prior to being engaged in by a multiple holding company. The OTS has issued an interpretation indicating that multiple holding companies may also engage in activities permissible for financial holding companies, including investment banking and insurance.

Restrictions on Acquisitions. Savings and loan holding companies are generally prohibited from acquiring, without prior approval of the Director of OTS, (i) control of any other savings institution or savings and loan holding company or substantially all the assets thereof, or (ii) more than 5% of the voting shares of a savings institution or holding company thereof which is not a subsidiary. Except with the prior approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may also acquire control of any savings institution, other than a subsidiary savings institution, or of any other savings and loan holding company.

The Director of the OTS may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the institution to be acquired as of March 5, 1987; (ii) the acquirer is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

Acquisition of the Company. Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire control of a savings and loan holding company or savings institution. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Taxation

General. The Company and its subsidiaries currently file a consolidated federal income tax return based on a fiscal year ending June 30. Consolidated returns have the effect of eliminating intercompany distributions, including dividends, from the computation of consolidated taxable income for the taxable year in which the distributions occur.

Federal Income Taxation. Savings institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code") in the same general manner as other corporations. Prior to legislation in 1996, institutions such as the Bank which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. Legislation that is effective for tax years beginning after December 31, 1995 repealed the reserve method available to thrifts and required institutions to recapture into taxable income over a six taxable year period the portion of the tax loan loss reserve that exceeds the pre-1988 tax loan loss reserve. The Bank had no such excess reserve. The Bank will no longer be allowed to use the percentage of taxable income method for tax loan loss provisions, but was allowed to use the experience method of accounting for bad debts as long as it was not considered a large thrift. Beginning with June 30, 1997 taxable year, the Bank was treated the same as a small commercial bank. Institutions with less than $500 million in assets were still permitted to make deductible bad debt additions to reserves, using the experience method. Beginning with the June 30, 2000 taxable year, the Bank began being taxed as a large thrift and is only able to take a tax deduction when a loan is actually charged off.

Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation), unless the Bank includes the amount in taxable income, along with the amount deemed necessary to pay the resulting federal income tax.

In addition to the regular income tax, corporations generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. Net operating losses can offset no more than 90% of alternative minimum taxable income. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax.

The Bank's federal income tax returns through June 30, 2007 were audited by the IRS. The year June 30, 2008 is open to audit.

For further information regarding federal income taxes, see Note 10 of Notes to Consolidated Financial Statements.

State Income Taxation. The Bank is subject to an Ohio franchise tax based on its equity capital plus certain reserve amounts. Total equity capital for this purpose is reduced by certain exempted assets. The resulting net taxable value of capital is taxed at a rate of 1.3%. The Company generally elects to be taxed as a qualifying holding company and pay Ohio tax based on its net income only. The other subsidiaries of the Company are taxed on the greater of a tax based on net income or net worth.

Executive Officers of the Registrant

The following sets forth information with respect to the executive officers of the Company.

Name	Age as of September 28, 2009	Title
Robert J. King, Jr.	54	President and Chief Executive Officer of the Company and the Bank
Edward B. Debevec	50	Treasurer of the Company and the Bank
Jeffrey N. Male	60	Vice President and Secretary of the Company and Executive Vice President and Chief Lending Officer of the Bank

Robert J. King, Jr. Mr. King was appointed President and Chief Executive Officer of the Company and the Bank in July 2009 and began service on September 10, 2009. Mr. King succeeds Marty E. Adams, who has been serving as interim chief executive of the Company and Bank since March 4, 2009. Most recently, Mr. King served as senior managing director of FSI Group, LLC, a private equity operation focused on investing in the financial sector. King joined Fifth Third Bank in 1975. During his tenure with the Cincinnati-based company, he served as vice president of Institutional Asset Administration, director of marketing, commercial lending officer, customer service manager and marketing research specialist. In 1989, he joined Fifth Third Bank (Northeastern Ohio) as an executive vice president and was promoted to president and chief executive officer the following year. In 1997, Fifth Third's board of directors appointed King Chairman of Fifth Third Bank (Northeastern Ohio), a position he held until his retirement in 2004. He also was an executive vice president of Fifth Third Bancorp and regional president of Fifth Third affiliates in Toledo, Dayton, Columbus and southern Ohio.

Edward B. Debevec. Mr. Debevec has been with the Bank since 1984. He has served in various capacities, including supervisor of the construction loan department, and has held the position of Treasurer since 1989. Mr. Debevec was named Principal Financial and Accounting Officer and Treasurer of the Bank and Company in November 2008.

Jeffrey N. Male. Mr. Male has been with the Bank since 1973. He has served in various capacities, including supervisor of the construction loan department, personnel director and manager of the collection, foreclosure and REO departments. Mr. Male was named Executive Vice President of the Bank in 2000. In 1986 Mr. Male was named Senior Vice President in charge of residential lending operations. He was named Vice President and Secretary of the Company upon its organization in 1994 and continues to serve in that position. Mr. Male has served in various capacities with public service and charitable organizations, including the Chagrin Valley Jaycees, the Chagrin Falls Chamber of Commerce and the Neighborhood Housing Services Corporate Loan Committee. Mr. Male is a graduate of Denison University.

Item 1A. Risk Factors

We expect to be subject to restrictions and conditions of Cease and Desist Orders to be issued by the Office of Thrift Supervision. We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the expected Cease and Desist Orders. Failure to comply with the expected Cease and Desist Orders could result in additional enforcement action against us, including the imposition of monetary penalties.

As a result of various regulatory concerns, the OTS has advised the Company and the Bank that it will issue Cease and Desist Orders. We have received drafts of the Cease and Desist Orders, and we expect that the orders will contain a number of significant directives. For a description of the anticipated terms of these orders, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Expected Cease and Desist Orders." If we fail to comply with the terms and conditions of the expected Cease and Desist Orders, the OTS could take additional enforcement action against us, including the imposition of monetary penalties as well as further operating restrictions. The OTS could also direct us to seek a merger partner. We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the expected Cease and Desist Orders, and we will incur ongoing expenses attributable to compliance with the terms of the orders. Although we do not expect it, it is possible regulatory compliance expenses related to the expected Cease and Desist Orders could have a material adverse impact on us in the future. In addition, the OTS must approve any deviation from our business plan, which could limit our ability to make any changes to our business, which could negatively impact the scope and flexibility of our business activities. While we believe that we will be able to take actions that will result in the expected Cease and Desist Orders being terminated in the future, such actions may not result in the OTS' terminating the expected Cease and Desist Orders. Further, the imposition of the expected Cease and Desist Orders may make it more difficult to attract and retain qualified employees.

Our capital levels currently are not sufficient to achieve compliance with the higher capital requirements we must meet by December 31, 2009.

The OTS has directed the Bank to raise its tier one core capital and total risk-based capital ratios to 8% and 12%, respectively, by December 31, 2009. At June 30, 2009, we did not meet these requirements and would have needed approximately $13.4 million in additional capital based on assets at such date to meet these requirements. The Company currently does not have any capital available to invest in the Bank. We are considering various strategies to help us achieve these capital levels by December 31, 2009, but there is no assurance that any capital raising strategy can be completed successfully by that date. Moreover, any further increases to our allowance for loan losses and operating losses would require negatively impact our capital levels and make it more difficult to achieve the capital levels directed by the OTS. If we fail to meet the required capital levels by December 31, 2009, the OTS could take additional enforcement action against us, including the imposition of monetary penalties, as well as further operating restrictions. The OTS also could also direct us to seek a merger partner or to liquidate the Bank.

We are subject to growth and operating restrictions imposed by the OTS. These conditions could impede our ability to operate our business.

The Company and the Bank have been notified by the OTS, their primary regulator, that as a result of the OTS's assessment of the Company's and the Bank's financial condition, the Company and the Bank are subject to specified operating restrictions. These operating restrictions provide that: (1) the Bank must limit its quarterly asset growth to net interest credited on deposit liabilities during the quarter (unless additional asset growth is permitted by the OTS); (2) the Bank and the Company must obtain OTS approval prior to appointing any new director or senior executive officer; (3) the Bank and the Company must obtain regulatory approval prior to making certain severance and indemnification payments; (4) the Bank must receive OTS approval of any new, renewed or amended arrangements providing compensation or benefits to its directors and senior executive officers; (5) the Bank must obtain OTS approval of all third-party contracts that are significant to the operation or financial condition of the Bank or that are outside the normal course of business; (6) the Bank must provide the OTS with advance notice of all proposed transactions with affiliates; and (7) the Bank may not pay dividends or make any other capital distribution, including repurchase or redemption of capital stock, without the prior approval of the OTS. These restrictions may impede our ability to operate our business.

We have a relatively high percentage of non-performing loans and classified assets relative to our total assets. If our allowance for loan losses is not sufficient to cover our actual loan losses, our ability to become profitable will be adversely affected.

At June 30, 2009, our non-performing loans totalled $70.5 million, representing 8.9% of total loans and 7.7% of total assets. In addition, loans which management has classified as either substandard, doubtful or loss totalled $102.4 million, representing 14.6% of total loans and 11.2% of total assets. At June 30, 2009, our allowance for loan losses was $16.5 million, representing 23.4% of non-performing loans. In the event our loan customers do not repay their loans according to their terms and the collateral securing the payment of these loans is insufficient to pay any remaining loan balance, we may experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable losses in our loan portfolio, resulting in additions to our allowance. The additions to our allowance for loan losses would be made through increased provision for loan losses, which would reduce our income.

In addition, the OTS periodically reviews our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs as required by the OTS would have a material adverse effect on our results of operations and financial condition.

Certain interest rate movements may hurt earnings and asset value.

While these short-term market interest rates (which are used as a guide to price the Bank's deposits) have increased, longer-term market interest rates (which are used as a guide to price the Bank's longer-term loans) have not. Although this "flattening" of the market yield curve has not had a negative impact on our interest rate spread and net interest margin to date, if short-term interest rates continue to rise, and if rates on our deposits and borrowings continue to reprice upwards faster than the rates on our loans and investments, we would experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. Conversely, if short-term interest rates decline and if rates on our loans and investments reprice downward faster than our rates on deposits, then we would also experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability.

Changes in interest rates also affect the value of the Bank's interest-earning assets, and in particular the Bank's securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity.

Proposed regulatory reform may have a material impact on our operations.

On June 17, 2009, President Obama published a comprehensive regulatory reform plan intended to modernize and protect the integrity of the United States financial system. The President's plan contains several elements that would have a direct effect on the Company and the Bank. Under the reform plan, the federal thrift charter and the Office of Thrift Supervision would be eliminated and all companies that control an insured depository institution must register as a bank holding company. Although the reform plan does not specify how existing federal thrifts, such as the Bank, would be treated, we expect that if the federal thrift charter is eliminated Park View Federal could become a national bank or adopt a state charter. Registration as a bank holding company would represent a significant change, as there currently exist significant differences between savings and loan holding company and bank holding company supervision and regulation. For example, the Federal Reserve imposes leverage and risk-based capital requirements on bank holding companies whereas the Office of Thrift Supervision does not impose any capital requirements on savings and loan holding companies. The reform plan also proposes the creation of a new federal agency, the Consumer Financial Protection Agency, that would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on our operations. However, because the legislation needed to implement the President's reform plan has not been introduced, and because the final legislation may differ significantly from the reform plan proposed by the President, we cannot determine the specific impact of regulatory reform at this time.

Strong competition within the Bank's market area could hurt profits and slow growth.

The Bank faces intense competition both in making loans and attracting deposits. This competition has made it more difficult for the Bank to make new loans and at times has forced the Bank to offer higher deposit rates. Price competition for loans and deposits might result in the Bank earning less on loans and paying more on deposits, which would reduce net interest income. Competition also makes it more difficult to increase loans and deposits. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which the Bank competes have substantially greater resources and lending limits than the Bank has and may offer services that the Bank does not provide. Management expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. The Bank's profitability depends upon its continued ability to compete successfully in its market area.

The Company and the Bank operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Park View Federal is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. The Company also is subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in Company common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our emphasis on construction and commercial real estate lending and land loans may expose us to increased lending risks.

At June 30, 2009, we had $192.1 million in loans secured by commercial real estate, $64.8 million in real estate construction loans, which included $39.2 million in residential construction loans, $5.2 million in loans for the construction of multi-family properties and $20.4 million for the construction of commercial properties and $60.9 million in loans secured by land. Commercial real estate loans, construction loans and land loans represented 28.7%, 9.7% and 9.1%, respectively, of our net loan portfolio. While commercial real estate, construction and land loans are generally more interest rate sensitive and carry higher yields than do residential mortgage loans, these types of loans generally expose a lender to greater risk of non-payment and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans.

The Company's financial condition and results of operations are dependant on the economy in the Bank's market area.

The Bank's market area consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. As of June 30, 2009, management estimates that more than 90% of deposits and 90% of loans came from its market area. Because of the Bank's concentration of business activities in its market area, the Company's financial condition and results of operations depend upon economic conditions in its market area. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Ohio could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Provisions in the Company's Certificate of Incorporation and Bylaws and statutory provisions could discourage a hostile acquisition of control.

The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage nonnegotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then current market price and that may tend to perpetuate existing management. These provisions include: the classification of the terms of the members of the Board of Directors; supermajority provisions for the approval of certain business combinations; elimination of cumulative voting by stockholders in the election of directors; certain provisions relating to meetings of stockholders; and provisions allowing the Board of Directors to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer. The provisions in the Company's Certificate of Incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on acquisitions of the Company's equity securities provide that the supermajority voting requirements or acquisition restrictions do not apply to business combinations or acquisitions meeting specified Board of Directors approval requirements. The Certificate of Incorporation also authorizes the issuance of 1,000,000 shares of preferred stock as well as additional shares of Common Stock up to a total of 15,000,000 outstanding shares. These shares could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt.

In addition, Ohio law provides for certain restrictions on acquisition of the Company, and federal banking laws contain various restrictions on acquisitions of control of savings associations and their holding companies.

The Certificate of Incorporation, Bylaw and statutory provisions, as well as certain other provisions of state and federal law and certain provisions in the Company's and the Bank's employee benefit plans are employment agreements and change in control severance agreements, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of the Company otherwise might receive a substantial premium for their shares over then current market prices.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

The Bank has been directed by the OTS to raise its tier one core capital and total risk-based capital ratios to 8% and 12%, respectively, by December 31, 2009, and the Bank Order expected to be entered into provides for a similar requirement. Had the Bank been required to meet these capital requirements at June 30, 2009, it would have needed additional capital of approximately $13.4 million. To meet these capital requirements and for other purposes, we expect to seek to raise capital through one or more offerings of our common stock, preferred stock or other equity securities convertible into common stock, or rights to acquire such securities or our common stock during the quarter ending December 31, 2009, although there can be no assurance that we will be successful. This statement does not constitute an offer of any securities for sale. Our Articles of Incorporation, as amended, make available additional authorized shares of common stock and preferred stock for issuance from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law or The Nasdaq Capital Market requirements. The issuance of any additional shares of common stock, preferred stock, or convertible securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their *pro rata* share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following table sets forth the location and certain additional information regarding the Company's offices at June 30, 2009.

Location	Year Opened/ Acquired	Total Deposits	Net Book Value at June 30, 2009	Owned or Leased/ Expiration	Approximate Square Footage
		(Dollars in thousands)			
Main Office:					
30000 Aurora Road Solon, Ohio	2000	$ 102,651	$ 4,866	Owned	51,635
Branch Offices:					
2111 Richmond Road Beachwood, Ohio	1967	72,577	296	Leased 12/31/19	2,750
413 Northfield Road Bedford, Ohio	2002	41,622	120	Leased 10/31/12	3,084
11010 Clifton Boulevard Cleveland, Ohio	1974	23,268	0	Leased 10/21/11	1,550
13901 Ridge Road North Royalton, Ohio	1999	60,319	0	Leased 8/31/19	3,278
6990 Heisley Road Mentor, Ohio	1994	43,956	0	Leased 10/24/18	2,400
1244 SOM Center Road Mayfield Heights, Ohio	2004	47,801	73	Leased 6/30/14	2,200
497 East Aurora Road Macedonia, Ohio	1994	52,579	1	Leased 9/30/14	2,400
8500 Washington Street Chagrin Falls, Ohio	1995	45,973	576	Owned	2,700
408 Water Street Chardon, Ohio	1998	31,773	449	Owned	2,800
3613 Medina Road Medina, Ohio	2000	30,359	0	Leased 2/28/13	2,440
34400 Aurora Road Solon, Ohio	2000	27,373	11	Leased 4/30/10	3,000
16909 Chagrin Boulevard Shaker Heights, Ohio	2000	28,309	19	Leased 6/30/10	2,904
36311 Detroit Road Avon, Ohio	2002	38,859	94	Leased 10/02/12	3,375
17780 Pearl Road Strongsville, Ohio	2002	44,099	59	Leased 8/31/12	3,500
9305 Market Square Drive Streetsboro, Ohio	2003	14,029	955	Owned	3,700
215 West Garfield Road Aurora, Ohio	2005	19,385	15	Leased 8/31/10	4,700

At June 30, 2009, the net book value of the Company's premises, furniture, fixtures and equipment was $8.6 million. See Note 6 of Notes to Consolidated Financial Statements for further information.

The Company also owns real estate in Solon, Ohio. See "*Item 1. Business -- Subsidiary Activities*" for further information.

Item 3. Legal Proceedings

From time to time, the Company and/or the Bank is a party to various legal proceedings incident to its business. There are no material legal proceedings to which the Bank or PVF is a party or to which any of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended June 30, 2009.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades under the symbol "PVFC" on the Nasdaq Capital Market. The Company had 7,979,120 shares of common stock outstanding and approximately 157 holders of record of the common stock at September 24, 2009. OTS regulations applicable to all Federal Savings Banks such as Park View Federal limit the dividends that may be paid by the Bank to PVF. Any dividends paid may not reduce the Bank's capital below minimum regulatory requirements. Pursuant to a letter received by the Office of Thrift Supervision dated June 26, 2009 concerning specified operating restrictions, the Bank may not declare or pay a dividend without receiving the prior written approval of the Regional Director.

The Company's stock repurchase program was renewed for a 12-month period in July 2008 and authorized the purchase of an additional 265,602 shares of the Company's common stock. Such program has expired. At June 30, 2009, as adjusted to reflect all stock dividends, the Company had acquired a total of 472,725 shares, or 5.8%, of the Company's common stock. The program expired in July 2009 and was not renewed by the Company. The Company's cash dividend policy remains dependent upon the Company's financial condition, earnings, capital needs, regulatory requirements and economic conditions. Quarterly cash dividends of $.074 per share were declared on the Company's outstanding common stock in fiscal 2008, and cash dividends of $.0025 per share were declared on the Company's outstanding common stock during the first quarter of fiscal 2009. In December 2008, the Company deferred the payment of dividends on its subordinated debentures. Under the terms of the debentures, if the Company defers the payment of interest on the debentures, the Company generally may not pay dividends or distributions, or redeem, purchase, or make a liquidation payment with respect to any of its capital stock. Accordingly, at such time, the Company discontinued the payment of cash dividends on the common stock. Pursuant to a letter received by the Office of Thrift Supervision dated June 26, 2009 concerning specified operating restrictions, the Company may not declare or pay a dividend, including the repurchase or redemption of capital stock, without receiving the prior written approval of the Regional Director.

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters indicated. Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Fiscal 2009		Fiscal 2008	
	High	**Low**	**High**	**Low**
Fourth Quarter	$2.88	$1.01	$10.81	$ 7.26
Third Quarter	3.00	1.00	12.08	7.00
Second Quarter	5.00	1.00	15.80	10.53
First Quarter	7.81	3.25	16.03	9.00

The Company did not repurchase any of its equity securities registered under the Securities Exchange Act of 1934, as amended, during the fourth quarter of the fiscal year ended June 30, 2009.

Item 6. Selected Financial Data

Selected Consolidated Financial and Other Data

Financial Condition Data:

(Dollars in Thousands)	At June 30,				
	2009	2008	2007	2006	2005
Total assets	$912,209	$867,402	$900,816	$906,081	$823,899
Loans receivable, net	668,460	714,492	713,329	736,065	660,494
Loans receivable held for sale, net	27,078	7,831	14,993	10,698	9,060
Mortgage-backed securities held to maturity	—	55,151	25,880	27,578	31,720
Mortgage-backed securities available for sale	64,178	—	—	—	—
Cash and cash equivalents	21,213	17,804	28,458	19,738	11,090
Securities held to maturity	50,000	7,580	58,000	58,000	57,500
Securities available for sale	103	1,890	—	—	—
Deposits	724,932	659,386	658,053	656,864	591,226
Borrowings	106,366	114,950	146,260	156,773	146,413
Stockholders' equity	49,505	69,075	71,490	68,973	66,453

Operating Data:

(Dollars in thousands except for earnings per share)	Year Ended June 30,				
	2009	2008	2007	2006	2005
Interest income	$ 46,662	$ 56,485	$ 62,020	$ 55,651	$ 43,963
Interest expense	27,347	34,275	36,705	28,408	19,801
Net interest income before provision for loan losses	19,315	22,210	25,315	27,243	24,162
Provision for loan losses	31,273	6,058	1,103	826	111
Net interest income after provision for loan losses	(11,958)	16,152	24,212	26,417	24,051
Noninterest income	4,799	2,458	3,376	2,028	3,006
Noninterest expense	23,001	20,806	21,634	21,549	18,942
Income (loss) before federal income taxes	(30,160)	(2,196)	5,954	6,896	8,115
Federal income taxes	(10,044)	(1,095)	1,720	2,053	2,531
Net income (loss)	$(20,116)	$ (1,101)	$ 4,234	$ 4,843	$ 5,584
Basic earnings (loss) per share [(1)]	$ (2.59)	$ (0.14)	$ 0.55	$ 0.63	$ 0.72
Diluted earnings (loss) per share [(1)]	$ (2.59)	$ (0.14)	$ 0.54	$ 0.62	$ 0.71

(1) Adjusted for stock dividends.

Other Data:

	At or For the Year Ended June 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Return on average assets	(2.24)%	(0.13)%	0.47%	0.56%	0.70%
Return on average equity	(32.39)	(1.55)	6.00	7.15	8.62
Interest rate spread	2.21	2.48	2.77	3.15	3.12
Net interest margin	2.32	2.70	2.98	3.34	3.24
Average interest-earning assets to average interest-bearing liabilities	103.40	105.33	104.84	105.38	104.81
Non-accruing loans and repossessed assets to total assets	8.92	3.06	1.81	1.80	1.59
Stockholders' equity to total assets	5.43	7.96	7.94	7.61	8.07
Ratio of average equity to average assets	6.92	8.09	7.76	7.78	8.16
Dividend payout ratio (cash dividends declared divided by net income	—	—	54.04	47.13	37.37
Bank Regulatory Capital Ratios:					
Ratio of tangible capital to adjusted total assets	6.54%	9.69%	9.72%	8.33%	8.77%
Ratio of Tier-1 core capital to adjusted total assets	6.54	9.69	9.72	8.33	8.77
Ratio of Tier-1 risk-based capital to risk-weighted assets	8.77	12.09	12.56	9.72	10.41
Ratio of total risk-based capital to risk-weighted assets	10.03	12.99	13.08	10.28	10.97

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

When used in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

The Company is the holding company for Park View Federal, its principal and wholly owned subsidiary and a federally chartered savings bank headquartered in Solon, Ohio. Park View Federal has 17 branch offices located in Cleveland, Ohio, and surrounding communities. The Bank's principal business consists of attracting deposits from the general public through its branch offices and investing these funds in loans secured by first mortgages on real estate located in its market area, which consists of Cuyahoga, Lake, Geauga, Portage, Summit, Medina and Lorain Counties in Ohio. The Bank has concentrated its activities on serving the borrowing needs of local homeowners and builders in its market area by originating both fixed-rate and adjustable-rate single-family mortgage loans, as well as construction loans, commercial real estate loans and multi-family residential real estate loans. In addition, the Bank originates loans secured by second mortgages, including equity line of credit loans and non real estate loans. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the level of personal income and savings in the market area.

Expected Cease and Desist Orders

Background. During the years ended June 30, 2008 and 2009, due in part to the downturn in the real estate market and our concentration in loans secured by real estate, our asset quality deteriorated significantly. From June 30, 2007 to June 30, 2009, nonperforming assets increased $64.9 million, or 379%, to $82.1 million, including an increase in nonperforming loans of $56.0 million, or 385%, to $70.5 million. In addition, from June 30, 2007 to June 30, 2009, classified and criticized assets increased $81.5 million, or 388%, to $102.4 million, loans delinquent 30 to 89 days past due increased $10.9 million, or 99%, to $21.9 million and real estate owned increased $9.0 million, or 343%, to $11.6 million. Nonperforming loans as a percentage of total loans increased significantly during this period from 1.99% to 10.04%. In addition, although our allowance for loan losses as a percentage of total loans increased during this period from 0.51% to 2.35%, our allowance for loan losses as a percentage of nonperforming loans decreased from 25.4% to 23.4%.

As a result of the deterioration in our asset quality, we recorded provisions for loan losses of $6.1 million and $31.5 million during the years ended June 30, 2008 and 2009, respectively, which negatively impacted our earnings. Due in part to the deterioration in our asset quality, and resulting provisions for loans losses, our regulatory capital ratios were negatively impacted. For information regarding our regulatory capital levels at June 30, 2009, refer to Note 13 of Notes to Consolidated Financial Statements.

By letters dated June 26, 2009, the Company and the Bank were advised by its regulator, the Office of Thrift Supervision (the "OTS"), that as a result of the OTS's assessment of the Company's and the Bank's financial condition, the Company and the Bank were subject to specified operating restrictions. These operating restrictions provided that: (1) the Bank must limit its quarterly asset growth to net interest credited on deposit liabilities during the quarter (unless additional asset growth is permitted by the OTS); (2) the Bank and the Company must obtain OTS approval prior to appointing any new director or senior executive officer; (3) the Bank and the Company must obtain regulatory approval prior to making certain severance and indemnification payments; (4) the Bank must receive OTS approval of any new, renewed or amended arrangements providing compensation or benefits to its directors and senior executive officers; (5) the Bank must obtain OTS approval of all third-party contracts that are significant to the operation or financial condition of the Bank or that are outside the normal course of business; (6) the Bank must provide the OTS with advance notice of all proposed transactions with affiliates; and (7) the Bank may not pay dividends or make any other capital distribution, including the repurchase or redemption of capital stock, without the prior approval of the OTS. In addition, on September 10, 2009 we announced that the Bank was directed by the OTS to raise its Tier 1 core capital and total risk-based capital ratios to 8% and 12%, respectively, by December 31, 2009.

Expected Cease and Desist Order. As a result these and other regulatory concerns, the OTS has advised the Company and the Bank that it will issue Cease and Desist Orders, and we have received drafts of the Cease and Desist Orders. We expect the final Cease and Desist Order for the Bank (the "Bank Order") will require us to take the following actions:

- by December 31, 2009, meet and maintain (i) a tier one (core) capital ratio of at least 8.0% and (ii) a total risk-based capital ratio of at least 12.0% after the funding of an adequate allowance for loan and lease losses and submit a detailed plan to accomplish this; as a result of this requirement the Bank may not be deemed to be "well-capitalized" under applicable regulations;

- if the Bank fails to meet this requirement at any time after December 31, 2009, within 15 days thereafter prepare a written contingency plan detailing actions to be taken, with specific time frames, providing for (i) a merger with another federally insured depository institution or holding company thereof, or (ii) voluntary liquidation;

- adopt revisions to the Bank's liquidity policy to, among other things, increase the Bank's minimum liquidity ratio:

- reduce the level of adversely classified assets by December 31, 2010;

- prepare a new business plan that will include the requirements contained in the Bank Order and that also will include well supported and realistic strategies to achieve consistent profitability by September 30, 2010;

- restrict our asset growth to an amount not to exceed net interest credited on deposit liabilities until the OTS approves of our new business plan;

- cease to accept, renew or roll over any brokered deposit or act as a deposit broker;

- not pay dividends or make any other capital distributions from the Bank without receiving prior OTS approval;

- not make any severance or indemnification payments without complying with regulatory requirements regarding such payments;

- comply with prior regulatory notification requirements for any changes in directors or senior executive officers;

- not enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officer or director of the Bank, unless we first provide 30 days prior written regulatory notice of the proposed transaction;

- not increase any salaries, bonuses or director's fees or make any other similar payments to directors or senior executive officers without the prior written non-objection of the OTS;

- not enter into any arrangement or contract with a third party service provider that is significant to the overall operation or financial condition of the Bank or outside the Bank's normal course of business without prior OTS non-objection (a contract will be considered significant where the annual contract amount equals or exceeds 2% of the Bank's total capital); and

- ensure compliance with regulatory requirements for affiliate and insider transactions.

The OTS has advised us that it will also issue a Cease and Desist Order against the Company (the "Company Order"). We have received a draft of the Company Order and expect the final Company Order to contain the following requirements:

- The Company must submit a capital plan that includes, among other things, (i) the establishment of a minimum tangible capital ratio of tangible equity capital to total tangible assets commensurate with the Company's consolidated risk profile, and (ii) specific plans to reduce the risks to the Company from its current debt levels and debt servicing requirements;

- The Company shall not declare, make or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase or redeem any Company equity stock without the prior non-objection of the OTS;

- The Company shall not incur, issue, renew, roll over or increase any debt or commit to do so without the prior non-objection of the OTS (debt includes loans, bonds, cumulative preferred stock, hybrid capital instruments such as subordinated debt or trust preferred securities, and guarantees of debt);

- The Company may not engage in transactions with any subsidiary or affiliate without the prior non-objection of the OTS except certain transactions exempt under applicable regulations and intercompany cost-sharing transactions;

- The Company must comply with similar restrictions on the payment of severance and indemnification payments, prior OTS approval of directorate and management changes and prior OTS approval of employment contracts and compensation arrangements contained in the Bank Order.

The Cease and Desist Orders will remain in effect until terminated, modified, or suspended in writing by the OTS.

The failure to comply with the expected Cease and Desist Orders could result in the initiation of further enforcement action by the OTS, including the imposition of civil monetary penalties. The OTS could also direct us to seek a merger partner. We have incurred, and expect to continue to incur, significant additional regulatory compliance expense in connection with the expected Cease and Desist Orders. For further information, see *"Risk Factors — We expect to be subject to restrictions and conditions of Cease and Desist Orders to be issued by the Office of Thrift Supervision. We have incurred and expect to continue to incur significant additional regulatory compliance expense in connection with the expected Cease and Desist Orders. Failure to comply with the expected Cease and Desist Orders could result in additional enforcement action against us, including the imposition of monetary penalties.*

Overview of Financial Condition at June 30, 2009 and 2008

PVF had total assets of $901.6 million, $867.4 million and $900.8 million at June 30, 2009, 2008 and 2007, respectively. The primary source of the Bank's total assets has been its loan portfolio. Net loans receivable, loans receivable held for sale and mortgage-backed securities totaled $759.7million, $777.5 million and $754.2 million at June 30, 2009, 2008 and 2007, respectively.

The following table provides a breakdown of the composition of loans receivable, loans receivable held for sale and mortgage-backed securities for these periods.

(In thousands)	2009	2008	2007
One-to four-family residential	$158,956	$168,532	$163,298
Home equity line of credit	88,407	87,876	85,093
Multi-family residential	58,568	52,421	48,101
Commercial	192,115	174,404	184,850
Commercial equity line of credit	46,287	36,913	33,208
Land	60,922	73,545	74,414
Construction – residential	39,237	55,442	63,316
Construction – multi-family	5,211	5,803	6,397
Construction – commercial	20,381	38,303	31,610
Total real estate mortgages	670,084	693,239	690,286
Non-real estate mortgages	32,155	33,593	30,455
Total loans receivable	702,249	726,832	720,741
Net deferred loan origination fees	(2,296)	(2,686)	(2,832)
Allowance for loan losses	(31,483)	(9,654)	(4,581)
Total loans receivable, net	$668,460	$714,492	$713,329
Loans receivable held for sale, net	$ 27,078	$ 7,831	$ 14,993
Mortgage-backed securities held to maturity	–	$ 55,151	$ 25,880
Mortgage-backed securities available for sale	$ 64,178	–	–

The increase in mortgage-backed securities in 2009 resulted from the purchase of $113.3 million in mortgage-backed securities, less sales of $99.1 million and payments received of $6.9 million. In the current year the Company reclassified its mortgage-backed securities from held to maturity to available for sale. The $0.1 million in securities available for sale in 2008 resulted from the Bank's purchase of $2.1 million in FHLMC and FNMA preferred stock in fiscal 2008 less an impairment charge of $1.8 million and $0.2 million in fiscal 2009 and 2008, respectively. Securities held to maturity totaled $50 million and $7.6 million and $58.0 million, and cash and cash equivalents totaled $21.2 million, $17.8 million and $28.5 million at June 30, 2009, 2008 and 2007 respectively.

The securities portfolio has been and will continue to be used primarily to meet the liquidity requirements of the Bank in its deposit taking and lending activities. These securities are pledged as collateral to secure the Bank's repurchase agreement.

The Bank's policy permits investment only in U.S. government and U.S. government-sponsored enterprises securities or Triple-A-rated securities. The Bank invests primarily in securities having a final maturity of five years or less, federal funds sold and deposits at the Federal Home Loan Bank ("FHLB") of Cincinnati. The entire portfolio matures within five years or less, and the Bank has no plans to change the short-term nature of its securities portfolio. The Bank's deposit liabilities totaled $724.9 million, $659.4 million, and $658.1 at June 30, 2009, 2008 and 2007, respectively. Management's decision to utilize brokered deposits and to pay attractive statement savings rates and promote the growth of core accounts resulted in an increase in savings deposits of $65.5 million for the year ended June 30, 2009. Following is a breakdown of deposits by category for these periods.

(In thousands)	2009	2008	2007
NOW accounts	$ 38,037	$ 42,402	$ 40,780
Passbook and Statement savings	61,466	27,508	30,045
Money market accounts	68,549	74,939	70,518
Noninterest-bearing	20,146	17,459	21,845
Certificates of deposit	536,734	497,078	494,865
Total deposits	$724,932	$659,386	$658,053

FHLB advances and other borrowings amounted to $106.4 million, $115.0 million and $146.3 million at June 30, 2009, 2008 and 2007, respectively. In fiscal 2008, the Bank borrowed a total of $35.0 million in FHLB putable fixed-rate advances with a put option held by the FHLB after a specified lockout period. These new borrowing were used for the repayment of short-term advances.

In fiscal 2004 and 2007, the Company formed two special purpose entities, PVF Capital Trust 1 ("Trust I") and PVF Capital Trust II ("Trust II"), that each issued $10.0 million of trust preferred securities. The Company issued $10.0 million of variable-rate Subordinated Deferrable Interest Debentures due June 29, 2034 and $10.0 million of fixed-rate Subordinated Deferrable Interest Debentures due July 6, 2036 (the "Debentures"). In December 2008, the Company elected to defer the payment of dividends on the Debentures. Pursuant to the terms of the Debentures, interest on the Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default. While the Company deferred the payment of interest on the Debentures, it will continue to accrue expense for interest owed on the Debentures at a compounded rate. Under the terms of the Debentures, the Company generally may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock. Accordingly, the Company discontinued the payment of cash dividends on its common stock.

Capital

PVF's stockholders' equity totaled $49.5 million, $69.0 million and $71.5 million at the years ended June 30, 2009, 2008 and 2007, respectively. The changes were the result of the retention of net earnings, net loss, less cash dividends paid.

The Bank's primary regulator, the OTS, has implemented a statutory framework for capital requirements which establishes five categories of capital strength ranging from "well capitalized" to "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including two risk-based capital measures, a tangible capital measure and a core/leverage capital measure. At June 30, 2009, the Bank was in compliance with all of the current applicable regulatory capital measurements to meet the definition of a well-capitalized institution, as demonstrated in the following table:

(In thousands)	Park View Federal Capital	Percent of Assets(1)	Requirement for Well-Capitalized Institution
Tangible capital	$ 59,861	6.54%	N/A
Tier-1 core capital	59,861	6.54	5.00%
Tier-1 risk-based capital	59,861	8.77	6.00
Total risk-based capital	68,474	10.03	10.00

(1) Tangible and core capital levels are shown as a percentage of total adjusted assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

The OTS has directed the Bank to raise its tier one core capital and total risk-based capital ratios to 8% and 12%, respectively, by December 31, 2009. At June 30, 2009, we did not meet these requirements and would have needed approximately $13.4 million in additional capital based on assets at such date to meet these requirements.

Liquidity and Capital Resources

The Company's liquidity measures its ability to fund loans and meet withdrawals of deposits and other cash outflows in a cost-effective manner. The Company's primary sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities, sales of loans, proceeds from maturing securities, and advances from the FHLB of Cincinnati. While loan and mortgage-backed securities payments and maturing securities are relatively stable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by prevailing interest rates, economic conditions and competition. FHLB advances may be used on a short-term basis to compensate for deposit outflows or on a long-term basis to support expanded lending and investment activities.

The Bank uses its capital resources principally to meet its ongoing commitment to fund existing and continuing loan commitments, fund maturing certificates of deposit and deposit withdrawals, repay borrowings, maintain its liquidity and meet operating expenses. At June 30, 2009, the Bank had commitments to originate loans totaling $56.9 million, of which $48.2 million is intended to be sold, commitments to fund equity lines of credit totaling $82.6 million, and $11.1 million of undisbursed loans in process. Scheduled maturities of certificates of deposit during the 12 months following June 30, 2009 total $496.4 million. Management believes that a significant portion of the amounts maturing during fiscal 2009 will be reinvested with the Bank because they are retail deposits, however, no assurances can be made that this will occur.

The Company has elected to defer the payment of dividends on $10.0 million of variable-rate Subordinated Deferrable Interest Debentures due June 29, 2034 and $10 million of fixed-rate Subordinated Deferrable Interest Debentures due July 6, 2036 (the "Debentures"). The Company issued the Debentures to two special purpose entities, PVF Capital Trust I and PVF Capital Trust II (the "Trusts"), in exchange for the proceeds of the offering by the Trusts of trust preferred securities. On September 3, 2009, the Company cancelled the $10 million of Subordinated Deferrable Interest Debentures due June 29, 2034 and the trust preferred securities issued by PVF Capital Trust I, in exchange for $500,000 in cash, 205,297 shares of common stock and warrants to buy additional shares of common stock. Pursuant to the terms of the Debentures, interest on the Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default. While the Company will defer the payment of interest on the Debentures, it will continue to accrue expense for interest owed on the Debentures at a compounded rate. Under the terms of the Debentures, if the Company has elected to defer the payment of interest on the Debentures, the Company generally may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. Accordingly, the Company has discontinued the payment of cash dividends on its common stock.

The Company's ability to pay dividends depends, in part, on our receipt of dividends from the Bank because the Company has minimal sources of income other than distributions from the Bank. OTS regulations impose limitations upon all capital distributions, including cash dividends, by a savings institution, such as the Bank. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. By letters dated June 26, 2009, the Bank was advised by the OTS that the Bank may not pay dividends or make any other capital distribution, including the repurchase or redemption of capital stock, without the prior approval of the OTS.

The Company currently does not pay dividends on its common stock. Moreover, pursuant to the terms of the Company Order we expect to enter into with the OTS, the Company expects that it will not be permitted to declare, make or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase or redeem any Company equity stock without the prior non-objection of the OTS. In addition, the Company's ability to pay dividends depends, in part, on its receipt of dividends from the Bank, which also is expected to be prohibited pursuant to the terms of the Bank Order expected to be entered into with the OTS. These restrictions may adversely affect the market price for the Company's common stock. Besides the OTS limitations to which we expect to be subject, the Company's ability to pay dividends will depend on a number of factors, including capital requirements, its financial condition and results of operations, including its ability to generate sufficient earnings to warrant the payment of dividends, tax considerations, statutory and regulatory limitations and general economic conditions. By Letter dated June 26, 2009, the Bank was advised by the OTS that the Bank may not pay dividends or make any other capital distributions, including the repurchase or redemption of capital stock, without the prior approval of the OTS.

Park View Federal maintains liquid assets sufficient to meet operational needs. The Bank's most liquid assets are cash and cash equivalents, which are short-term, highly-liquid investments that are readily convertible to known amounts of cash. The levels of such assets are dependent upon the Bank's operating, financing and investment activities at any given time. Management believes that the liquidity levels maintained are more than adequate to meet potential deposit outflows, repay maturing FHLB advances, fund new loan demand and cover normal operations.

Commitments, Contingencies and Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk including commitments to originate new loans, commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

Off-balance sheet financial instruments are summarized as follows:

	June 30,	
(In thousands)	**2009**	**2008**
Commitments to originate:		
Mortgage loans intended for sale	$48,162	$16,755
Mortgage loans held for investment	8,732	6,412
Unfunded home equity and commercial real estate lines of credit	82,584	91,781
Undisbursed portion of loan proceeds	11,104	46,367
Commitments to sell loans held for sale	42,620	10,218
Standby letters of credit	1,283	2,486

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 60 days. Most home equity line of credit commitments are for a term of five years and commercial real estate lines of credit are generally renewable every two years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans intended for sale are agreements to sell loans to a third party at an agreed-upon price. The fair value of commitments to originate mortgage loans intended for sale at June 30, 2009 was $505,810, and commitments to sell loans intended for sale was $698,965. The Company's net mortgage banking derivatives was $1,204,775 at June 30, 2009.

The following table presents as of June 30, 2009, PVF Capital Corp.'s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	Within 1 Year	1-3 Years	3-5 Years	Great Than 5 Years	Total
Deposits without a stated maturity	–	$188,197	$ –	$ –	$ –	$188,197
Certificates of deposit	7	496,359	31,168	9,207		536,734
Long-term advances from the FHLB of Cincinnati	8	–	–	–	35,000	35,000
Repurchase agreement	9	–	50,000	–	–	50,000
Subordinated debt	9	–	–	–	20,000	20,000
Operating leases	11	979	1,416	851	1,304	4,550

Results of Operations

General

PVF Capital Corp.'s net loss for the year ended June 30, 2009 was $20.1 million, or $2.59 basic loss per share and $2.59 diluted loss per share as compared to $1.1 million, or $0.14 basic loss per share and $0.14 diluted loss per share for fiscal 2008 and $4.2 million, and $0.55 basic earnings per share and $0.54 diluted earnings per share for fiscal 2007.

The Company's results for the current year decreased by $19 million from the prior fiscal year. The Company's results for 2009 are attributable to a decline in net interest income, an increase in the provision for loan losses, and an increase in noninterest income, and an increase in noninterest expense. The decrease to net interest income was attributable to the increase in non-performing loans. The provision for loan loses increased as a result of the increase in nonperforming loans and estimated losses associated with specifically identified loans. Noninterest income increased as a result of gains on the sale or loans originated for sale and income from the Company's share of profits generated by its ownership interest in a PVF Title Services and gains on the sale of mortgage-backed securities, partially offset by losses on the sale of real estate owned, other than temporary impairment and a decrease in the cash surrender value of Bank-Owned Life Insurance ("BOLI") and decreases in service charges and other fees, The increase in noninterest expense is FDIC insurance and outside services and real estate owned expense, partially offset by decreases to compensation and benefits, office occupancy and equipment, professional and legal, and advertising expense.

The levels of non-accruing loans are attributable to poor current local and national economic conditions. Residential markets nationally and locally have been adversely impacted by a significant increase in foreclosures as a result of the problems faced by sub-prime borrowers and the resulting contraction of residential credit available to all but the most creditworthy borrowers. Land development projects nationally and locally have seen slow sales and price decreases. The Company has significant exposure to the residential market in the Greater Cleveland, Ohio area. As a result, the Company has seen a significant increase in non-performing loans. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to real estate owned, or charged off.

Net Interest Income

Net interest income amounted to $19.3 million for the year ended June 30, 2009 as compared to $22.2 million and $25.3 million for the years ended June 30, 2008 and 2007, respectively. Changes in the level of net interest income reflect changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. Tables 1 and 2 provide information as to changes in the Company's net interest income.

Table 1 sets forth certain information relating to the Company's average interest-earning assets (loans and securities) and interest-bearing liabilities (deposits and borrowings) and reflects the average yield on assets and average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing interest income or interest expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans are included in the loan category.

Table 1 also presents information for the periods indicated with respect to the difference between the weighted-average yield earned on interest-earning assets and weighted-average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin" or "net yield on interest-earning assets," which is its net interest income divided by the average balance of net interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

Table 1 Average Balances, Interest, and Average Yields and Costs

	For the Year Ended June 30,								
	2009			2008			2007		
(Dollars in thousands)	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest-earning assets:									
Loans	$730,558	$42,618	5.83%	$726,034	$51,655	7.11%	$741,723	$ 56,760	7.65%
Mortgage-backed securities	60,618	3,002	4.95	33,825	1,686	4.98	26,879	1,321	4.91
Securities and other interest-earning assets	41,850	1,042	2.49	63,807	3,144	4.93	80,876	3,939	4.87
Total interest-earning assets	833,026	46,662	5.60	823,666	56,485	6.86	849,478	62,020	7.30
Noninterest-earning assets	61,977			56,649			59,012		
Total assets	$895,003			$880,315			$908,490		
Interest-bearing liabilities:									
Deposits	$696,499	22,452	3.22	$657,189	$27,829	4.23	$661,410	$ 28,600	4.32%
Borrowings	109,125	4,895	4.49	124,827	6,446	5.16	148,822	8,105	5.45
Total interest-bearing liabilities	805,624	27,347	3.39	782,016	34,275	4.38	810,232	36,705	4.53
Noninterest-bearing liabilities	27,282			27,095			27,724		
Total liabilities	832,906			809,111			837,956		
Stockholders' equity	62,097			71,204			70,534		
Total liabilities and stockholders' equity	$ 895,003			$880,315			$908,490		
Net interest income		$19,315			$22,210			$ 25,315	
Interest rate spread			2.21 %			2.48%			2.77%
Net yield on interest-earning assets			2.32 %			2.70%			2.98%
Ratio of average interest-earning assets to Average interest-bearing liabilities		103.40%			105.33%			104.84%	

Table 2 illustrates the extent to which changes in interest rates and shifts in the volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the years indicated. The table shows the changes by major component, distinguishing between changes relating to volume (changes in average volume multiplied by average old rate) and changes relating to rate (changes in average rate multiplied by average old volume). Changes not solely attributable to volume or rate have been allocated in proportion to the changes due to volume and rate.

Table 2

(In thousands)	2009 vs. 2008 Increase (Decrease) Due to Volume	Rate	Total	2008 vs. 2007 Increase (Decrease) Due to Volume	Rate	Total
Interest income:						
Loans	$ 264	$ (9,300)	$(9,036)	$(1,181)	$(3,924)	$(5,105)
Mortgage-backed securities	1,327	(11)	1,316	346	19	365
Securities and other interest-earning assets	(546)	(1,557)	(2,103)	(840)	45	(795)
Total interest-earning assets	1,045	(10,868)	(9,823)	(1,675)	(3,860)	(5,535)
Interest expense						
Deposits	1,268	(6,644)	(5,376)	(182)	(589)	(771)
Borrowings	(708)	(844)	(1,552)	(1,173)	(486)	(1,659)
Total interest-bearing liabilities	560	(7,488)	(6,928)	(1,355)	(1,075)	(2,430)
Net interest income	$ 485	$(3,380)	$(2,895)	$ (320)	$(2,785)	$(3,105)

Year Ended June 30,

As is evidenced by these tables, interest rate changes had a negative effect on the Bank's net interest income for the year ended June 30, 2009. Due to the repricing characteristics of the Bank's loan portfolio and short-term nature of its deposit portfolio, along with changing interest rates during the years ended June 30, 2009 and 2008, the Bank's interest rate spread was 2.21% for fiscal year 2009, 2.48% for fiscal year 2008, and 2.77% for fiscal 2007. The decline in the Bank's interest rate spread in fiscal year 2009 is attributable to increased non-performing loans as well as margin compression attributable to declining rates on adjustable-rate loans, resulting from a decrease in short-term market rates not reflected in local market deposit pricing. Nonperforming loans increased from $22.5 million at June 30, 2008 to $69.8 million at June 30, 2009, while interest reserved on those loans increased by $0.7 million from the prior year.

Net interest income was favorably affected by volume changes during the year ended June 30, 2009 and unfavorably affected by volume changes during the year ended June 30, 2008. Accordingly, net interest income increased by $0.5 and declined by $0.3 million due to volume changes for the years ended June 30, 2009 and 2008, respectively. Net interest income was unfavorably affected by rate changes resulting in a decline of $3.4 million and $2.8 million, respectively, during the years ended June 30, 2009 and 2008,

The rate/volume analysis illustrates the effect that volatile interest rate environments can have on a financial institution.

Provision for Loan Losses

The Bank carefully monitors its loan portfolio and establishes levels of general and specific reserves for loan losses. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable incurred loan losses inherent in the loan portfolio as of each balance sheet date, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards and past due loans in the Bank's loan portfolio.

The Bank uses a systematic approach in determining the adequacy of its allowance for loan losses and the necessary provision for loan losses, whereby the loan portfolio is reviewed generally and delinquent loan accounts are analyzed individually on a monthly basis. Consideration is given primarily to the types of loans in the portfolio and the overall risk inherent in the portfolio as well as, with respect to individual loans, account status, payment history, ability to repay and probability of repayment, and loan-to-value percentages. After reviewing current economic conditions, changes in delinquency status and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of loans, and a provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. Management believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions.

The Bank's policies require the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. The Bank establishes specific provisions for loan losses when a loss of principal is probable. A loan that is classified as either substandard or doubtful is assigned an allowance based upon the specific circumstances on a loan-by-loan basis after consideration of the underlying collateral and other pertinent economic and market conditions. In addition, the Bank maintains general allowances based upon the establishment of a risk category for each type of loan in the Bank's portfolio.

For the year ended June 30, 2009, a provision for loan losses of $31.3 million was recorded, while a provision for loan losses of $6.2 million was recorded in the prior year comparable period. The provision for loan losses for the year ended June 30, 2009 reflects management's judgments about the additional inherent risk in many of our portfolios as a result of negative trends in delinquent and non-performing loans, the continued deterioration of national and local residential markets, and negative local population and economic indicators. The current period provision for loan losses also reflects an increase in specific loss reserves established for loans individually identified as impaired.

The following table provides statistical measures of nonperforming assets:

	June 30,	
(Dollars in thousands)	**2009**	**2008**
Loans on non-accruing status [1]		
Real estate mortgages:		
One-to four-family residential	$15,551	$ 6,453
Commercial	13,139	3,001
Multi-family residential	3,679	152
Construction and land	36,449	12,350
Non real estate	944	533
Total loans on nonaccrual status	$69,762	$22,489
Ratio of nonperforming loans to total loans	10.04%	3.09%
Other nonperforming assets [2]	$11,608	$ 4,065
Total nonperforming assets [3]	$81,370	$26,554
Total nonperforming assets to total assets	8.92%	3.06%

(1) Nonaccrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely, or loans that meet the nonaccrual criteria established by regulatory authorities. Nonaccrual loans include all loans classified as doubtful or loss, and loans greater than 90 days past due for which interest accrual has been discontinued. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on an assessment of the collectibility of the principal balance of the loan.

(2) Other nonperforming assets represent property acquired by the Bank through foreclosure or repossession.

(3) Excludes loans past due more than 90 days still on accrual status.

The levels of nonaccruing loans at June 30, 2009 and June 30, 2008 are attributable to poor current local and national economic conditions. Increasing interest rates have also negatively impacted our borrowers' ability to make scheduled loan payments. Due to an increase in foreclosure activity in the area, the foreclosure process in Cuyahoga County, our primary market, has become elongated. As such, loans have remained past due for considerable periods prior to being collected, transferred to real estate owned, or charged off.

Of the $69.8 million and $22.5 million of nonaccruing loans at June 30, 2009 and June 30, 2008, $54.2 million and $16.0 million, respectively were individually identified as impaired. All of these loans are collateralized by various forms of non-residential real estate or residential construction. These loans were reviewed for the likelihood of full collection based primarily on the value of the underlying collateral, and, to the extent we believed collection of loan principal was in doubt, we established specific loss reserves. Additionally, we determined $4.4 and $5.1 million of land development loans not included in non-accruing loans were also impaired as of June 30, 2009 and 2008. Our evaluation of the underlying collateral included a consideration of the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. This consideration involves obtaining an updated valuation of the underlying real estate collateral and estimating carrying and disposition costs to arrive at an estimate of the net realizable value of the collateral. Through our evaluation of the underlying collateral, we determined that despite difficult conditions, these loans are generally well secured. Through this process, we established specific loss reserves related to these loans outstanding at June 30, 2009 and June 30, 2008 of $12.7 million and $1.9 million, respectively.

Additionally, at June 30, 2008, we considered $8.3 million of land and construction loans not included in the nonaccrual loans to be impaired. We established specific loss reserves of $0.9 million for these loans.

The remaining balance of nonperforming loans represents homogeneous one to four-family loans. These loans are also subject to the rigorous process for evaluating and accruing for specific loan loss situations described above. Through this process, we established specific loan loss reserves of $2.9 million and $0.6 million for these loans as of June 30, 2009 and June 30, 2008.

During 2008, the Bank experienced an increase in the loan portfolio of $1.2 million, or 0.2 percent, while substantially maintaining the composition of the loan portfolio. The level of classified assets increased from $21.7 million in 2007 to $43.5 million in 2008. The level of nonaccruing loans increased from $13.7 million in 2007 to $22.5 million in 2008. Net charge-offs remained approximately the same at $1.1 million in 2007 and 2008. Therefore, taking into consideration local economic conditions, the level of classified assets, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided $6.2 million of additional provision to bring the allowance to a level deemed appropriate of $9.7 million.

During 2009, the Bank experienced a decrease in the loan portfolio of $46.0 million, or 6.44%, while significantly reducing the level of construction and land loans. The level of classified assets increased from $43.5 million in 2008 to $116.6 million in 2009. The level of nonaccruing loans decreased from $22.5 million in 2008 to $69.8 million in 2009. Net charge-offs increased from $1.1 million in 2008 to $9.4 million in 2009.

In light of the high levels of non-performing loans, the poor local and national economic conditions, and our concentrations of land development and construction loans, management increased the general reserve or non-specific portion of the allowance for loan losses in fiscal 2009. We expect net charge-offs to remain at elevated levels for the foreseeable future and so believed that an increase in this portion of the allowance for loan losses was reasonable.

Therefore, taking into consideration local economic conditions the level of classified assets, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided $31.3 million of additional provision to bring the allowance to a level deemed appropriate of $31.5 million.

Noninterest Income

Noninterest income amounted to $4.8 million, $2.5 million and $3.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. The fluctuations in noninterest income are due primarily to fluctuations in income derived from mortgage banking activities, fee income on deposit accounts, gains and losses on the sale of real estate owned and the changes in the cash surrender value of BOLI. Income attributable to mortgage banking activities consists of net loan servicing income, gains and losses on the sale of loans, and market valuation provisions and recoveries. Mortgage banking activity is subject to variability due to changes in mortgage origination volume and as a result of our pipeline interest rate risk management activities. We typically cover a portion of the pipeline with forward loan sales contracts. Changes in the value of these contracts and in interest rate lock commitments to our borrowers cause mortgage banking income to fluctuate from period to period. Income from mortgage banking activities amounted to $7.9 million, $1.5 million and $1.3 million for the years ended June 30, 2009, 2008 and 2007, respectively. The increase in income from mortgage banking activities is primarily due to gains recorded on loans sold in 2009. Other components of noninterest income amounted to a negative $3.1 million, and a positive $1.0 million and $2.1 million for the years ended June 30, 2009, 2008 and 2007, respectively. The decrease in other noninterest income of $4.1 million from the year ended June 30, 2008 to June 30, 2009 is attributable primarily to losses of $3.8 million recognized on the sale or direct write-down of real estate owned in 2009.

In the year ended June 30, 2009, the Company recorded a non-cash, other than temporary gross impairment, charge of approximately $1.8 million relative to its investments in preferred stock issued by FHLMC and FNMA. This represented an after-tax charge of approximately $1.2 million. This action was taken following the September 7, 2008, announcement that the Federal Housing Finance Agency had placed FHLMC and FNMA under conservatorship, and that dividend payments on the subject securities were being suspended. As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings.

Noninterest Expense

Noninterest expense amounted to $23.0 million, $20.8 million and $21.6 million for the years ended June 30, 2009, 2008 and 2007, respectively. The principal component of noninterest expense is compensation and related benefits which amounted to $10.2 million, $10.5 million and $12.1 million for the years ended June 30, 2009, 2008 and 2007, respectively. The decrease in compensation for the year ended June 30, 2009 is due primarily to decreased staffing. Office occupancy totaled $2.8 million, $3.1 million and $3.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. Other components of noninterest expense totaled $10 million, $7.2 million and $6.1 million for the years ended June 30, 2009, 2008 and 2007, respectively. Changes in other noninterest expense are primarily the result of FDIC insurance, outside services, and real estate owned expense.

During 2008, there were higher levels of bank failures which dramatically increased resolution costs of the Federal Deposit Insurance Corporation ("FDIC") and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC voted on December 16, 2008 to increase assessment rates of insured institutions uniformly by 7 basis points (7 cents for every $100 of deposits), beginning with the first quarter of 2009. Additional changes, beginning April 1, 2009, were to require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

The Emergency Economic Stabilization Act of 2008 (the "EESA") instituted two temporary programs effective through December 31, 2009 to further insure customer deposits at FDIC-member banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000) and noninterest bearing transactional accounts are fully insured (unlimited coverage). On May 20, 2009, President Obama signed into law the Helping Families Save Their Homes Act of 2009 (the "HFSTHA) which, among other things, amends the EESA to extend the effectiveness of these temporary programs through December 31, 2013. On January 1, 2014, the standard insurance amount will return to $100,000 per depositor for all account categories except IRAs and certain other retirement accounts, which will remain at $250,000 per depositor.

The HFSTHA also increases the borrowing authority of the FDIC from $30.0 million to $100.0 million to help fund the increased deposit insurance resolution costs. On May 22, 2009, the FDIC adopted a final rule that imposed a special assessment for the second quarter of 2009 of 5 basis points on each insured depositary institution's assets minus its Tier I capital as of June 30, 2009, which will be collected on September 30, 2009. The Bank's management determined that this special assessment as applied to the Bank was approximately $430,500 as of June 30, 2009. The FDIC further decided on May 22, 2009 that it could impose a similar assessment for each of the third and fourth quarters of 2009. The latest possible date for imposing additional special assessments under the final rule would be December 31, 2009, with collection on March 30, 2010.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. These announced increases and any future increases in FDIC insurance premiums may materially adversely affect our results of operations.

Federal Income Taxes

The Company's federal income tax expense (benefit) was $(10.0) million, $(1.1) million and $1.7 million for the years ended June 30, 2009, 2008 and 2007, respectively. Due to the availability of tax credits for the years ended June 30, 2009, 2008 and 2007, the tax-advantaged treatment of BOLI and other miscellaneous deductions, the Company's effective federal income tax rate was below the expected tax rate of 35% with an effective rate of negative 33% for the year ended June 30, 2009, an effective rate of negative 50% for the year ended June 30, 2008 and 29% for the year ended June 30, 2007.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. For further information regarding the effect of interest rate fluctuations on the Company, see *Item 7A —"Market Risk Management."*

Critical Accounting Policies and Estimates

The accounting and reporting policies of PVF Capital Corp. are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by PVF Capital Corp. are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses and mortgage servicing rights are deemed critical since they involve the use of estimates and require significant management judgments. The allowance for loan losses is established using percentages applied to each loan category based upon the Company's historical losses and trends established for nonaccruing and delinquent loans, residential foreclosures, and changes to the local population and economy. PVF Capital Corp. provides further detail on the methodology and reporting of the allowance for loan losses in Note 4 and mortgage servicing rights in Note 5. Mortgage servicing rights are valued by an independent service provider.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. The Bank's market risk is composed of interest rate risk.

Asset/Liability Management: The Bank's asset and liability committee ("ALCO"), which includes senior management representatives and two outside directors, monitors and considers methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in net portfolio value ("NPV") and net interest income. Park View Federal's asset and liability management program is designed to minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the ALCO and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten the effective maturity and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans and adjustable-rate mortgage loans for the acquisition, development and construction of residential and commercial real estate, all of which are retained by the Bank for its portfolio. In addition, all long-term, fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation

("FHLMC") and the Federal National Mortgage Association ("FNMA") which are then sold directly for cash in the secondary market.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of an immediate and sustained 1 and 2% increase or decrease in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the NPV ratio (ratio of market value of portfolio equity to the market value of portfolio assets) of 0.5 and 1.0% in the event of an immediate and sustained 1 and 2% increase or decrease in market interest rates.

The following table presents the Bank's projected change in NPV for the various rate shock levels at June 30, 2009 and 2008. All market risk sensitive instruments presented in this table are held to maturity or held for sale. The Bank has no trading securities.

	June 30, 2009			**June 30, 2008**		
Change in Interest Rates	**Market Value of Portfolio Equity**	**Dollar Change**	**NPV Ratio**	**Market Value of Portfolio Equity**	**Dollar Change**	**NPV Ratio**
	(Dollars in thousands)					
+2%	$80,538	$(1,125)	8.58%	$93,478	$(3,800)	10.68 %
+1%	82,276	613	8.69	96,001	(1,277)	10.88
0	81,663	--	8.58	97,278	--	10.94
-1%	78,875	(2,788)	8.26	97,328	50	10.88
-2%	--	--	--	--	--	--

The table illustrates that for June 30, 2009, in the event of an immediate and sustained increase in prevailing market interest rates, the Bank's NPV ratio would be expected to decrease, while in the event of an immediate and sustained decrease in market interest rates, the Bank's NPV ratio would be expected to increase or stay flat. The Bank carefully monitors the maturity and repricing of its interest-earning assets and interest-bearing liabilities to minimize the effect of changing interest rates on its NPV. At June 30, 2009, the Bank's estimated changes in the NPV ratio were within the targets established by the Board of Directors in the event of an immediate and sustained increase and decrease in prevailing market interest rates. The Bank's interest rate risk position is the result of the repricing characteristics of assets and liabilities. The balance sheet is primarily comprised of interest-earning assets having a maturity and repricing period of one month to five years. These assets were funded primarily utilizing interest-bearing liabilities having a final maturity of two years or less and a repurchase agreement. Management carefully monitors its interest rate risk position and will make the necessary adjustments to its asset and liability mix to bring the Bank's NPV ratio to within target levels established by the Board of Directors.

NPV is calculated by the OTS using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarters ended June 30, 2009 and 2008, with adjustments made to reflect the shift in the U.S. Treasury yield curve between the survey date and the quarter-end date.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets such as adjustable-rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table summarizes the Company's interest rate sensitivity gap analysis at June 30, 2009. The table indicates that the Company's one year and under ratio of cumulative gap to total assets is negative 6.6%, one-to-three year ratio of cumulative gap to total assets is negative 18.2%, and three-to-five year ratio of cumulative gap to total assets is negative 5.4%.

(Dollars in thousands)	**Within 1 Year**	**1-3 Years**	**3-5 Years**	**Greater Than 5 Years**	**Total**
Total interest rate-sensitive assets	$407,730	$120,964	$164,912	$164,667	$858,273
Total interest rate-sensitive liabilities	467,420	225,345	49,723	68,663	811,151
Periodic GAP	(59,690)	(104,381)	115,189	96,004	47,122
Cumulative GAP	(59,690)	(164,071)	(48,882)	47,122	
Ratio of cumulative GAP to total assets	(6.6)%	(18.2)%	(5.4)%	5.2%	

Item 8. Financial Statements and Supplementary Data


Crowe Horwath

Crowe Horwath LLP
Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
PVF Capital Corp.
Solon, Ohio

We have audited the accompanying consolidated statements of financial condition of PVF Capital Corp. ("Company") as of June 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the primary federal regulator of the Company's bank subsidiary has required the Company's bank subsidiary to increase its capital levels by December 31, 2009, to amounts that are in excess of its current actual capital levels. This matter raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
September 28, 2009

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2009 and 2008

ASSETS	2009	2008
Cash and amounts due from depository institutions	$ 8,464,544	$ 7,455,720
Interest bearing deposits	1,939,514	700,674
Federal funds sold	10,809,000	9,648,000
Cash and cash equivalents	21,213,058	17,804,394
Securities available for sale	102,800	1,890,000
Securities held to maturity (fair values of $49,999,939 and $7,603,907, respectively)	49,999,939	7,580,000
Mortgage-backed securities available for sale	64,177,633	—
Mortgage-backed securities held to maturity (fair value of $53,259,867 at June 30, 2008)	—	55,151,069
Loans receivable held for sale, net	27,078,472	7,830,994
Loans receivable, net of allowance of $31,483,205 and $9,653,972	668,460,029	714,492,406
Office properties and equipment, net	8,624,496	9,232,711
Real estate owned	11,607,758	4,064,708
Federal Home Loan Bank stock	12,811,100	12,640,600
Bank-owned life insurance	22,894,013	23,009,038
Prepaid expenses and other assets	25,239,535	13,706,218
Total assets	$ 912,208,833	$ 867,402,138

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
Deposits	$ 724,931,569	$ 659,385,765
Short-term advances from the FHLB	—	9,000,000
Line of credit	—	950,000
Note payable	1,366,111	—
Long-term advances from the FHLB	35,000,000	35,000,000
Repurchase agreement	50,000,000	50,000,000
Subordinated debentures	20,000,000	20,000,000
Advances from borrowers for taxes and insurance	9,555,137	8,973,604
Accrued expenses and other liabilities	21,850,819	15,017,435
Total liabilities	862,703,636	798,326,804
Commitments and contingent liabilities (Note 12)		
Stockholders' equity		
Serial preferred stock, $.01 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 15,000,000 shares authorized; 8,246,548 shares issued	82,465	82,465
Additional paid-in capital	69,377,852	69,155,729
Retained earnings (accumulated deficit)	(16,538,515)	3,674,287
Treasury stock at cost, 472,725 shares, respectively	(3,837,147)	(3,837,147)
Accumulated other comprehensive income	420,542	—
Total stockholders' equity	49,505,197	69,075,334
Total liabilities and stockholders' equity	$ 912,208,833	$ 867,402,138

See Notes to the Consolidated Financial Statements

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Interest and dividends income			
Loans	$ 42,618,247	$ 51,654,829	$ 56,759,624
Mortgage-backed securities	3,002,291	1,686,115	1,321,132
Federal Home Loan Bank stock dividends	616,491	747,998	749,727
Securities	303,995	1,736,182	2,612,547
Fed funds sold and interest-bearing deposits	120,689	660,275	576,882
Total interest and dividend income	46,661,713	56,485,399	62,019,912
Interest expense			
Deposits	22,452,070	27,829,011	28,599,492
Short-term borrowings	17,582	1,552,673	3,165,122
Long-term borrowings	3,618,501	3,430,015	3,390,503
Subordinated debt	1,259,025	1,463,602	1,549,920
Total interest expense	27,347,178	34,275,301	36,705,037
Net interest income	19,314,534	22,210,098	25,314,875
Provision for loan losses	31,272,600	6,058,400	1,102,500
Net interest income (loss) after provision for loan losses	(11,958,065)	16,151,698	24,212,375
Noninterest income			
Service charges and other fees	716,826	823,251	815,395
Mortgage banking activities, net	7,872,154	1,461,249	1,270,998
Gain (loss) on disposal and write downs of real estate owned	(3,834,626)	(762,961)	259,537
Gain on the sale of securities	1,224,338	—	—
Impairment of securities	(1,842,400)	(195,140)	—
Increase (decrease) in cash surrender value of bank-owned life insurance	(115,025)	798,821	870,832
Other, net	777,435	333,131	159,340
Total noninterest income	4,798,702	2,458,351	3,376,102
Noninterest expense			
Compensation, benefits and directors fees	10,239,833	10,530,464	12,149,480
Office, occupancy, and equipment	2,838,877	3,120,566	3,387,369
Insurance	1,696,658	587,639	278,324
Professional and legal	612,000	808,000	569,000
Advertising	194,186	384,071	688,878
Outside services	2,482,004	1,408,177	1,445,038
Franchise tax	1,100,120	1,069,911	982,737
Real estate owned expense	1,832,064	996,113	306,783
Other	2,004,887	1,900,630	1,826,272
Total noninterest expense	23,000,629	20,805,571	21,633,881
Income (loss) before federal income taxes	(30,159,992)	(2,195,522)	5,954,596
Federal income taxes			
Current	(2,643,681)	598,656	2,219,821
Benefit from net operating loss carryforwards	(4,513,427)	—	—
Other deferred	(2,887,255)	(1,693,521)	(499,549)
	(10,044,363)	(1,094,865)	1,720,272
Net income (loss)	$ (20,115,629)	$ (1,100,657)	$ 4,234,324
Basic earnings (loss) per share	$ (2.59)	$ (0.14)	$ 0.55
Diluted earnings (loss) per share	$ (2.59)	$ (0.14)	$ 0.54

See Notes to the Consolidated Financial Statements

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended June 30, 2009, 2008 and 2007

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Treasury stock	Accumulated other comprehensive income	Total
Balance at June 30, 2006	$ 81,889	$ 68,507,097	$ 4,221,301	$ (3,837,147)	$	$ 68,973,140
Cumulative adjustment related to SAB 108 adoption	—	—	334,074	—		334,074
Net income	—	—	4,234,324	—		4,234,324
Stock options exercised, including income tax benefits, 43,099 shares	431	311,105	—	—		311,536
Stock purchased and retired, 27,430 shares	(275)	(293,266)	—	—		(293,541)
Cash dividend, $0.296 per share	—	—	(2,288,382)	—		(2,288,382)
Paid in capital related to stock based compensation	—	218,690	—	—		218,690
Balance at June 30, 2007	$ 82,045	$ 68,743,626	$ 6,501,317	$ (3,837,147)	$	$ 71,489,841
Net income (loss)	—	—	(1,100,657)	—		(1,100,657)
Stock options exercised, including income tax benefits, 48,424 shares	484	395,697	—	—		396,181
Stock purchased and retired, 6,412 shares	(64)	(96,362)	—	—		(96,426)
Cash dividend, $0.222 per share	—	—	(1,726,373)	—		(1,726,373)
Paid in capital related to stock based compensation	—	112,768	—	—		112,768
Balance at June 30, 2008	$ 82,465	$ 69,155,729	$ 3,674,287	$ (3,837,147)	$	$ 69,075,334
Net income (loss)	—	—	(20,115,629)	—		(20,115,629)
Other comprehensive income	—	—	—	—	420	420,542
Cash dividend, $0.0125 per share	—	—	(97,173)	—		(97,173)
Paid in capital related to stock based compensation	—	222,123	—	—		222,123
Balance at June 30, 2009	$ 82,465	$ 69,377,852	$ (16,538,515)	$ (3,837,147)	$ 420	$ 49,505,197

See Notes to the Consolidated Financial Statements

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Operating activities:			
Net income (loss)	$ (20,115,629)	$ (1,100,657)	$ 4,234,324
Adjustments required to reconcile net income (loss) to net cash from operating activities			
Net amortization of premium (accretion of discount) on mortgage-backed securities	91,296	20,394	27,414
Depreciation	1,130,051	1,480,069	1,733,005
Provision for loan losses	31,272,600	6,058,400	1,102,500
Other than temporary impairment of securities	1,842,400	195,140	—
Change in deferred loan origination fees, net	(388,960)	(146,585)	(43,662)
(Gain) loss on disposal of real estate owned	758,097	762,961	(259,537)
(Gain) loss on sale of mortgage-backed securities held for sale, net	(1,224,338)	—	—
Market adjustments for loans held for sale	(258,184)	(9,239)	(105,600)
Change in fair value of mortgage banking derivatives	(1,122,249)	(205,226)	(131,300)
Stock compensation	222,123	112,768	218,690
FHLB stock dividends	(170,500)	(329,000)	(356,600)
Deferred income tax provision (benefit)	(7,400,682)	(1,693,521)	(499,549)
Proceeds from loans held for sale	395,813,357	137,120,839	92,325,628
Originations of loans held for sale	(412,104,163)	(130,667,228)	(97,071,408)
Gain on the sale of loans, net	(6,707,744)	(779,821)	(376,533)
(Increase) decrease in cash surrender value of bank-owned life insurance	115,025	(798,821)	(870,832)
Provision for real estate owned losses	3,076,530	—	—
Net change in other assets and other liabilities	7,615,611	1,237,914	2,920,034
Net cash from operating activities	(7,555,359)	11,258,387	2,846,574
Investing activities:			
Loan repayments and originations, net	(5,508,331)	(12,919,398)	(18,407,000)
Principal repayments on mortgage-backed securities	8,660,031	3,264,230	3,248,086
Purchase of mortgage-backed securities available for sale	(113,276,827)	—	—
Proceeds from sale of mortgage-backed securities available for sale	97,304,678	—	—
Purchase of mortgage-backed securities held to maturity	—	(32,556,173)	(1,577,097)
Purchase of securities held to maturity	(59,999,358)	(48,580,000)	—
Maturities and calls of securities held to maturity	17,580,000	99,000,000	—
Purchase of securities available for sale	—	(2,085,140)	—
Additions to office properties and equipment	(521,836)	(124,405)	(288,688)
Acquisition of bank-owned life insurance	—	—	(5,000,000)
Proceeds from disposal of real estate owned	9,279,391	3,637,881	2,231,674
Net cash from investing activities	(46,482,252)	9,636,995	17,020,975

(Continued)

PVF CAPITAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2009, 2008 and 2007

	2009	2008	2007
Financing Activities:			
Proceeds from long-term FHLB advances	$ —	$ 35,000,000	$ —
Payments on long-term FHLB advances	—	(10,000,000)	(10,000,000)
Net increase (decrease) in demand deposits, NOW and passbook savings	25,890,000	(880,007)	10,459,030
Net change in line of credit	(950,000)	(310,000)	(512,871)
Net increase (decrease) in time deposits	39,655,804	2,213,123	(9,270,582)
Net increase (decrease) in short-term FHLB advances	(9,000,000)	(56,000,000)	(10,000,000)
Repayment of note payable	(233,889)	—	—
Proceeds from note payable	1,600,000	—	—
Proceeds from issuance of subordinated debentures	—	—	10,000,000
Net increase (decrease) in advances from borrowers	581,533	426,935	444,571
Payment of cash dividend	(97,173)	(2,298,373)	(2,286,382)
Proceeds from exercise of stock options	—	336,170	308,272
Income tax benefit from exercise of stock options	—	60,011	3,264
Stock repurchased and retired	—	(96,426)	(293,541)
Net cash from financing activities	57,446,275	(31,548,567)	(11,148,239)
Net increase (decrease) in cash and cash equivalents	3,408,664	(10,653,185)	8,719,310
Cash and cash equivalents at beginning of year	17,804,394	28,457,579	19,738,269
Cash and cash equivalents at end of year	$ 21,213,058	$ 17,804,394	$ 28,457,579
Supplemental disclosures of cash flow information			
Cash payments of interest	$ 26,365,247	$ 34,275,694	$ 36,659,064
Cash payments of income taxes	—	954,000	2,483,000
Supplemental schedule of noncash investing and financing activities:			
Transfers from loans to real estate owned	$ 20,657,068	$ 5,843,995	$ 3,776,413
Transfer from securities held to maturity to securities available for sale	$ 56,765,340	$ —	$ —

See Notes to the Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

The accounting and reporting policies of PVF Capital Corp. and its subsidiaries ("Company") conform to U.S. generally accepted accounting principles and general industry practice. The Company's principal subsidiary, Park View Federal Savings Bank ("Bank"), is principally engaged in the business of offering deposits through the issuance of savings accounts, money market accounts, and certificates of deposit and lending funds primarily for the purchase, construction, and improvement of real estate in Cuyahoga, Summit, Geauga, Lake, Medina, Lorain and Portage Counties, Ohio. The deposit accounts of the Bank are insured up to applicable limits under the Federal Deposit Insurance Corporation ("FDIC"). The following is a description of the significant policies, which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation: The consolidated financial statements include the accounts of PVF Capital Corp. and its wholly-owned subsidiaries, Park View Federal Savings Bank, PVF Service Corporation ("PVFSC"), PVF Holdings, Inc., and Mid-Pines Land Co. PVFSC owns some Bank premises and leases them to the Bank. PVF Holdings, Inc. and Mid-Pines Land Co. did not have any significant assets or activity as of or for the years ended June 30, 2009, 2008, or 2007. All significant intercompany transactions and balances are eliminated in consolidation.

PVFSC and the Bank have entered into various nonconsolidated joint ventures that own real estate including properties leased to the Bank. The Bank has created a limited liability company, Crock, LLC that has taken title to property acquired through or in lieu of foreclosure.

PVF Capital Trust I and PVF Capital Trust II (collectively "Trusts") were created for the sole purpose of issuing trust preferred securities. The Trusts are not consolidated into the financial statements.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, valuation of mortgage servicing rights, fair value of mortgage banking derivatives, valuation of loans held for sale, fair value of securities, valuation of real estate owned, the realizability of deferred tax assets and the Company's supplemental employee retirement plan accrual are particularly subject to change.

Cash Flows: For purposes of the consolidated statements of cash flows, the Company considers cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold with original maturities of less than three months to be cash equivalents. Net cash flows are reported for customer loan transactions, NOW and passbook savings accounts, time deposits, short-term borrowings, and advances from borrowers.

Interest-bearing Deposits: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities: Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Debt securities that could be sold in the future because of changes in interest rates or other factors are not to be classified as held to maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Interest income includes amortization of purchase premium or accretion of purchase discount. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield. Prepayment is assumed for mortgage-backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

A decline in fair value of any security below cost that is deemed other-than-temporary is charged to earnings resulting in establishment of a new cost basis for the security. In determining other-than-temporary impairment, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at fair value. The Company adopted the fair value option for accounting for its loans held for sale effective July 1, 2008. Since loans held for sale were carried at fair value at June 30, 2008, there was no impact on the financial statements at the time of this election. The fair value of mortgage loans held for sale is based on market prices and yields at period end in normal market outlets used by the Company.

The Company sells the loans on either a servicing retained or servicing released basis. For sales of mortgage loans prior to July 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 156 on July 1, 2007, and for sales of mortgage loans beginning in fiscal 2008, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. There was no impact on the financial statements at the time of adoption as the Company continues to measure servicing assets using the amortization method. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Loan servicing rights is amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The amortized balance of mortgage servicing rights is included in prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

Mortgage servicing rights are periodically evaluated for impairment. Impairment represents the excess of amortized cost over its estimated fair value. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.

The Company is exposed to interest rate risk on loans held for sale and rate-locked loan commitments. As market interest rates increase or decrease, the fair value of loans held for sale and rate-lock commitments will decline or increase. The Company enters into derivative transactions principally to protect against the risk of adverse interest movements affecting the value of the Company's committed loan sales pipeline. In order to mitigate the risk that a change in interest rates will result in a decline in value of the Company's interest rate lock commitments ("IRLCs") in

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

the committed mortgage pipeline or its loans held for sale, the Company enters into mandatory forward loan sales contracts with secondary market participants. Mandatory forward sales contracts and committed loans intended to be held for sale are considered free-standing derivative instruments and changes in fair value are recorded in current period earnings. For committed loans, fair value is measured using current market rates for the associated mortgage loans. For mandatory forward sales contracts, fair value is measured using secondary market pricing.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level to absorb probable incurred losses in the portfolio as of the balance sheet date. The adequacy of the allowance for loan losses is periodically evaluated by the Bank based upon the overall portfolio composition and general market conditions as well as information about specific borrower situations and estimated collateral values. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers loans not individually classified as impaired and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Since the Bank's loans are primarily collateral dependent, measurement of impairment is based on the fair value of the collateral. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment and accordingly, they are not separately identified for impairment disclosures.

The Bank's loan portfolio is primarily secured by real estate. Collection of real estate secured loans in the portfolio is dependent on court proceedings, and as a result, loans may remain past due for an extended period before being collected, transferred to real estate owned, or charged off. Charge-offs are recorded after the foreclosure process is complete for any deficiency between the Bank's recorded investment in the loan and the fair value of the real estate acquired or sold, to the extent that such a deficiency exists.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions to constrain it from taking that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Office Properties and Equipment: Land is carried at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method at rates expected to amortize the cost of the assets over their estimated useful lives or, with respect to leasehold improvements, the term of the lease, if shorter. Estimated lives for buildings are 40 years. Estimated lives for equipment range from 1 to 10 years.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated selling costs, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Long-Term Assets: Office properties and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. In accordance with Emerging Issues Task Force ("EITF") No. 06-5, Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value, adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of July 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company is subject to federal income tax only. Ohio-domiciled Banks and bank holding companies are not subject to income tax in Ohio. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company is no longer subject to examination by taxing authorities for years before 2003.

Stock Compensation: Employee compensation expense under stock option plans is reported using the fair value recognition provisions under FASB Statement 123 (revised 2004) (FAS 123R), "Share Based Payment." The Company has adopted FAS 123R using the modified prospective method. Under this method, compensation expense has been recognized for the unvested portion of previously issued awards that remained outstanding as of July 1, 2005 and for any awards granted since that date.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Earnings Per Share: Basic earnings per share is calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The additional potential common shares issuable under stock options are included in the calculation of diluted earnings per share.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Restrictions on Cash: Cash on deposit with another institution of $1,379,000 and $1,473,000 was required to meet regulatory reserve requirements at June 30, 2009 and 2008 respectively.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividend paid by the Bank to the Company or by the Company to shareholders. See Note 13 for more specific disclosure related to federal savings banks.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Subsequent Events: Management has evaluated events and transactions through September 28, 2009, the date the consolidated financial statements were issued, for potential recognition or disclosure herein. Any discovery of additional evidence about conditions that existed at June 30, 2009, including the estimates inherent in the process of preparing consolidate financial statements would be recognized in these consolidated financial statements. Any discovery of evidence about conditions that did not exist at June 30, 2009, but arose thereafter, could be disclosed herein dependent on the nature and financial effect of the event on the Company.

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Adoption of New Accounting Standards:

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this standard did not have a material impact on the Company's financial statements other than additional disclosures.

In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As a result of adoption of this standard, the Company did not apply SFAS No. 157 fair value principles or provide the applicable disclosures for the estimated fair value of mortgage servicing assets or other real estate owned.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

value on an instrument by instrument basis that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the fair value option for its loans held-for-sale in order to mitigate volatility in reported earnings that would otherwise result from accounting for the mortgage banking pipeline at fair value and continuing to account for its loans held-for-sale under the traditional lower-of-cost-or-market model. There was not an impact on the financial statements upon adoption. FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," issued January 12, 2009 ("the FSP"), is effective for the Company for the interim period ended March 31, 2009.

In March 2008, FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities" — an amendment to SFAS 133. This statement requires enhanced disclosures about an entity's derivative and hedging activities and therefore should improve the transparency of financial reporting. This new accounting standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this Statement on January 1, 2009, did not have a material impact on the Company's consolidated financial statements.

On April 9, 2009, the FASB issued FASB Staff Position (FSP) No. FAS 157-4, "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*." FSP No. FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, "*Fair Value Measurements,*" when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Further, the FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The FSP amends SFAS No. 157 to require certain additional disclosures in interim and annual periods to discuss the inputs and valuation technique(s) used to measure fair value. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP FAS 157-4 for the period ended June 30, 2009, did not have a material impact on the Company's consolidated financial statements.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "*Recognition and Presentation of Other-Than-Temporary Impairments*." This FSP amends the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 for the period ended June 30, 2009, did not have a material impact on the Company's consolidated financial statements as the Company has not experienced other-than-temporary impairment within its debt securities portfolio.

On April 9, 2009, the FASB issued FASB FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments." This FSP amends FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, "Interim Financial Reporting", to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

for periods ending after March 15, 2009. The Company will provide the required disclosures in the first quarter of its fiscal year ended June 30, 2010. In May 2009, FASB issued SFAS No. 165 "Subsequent Events," with the objective to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statement; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosure that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for financial statements issued for fiscal year and interim periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

Effect of Newly Issued but not yet Effective Accounting Standards:

In December 4, 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations," with the objective to improve the comparability of information that a company provides in its financial statements related to a business combination. SFAS No. 141(R) establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement does not apply to combinations between entities under common control. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements when it becomes effective on July 1, 2009.

In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which amends Accounting Research Bulletin No. 51 "Consolidated Financial Statements" ("ARB 51"). A noncontrolling interest, also known as a "minority interest", is the portion of equity in a subsidiary not attributable to a parent. The objective of this statement is to improve upon the consistency of financial information that a company provides in its consolidated financial statements. Consistent with SFAS No. 141(R), SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements when it becomes effective on July 1, 2009.

In June 2009, FASB issued SFAS No. 166 "*Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.*" The objective of SFAS No. 166 is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Management does not expect the impact of adoption of this standard to be material.

In June 2009, FASB issued SFAS No. 167 "*Amendments to FASB Interpretation No. 46(R).*" The objective of SFAS No. 167 is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 shall be effective as

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS (Continued)

of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Management does not expect the impact of adoption of this standard to be material.

NOTE 2 – SECURITIES

Securities available for sale at June 30, 2009 and 2008 are summarized as follows:

	2009			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Equity securities	$ 47,600	$ 55,200	$ —	$ 102,800

	2008			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Equity securities	$ 1,890,000	$ —	$ —	$ 1,890,000

Securities held to maturity at June 30, 2009 and 2008 are summarized as follows:

	2009			
	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
U.S. government treasury securities	$ 49,999,939	$ —	$ —	$ 49,999,939

Securities held to maturity are represented by two securities, each with a maturity date of July 2, 2009.

	2008			
	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
U.S. government-sponsored enterprise securities	$ 7,580,000	$ 23,907	$ —	$ 7,603,907

NOTE 2 – SECURITIES (Continued)

Securities held to maturity as of June 30, 2008 included only one security with a maturity date of December 12, 2014 This security was called on December 12, 2008.

There were no sales of securities for the years ended June 30, 2009, 2008 or 2007.

No securities were in an unrealized loss position at June 30, 2009 and June 30, 2008.

The Company's equity securities consist of floating rate preferred stock issued by FHLMC and FNMA. For the years ended June 30, 2009 and 2008, the Company recognized a $1,842,400 and $195,140 pre-tax charge, respectively, for the other-than-temporary decline in fair value.

On September 7, 2008, the U.S. Treasury Department and the Federal Housing Finance Agency announced that FNMA and FHLMC had been placed into conservatorship. Dividends on the preferred shares of the entities have been suspended.

NOTE 3 – MORTGAGE-BACKED SECURITIES

The fair value of mortgage-back securities available for sale and the related gross unrealized gains and losses recognized in other comprehensive income (loss) at June 30, 2009 are summarized as follows:

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value Amount
FNMA mortgage-backed securities	$ 32,999,418	$ 262,310	$ (17,721	$ 33,244,007
FHLMC mortgage-backed securities	26,029,802	256,223	—	26,286,0[illegible]
GNMA mortgage-backed securities	4,566,428	81,173	—	4,647,6[illegible]
	$ 63,595,648	$ 599,706	$ (17,72	$ 64,177,63[illegible]

In December 2008, the Company sold mortgage-backed securities with an amortized cost of $49,742,728 that were previously categorized as held-to-maturity. The Company's intent with respect to these securities changed due to the bond market's reaction to the announcement by the Federal Reserve that they intended to take unprecedented action to acquire certain mortgage-backed securities. Proceeds from this sale were $50,263,387 and the Company realized a gain on this transaction of $520,659.

Subsequent to this sale, the Company reclassified its remaining mortgage-backed securities from held-to-maturity to available-for-sale. The amortized cost of these securities at the time of the transfer was $56,765,340 and the related unrealized gain on these securities was $675,992. The unrealized gain was recognized in other comprehensive income at the time of the transfer.

In December 2008, the Company sold another mortgage-backed security with an amortized cost of $14,515,961. The Company realized a gain of $145,270 on this sale.

In January 2009, the Company sold another mortgage-backed security with an amortized cost of $33,263,960. The Company realized a gain of $558,409 on this sale.

NOTE 3 – MORTGAGE-BACKED SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of mortgage-backed securities held to maturity at June 30, 2008 are summarized as follows:

	2008			
	Amortized Cost	Gross Unrecognized Gain	Gross Unrecognized Loss	Estimated Fair Value
FNMA mortgage-backed securities	$ 54,835,052	$ 6,562	$ (1,900,089)	$ 52,941,525
FHLMC mortgage-backed securities	316,017	2,548	(223)	318,342
	$ 55,151,069	$ 9,110	$ (1,900,312)	$ 53,259,867

There were no sales of mortgage-backed securities in 2008 or 2007.

There were no mortgage-backed securities held to maturity at June 30, 2009 and no mortgage-backed securities available for sale at June 30, 2008.

Mortgage-backed securities with unrecognized losses at year end 2009 and 2008 not recognized in income aggregated by the length of time that the individual securities have been in a continuous unrealized loss position are as follows:

2009	Less than 12 Months		More than 12 Months		Total	
Description of Mortgage-backed Securities	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
FNMA mortgage-backed securities	$ 5,988,354	$ (17,721)	$ —	$ —	$ 5,988,354	$ (17,721)

2008	Less than 12 Months		More than 12 Months		Total	
Description of Mortgage-backed Securities	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss	Fair Value	Gross Unrecognized Loss
FHLMC mortgage-backed securities	$ 37,810	$ (223)	$ —	$ —	$ 37,810	$ (223)
FNMA mortgage-backed securities	$ 29,334,236	$ (950,413)	$ 19,624,061	$ (949,676)	$ 48,958,297	$ (1,900,089)
	$ 29,399,856	$ (950,636)	$ 19,624,061	$ (949,676)	$ 48,996,330	$ (1,900,312)

At June 30, 2009, no mortgage-backed security was in a continuous unrecognized loss for more than one year. The Bank's holdings include one FNMA mortgage-backed security with a carrying amount of $6,006,075 with a gross unrealized loss of $17,721 at June 30, 2009. Management considered whether this unrealized loss represented other-than-temporary impairment of this security. Management determined that the security was backed by performing assets and that timely repayment of principal and interest is guaranteed by FNMA. The decline in fair value is largely driven by increases in market interest rates from the time of purchase of the security. As such, management concluded that the unrecognized loss did not represent other-than-temporary impairment of the security as of June 30, 2009. There were no securities in a continuous unrealized loss position for more than one year at June 30, 2009.

NOTE 4 – LOANS RECEIVABLE

Loans receivable at June 30, 2009 and 2008, consist of the following:

	2009	2008
Real estate mortgages:		
One-to-four family residential	$ 158,955,714	$ 168,532,008
Home equity line of credit	88,406,791	87,876,182
Multi-family residential	58,568,073	52,420,774
Commercial	192,114,887	174,403,925
Commercial equity line of credit	46,286,802	36,913,491
Land	60,922,130	73,544,594
Construction - residential	39,237,333	55,442,114
Construction – multi family	5,211,399	—
Construction - commercial	20,381,398	44,106,070
Total real estate mortgages	670,084,527	693,239,158
Non real estate loans	32,155,056	33,592,529
Total loans receivable	702,239,583	726,831,687
Net deferred loan origination fees	(2,296,349)	(2,685,309)
Allowance for loan losses	(31,483,205)	(9,653,972)
Loans receivable, net	$ 668,460,029	$ 714,492,406

A summary of the changes in the allowance for loan losses for the years ended June 30, 2009, 2008 and 2007, is as follows:

	2009	2008	2007
Beginning balance	$ 9,653,972	$ 4,580,549	$ 4,674,681
Provision for loan losses	31,272,600	6,058,400	1,102,500
Charge-offs	(9,446,027)	(985,756)	(1,196,632)
Recoveries	2,660	779	—
Ending balance	$ 31,483,205	$ 9,653,972	$ 4,580,549

NOTE 4 – LOANS RECEIVABLE (Continued)

The following is a summary of the principal balances of nonperforming loans at June 30:

	2009	2008
Loans on non-accrual status:		
Real estate mortgages:		
One-to-four family residential	$ 15,550,940	$ 6,452,812
Commercial	13,139,715	3,001,192
Multi-family residential	3,679,083	152,187
Construction and land	36,449,000	12,349,846
Non real estate loans	943,561	533,113
Total loans on non-accrual status	69,762,299	22,489,150
Loans past due 90 days, still on accrual status:		
Real estate mortgages:		
One-to-four family residential	—	1,233,058
Commercial	—	1,200,894
Construction and land	728,666	542,699
Total non-accrual and past due loans	$ 70,490,965	$ 25,465,801

At June 30, 2009 and 2008, the recorded investment in loans, which have individually been identified as being impaired, totaled $58,583,559 and $24,298,587, respectively. Included in the impaired amount at June 30, 2009 and 2008, is $40,535,752 and $13,956,806, respectively, related to loans with a corresponding valuation allowance of $12,684,241 and $2,792,048, respectively. At June 30, 2009 and 2008, $18,047,807 and $5,259,155 of impaired loans had no allowance for loan losses allocated.

Average impaired loans for the years ended June 30, 2009, 2008 and 2007 amounted to $36,614,084, $14,534,727, and $8,477,996, respectively. Interest recognized on impaired loans while considered impaired in 2009, 2008 and 2007 was not material.

NOTE 5 – MORTGAGE BANKING ACTIVITIES

Loans held for sale at year end are as follows:

	2009	2008
Loans held for sale	$27,078,472	$7,872,155
Allowance to adjust to lower of cost or market	–	(41,161)
Loans held for sale, net	$27,078,472	$7,830,994

The Company adopted the fair value option for accounting for its loans held-for-sale effective July 1, 2008. Loans held for sale were carried at fair value as of June 30, 2008 because fair value was less than the Company's cost basis in the loans. As such, there was no impact on the financial statements at the time of this election. The fair value of loans held-for-sale exceeds the unpaid principal balance of these loans by $217,023 as of June 30, 2009. The gain on loans held-for-sale as of June 30, 2009 are reported in the mortgage banking activities line of the consolidated statement of operations. Interest on loans held-for-sale is reported in interest income.

Mortgage banking activities, net, including gains and losses on sales of loans, for each of the years in the three-year period ended June 30, 2009, consist of the following:

	2009	2008	2007
Mortgage loan servicing fees	$ 2,094,155	$ 1,992,311	$ 1,970,702
Amortization of mortgage servicing rights	(2,310,178)	(1,525,348)	(1,313,137)
Market adjustment for loans held for sale	258,184	9,239	105,600
Change in fair value of mortgage banking derivatives	1,122,249	205,226	131,300
Realized gains on sale of loans	6,707,744	779,821	376,533
	$ 7,872,154	$ 1,461,249	$ 1,270,998

At June 30, 2009 and 2008, the Company was servicing whole and participation mortgage loans for others aggregating $993,802,529 and $826,817,792, respectively. These loans are not reported as assets. The Company had $15,225,997 and $10,621,361, at June 30, 2009 and 2008, respectively, of funds collected on mortgage loans serviced for others which are included in accrued expenses and other liabilities.

Originated mortgage servicing rights capitalized and amortized during the years ended June 30, 2009, 2008, and 2007 were as follows:

	2009	2008	2007
Beginning balance	$ 4,398,783	$ 4,426,296	$ 4,806,836
Originated	4,009,256	1,497,835	932,597
Amortized	(2,310,178)	(1,525,348)	(1,313,137)
Ending balance	$ 6,097,861	$ 4,398,783	$ 4,426,296

The fair value of capitalized mortgage servicing rights was $9,341,744 and $9,177,677 at June 30, 2009 and 2008. Fair value was determined using discount rates ranging from 8% to 10% and prepayment speeds ranging from 7.2% to 42.0%, depending on the stratification of the specific rights. The fair value of the preponderance of the servicing rights was determined using prepayment speeds ranging from 13.0% to 16.4%. At June 30, 2009 and 2008, no tranche of the Company's mortgage servicing assets were considered to be impaired.

NOTE 6 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at cost, less accumulated depreciation and amortization at June 30, 2009 and 2008 are summarized as follows:

	2009	2008
Land and land improvements	$ 1,034,892	$ 1,034,892
Building and building improvements	5,553,076	5,553,076
Leasehold improvements	6,285,354	5,949,232
Furniture and equipment	12,718,237	12,532,524
	25,591,559	25,069,724
Less accumulated depreciation and amortization	(16,967,063)	(15,837,013)
	$ 8,624,496	$ 9,232,711

NOTE 7 – DEPOSITS

Scheduled maturities of time deposits were as follows:

	2009		2008	
	Amount	%	Amount	%
12 months or less	$ 496,359,022	92.5%	$ 443,844,021	89.3%
13 to 24 months	17,970,921	3.3	30,125,497	6.1
25 to 36 months	13,197,173	2.5	9,058,070	1.8
37 to 48 months	9,207,037	1.7	14,050,761	2.8
	$ 536,734,153	100.0%	$ 497,078,349	100.0%
Weighted average rate on certificates of deposit		3.03%		4.18%

Time deposits in amounts of $100,000 or more totaled approximately $214,892,876 and $187,526,922 at June 30, 2009 and 2008, respectively.

Deposits of related parties totaled $3,429,509 and $1,643,499 at June 30, 2009 and June 30, 2008.

In 2009 and 2008, the Company obtained deposits totaling $78,991,000 and $34,000,000, respectively, from brokers. These certificates of deposit bear a weighted average cost of 1.28% and 4.22%, respectively, and have maturities of 12 months or less.

NOTE 8 – ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

Short-Term Advances: The Bank maintains two lines of credit totaling $230,000,000 with the FHLB. The $200,000,000 repurchase line matures on February 12, 2010. No borrowings were outstanding on the repurchase line of credit as of June 30, 2009 and June 30, 2008. The Bank has chosen to take daily advances from this line, with the interest rate set daily. The $30,000,000 cash management line matures on October 2, 2009. No borrowings were outstanding on the cash management line as of June 30, 2009. Borrowings of $9,000,000 were outstanding on the cash management line as of June 30, 2008. The interest rate on this line as of June 30, 2008 was 2.38%.

In order to secure these advances, the Bank has pledged mortgage loans with unpaid principal balances aggregating approximately $139,288,000 and $141,881,000 at June 30, 2009 and 2008, respectively, respectively, plus FHLB stock.

Long-Term Advances: Long-term advances from the Federal Home Loan Bank of Cincinnati ("FHLB"), with maturities and interest rates thereon at June 30, 2009 and 2008, were as follows:

Maturity	Interest rate	2009	2008
January 2015	2.82%	15,000,000	15,000,000
January 2015	3.04%	15,000,000	15,000,000
April 2018	3.17%	5,000,000	5,000,000
		$ 35,000,000	$ 35,000,000
Weighted average interest rate		2.96%	2.96%

The advances outstanding at June 30, 2009 and 2008 are putable fixed-rate advances. They can be terminated at the option of the FHLB after a stated lockout period. If the option is exercised, the Bank could repay this advance without a prepayment penalty.

NOTE 9 – SUBORDINATED DEBENTURES, NOTES PAYABLE AND OTHER BORROWINGS

Note Payable: On November 24, 2008, one of the Company's subsidiaries obtained a $1.4 million dollar loan from another financial institution with a principal balance of $1,366,111 as of June 30, 2009. The loan was a refinance of a line of credit loan and is collateralized by the Company's Solon headquarters building. The note carries a variable interest rate that adjusts to *The Wall Street Journal* published prime lending rate plus 50 basis points. The loan pays interest only for six months and then converts to an amortizing loan for a term of 15 years. At June 30, 2009, the interest rate was 3.75%.

Subordinated Debt: In June 2004, the Company formed a special purpose entity, PVF Capital Trust I ("Trust"), for the sole purpose of issuing $10,000,000 of variable-rate trust preferred securities. The Company issued Subordinated Deferrable Interest Debentures ("subordinated debentures") to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred security carries a variable interest rate that adjusts to the three month LIBOR rate plus 260 basis points. At June 30, 2009 and 2008 the interest rate was 3.70% and 5.52%.

The subordinated debentures are the sole asset of the trust. The trust preferred securities will mature June 29, 2034 but may be redeemed by the Trust at par, at its option, starting June 29, 2009.

In July 2006, the Company formed a special purpose entity, PVF Capital Trust II ("Trust"), for the sole purpose of issuing $10,000,000 of fixed-rate trust preferred securities. The Company issued Subordinated Deferrable Interest Debentures ("subordinated debentures") to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred security carries a fixed interest rate of 7.462% through September 15, 2011. The interest rate will then change to a variable interest rate that adjusts quarterly to the three month LIBOR rate plus 175 basis points.

The subordinated debentures are the sole asset of the trust. The trust preferred securities will mature July 6, 2036 but may be redeemed by the Trust at par, at its option, starting September 15, 2011.

The Company has elected to defer the payment of interest on each of the two trust preferred securities issuances. Pursuant to the terms of the Debentures, interest on the Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no evidence of default. While the Company will defer the payment of interest on the Debentures, it will continue to accrue expense for the interest owed on the Debentures at a compounded rate. Under the terms of the Debentures, if the Company has elected to defer the payment of interest on the Debentures, the Company generally may not declare or pay any dividends or distributions on , or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock. Accordingly, the Company has discontinued the payment of cash dividends on its common stock.

Subsequent to the balance sheet date, the Company negotiated a settlement of the subordinated debentures used to PVF Capital Trust I. See Note 21 further discussion of this matter.

Repurchase Agreement: In March 2006, the Bank entered into a $50 million repurchase agreement ("Repo") with another institution (Citigroup) collateralized by $51.5 million in mortgage-backed securities and $7.6 million in securities. The Repo is for a five year term. Interest was adjustable quarterly during the first year based on the three month LIBOR rate minus 100 basis points. After year one, the rate adjusted to 4.99% and the Repo became callable quarterly at the option of the issuer.

NOTE 10 – FEDERAL INCOME TAXES

The provision for federal income taxes differs from the amounts computed by applying the U.S. federal income tax statutory rate to income before federal income taxes. These differences are reconciled as follows:

	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Computed expected tax	$ (10,555,998)	35.0	$ (768,433)	35.0%	$ 2,084,109	35.0%
Increase (decrease) in tax resulting from:						
Effect of graduated rates	301,600	(1.0)	21,955	(1.0)	(59,546)	(1.0)
Affordable housing tax credit	—	—	(81,758)	3.7	(111,645)	(1.9)
Bank-owned life insurance	39,109	(0.1)	(271,599)	12.4	(296,083)	(5.0)
Stock compensation	54,195	(0.2)	38,341	(1.7)	57,076	1.0
Other, net	116,731	(0.4)	(33,371)	1.5	46,361	0.8
	$ (10,044,363)	33.3%	$ (1,094,865)	49.9%	$ 1,720,272	28.9%

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2009 and 2008 are:

	2009	2008
Deferred tax assets:		
Loan loss reserves	$ 6,196,110	$ 2,283,673
Deferred compensation	819,006	1,279,844
Deferred loan fees, net	104,298	131,806
Unrealized gains on loans and securities held for sale	183,911	—
Net operating loss carryforward	4,513,427	—
Other	293,252	167,251
Total gross deferred tax assets	12,110,004	3,862,574
Deferred tax liabilities:		
FHLB stock dividend	(2,041,343)	(1,983,373)
Originated mortgage servicing asset	(2,073,273)	(1,495,586)
Fixed assets	(491,823)	(607,216)
Prepaid franchise tax	(182,044)	(189,663)
Unrealized losses on loans held for sale	—	(26,426)
Other	(686,654)	(109,482)
Total gross deferred tax liabilities	(5,475,137)	(4,411,746)
Net deferred tax asset (liability)	$ 6,634,867	$ (549,172)

The net operating loss carryforward period expires in 2029. A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of June 30, 2009 or 2008.

NOTE 10 – FEDERAL INCOME TAXES (Continued)

On September 3, 2009, the Company completed the redemption and retirement of trust preferred securities with an aggregate liquidation amount of $10 million in exchange for $500,000 in cash, the issuance of 205,297 shares of common stock and warrants to acquire additional shares of common stock, resulting in income to the Company of $5.4 million. In addition, the Company is considering various strategies that, if successful, would increase capital and enhance profitability, thereby increasing the likelihood that it could utilize tax benefits, although there is no assurance that any such strategies will be successfully implemented.

Retained earnings at June 30, 2009 and 2008 include approximately $4,516,000 for which no provision for federal income tax has been made. The related unrealized deferred tax liability was approximately $1,535,000 at June 30, 2009 and 2008. This amount represents allocations of income during years prior to 1988 to bad debt deductions for tax purposes only. These qualifying and non-qualifying base year reserves and supplemental reserves will be recaptured into income in the event of certain distributions and redemptions. Such recapture would create income expense for tax purposes only, which would be subject to the then current corporate income tax rate. Recapture would not occur upon the reorganization, merger, or acquisition of the Bank, nor if the Bank is merged or liquidated tax-free into a bank or undergoes a charter change. If the Bank fails to qualify as a bank or merges into a nonbank entity, these reserves will be recaptured into income.

NOTE 11 – LEASES

The Company leases certain premises from unrelated and related parties. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at June 30, 2009:

Year ending June 30,	Leases With Unrelated Parties	Leases With Related Parties	Total Leases
2010	$ 747,826	$ 231,753	$ 979,579
2011	554,941	187,057	741,998
2012	509,116	164,709	673,825
2013	362,895	114,428	477,323
2014	284,198	89,288	373,486
Thereafter	1,303,641	—	1,303,641
Total minimum lease payments	$ 3,762,617	$ 787,235	$ 4,549,852

During the years ended June 30, 2009, 2008, and 2007, rental expense was $933,313, $914,752, and $901,695, respectively. Rental expense related to related party leases was $223,217, $222,268, and $213,973, for the years ended June 30, 20009, 2008, and 2007, respectively. See Note 14 for further discussion of these leases.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

In the normal course of business, the Bank enters into commitments with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

NOTE 12 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

The Bank's lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

At June 30, 2009 and 2008, the Bank had the following commitments to originate loans intended to be held in the portfolio:

	2009	2008
Commitments to fund variable-rate mortgage loans	$ 8,732,460	$ 6,412,000
Commitments to fund equity lines of credit	82,584,000	91,781,000
Undisbursed portion of loan proceeds	11,111,000	46,367,000
Standby letters of credit	1,283,000	2,486,000

At June 30, 2009 and 2008, the Bank had interest rate-lock commitments on $48,161,785 and $16,755,000 of loans intended for sale in the secondary market. These commitments are considered to be free-standing derivatives and the change in fair value is recorded in the financial statements. The fair value of these commitments as of June 30, 2009 and 2008 was estimated to be $505,810 and $8,000, respectively. To mitigate the interest rate risk represented by these interest rate-lock commitments the Bank entered into contracts to sell mortgage loans of $42,620,000 and $10,218,000 as of June 30, 2009 and 2008. These contracts are also considered to be free-standing derivatives and the change in fair value also is recorded in the financial statements. The fair value of these contracts at June 30, 2009 and 2008 was estimated to be $698,965 and $75,000, respectively.

NOTE 13 – REGULATORY MATTERS AND MANAGEMENT'S PLANS

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At June 30, 2009, the adjusted total minimum regulatory capital regulations require institutions to have tangible capital to adjusted total assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to adjusted total assets of 4.0%; a minimum rate of core (Tier 1) capital to risk-weighted assets of 4.0%; and a minimum ratio of total capital to risk weighted assets of 8.0%. At June 30, 2009 and

NOTE 13 – REGULATORY MATTERS AND MANAGEMENT'S PLANS (Continued)

2008, the Bank exceeded all of the aforementioned regulatory capital requirements. Subsequent to June 30, 2009, the Bank was directed by its regulator, the OTS, to raise its Tier 1 core capital and total risk-based capital ratios to 8.0% and 12.0%, respectively, by December 31, 2009. The Company has established a Capital Raising Committee to put plans in place to raise the necessary capital. To meet these capital requirements and for other purposes, we expect to seek to raise capital through one or more offerings of our common stock, preferred stock or other equity securities convertible into common stock, or rights to acquire such securities or our common stock during the quarter ending December 31, 2009, although there can be no assurance that we will be successful. This statement does not constitute an offer of any securities for sale.

Regulations limit capital distributions by savings institutions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At June 30, 2009, the Bank was not allowed to make any capital distributions without regulatory approval.

The Company and the Bank have each received letters from the Office of Thrift Supervision ("OTS") dated June 26, 2009, indicating that as a result of the OTS's assessment of the Company's and the Bank's financial condition, the Company and the Bank are subject to specified operating restrictions. These operating restrictions provide that: (1) the Bank must limit its quarterly asset growth to net interest credited on deposit liabilities during the quarter (unless additional asset growth is permitted by the OTS); (2) the Bank and the Company must obtain OTS approval prior to appointing any new director or senior executive officer; (3) the Bank and the Company must obtain regulatory approval prior to making certain severance and indemnification payments; (4) the Bank and the Company must receive OTS approval of any new, renewed or amended arrangements providing compensation or benefits to its directors and senior executive officers; (5) the Bank must obtain OTS approval of all third-party contracts that are significant to the operation or financial condition of the Bank or that are outside the normal course of business; (6) the Bank must provide the OTS with advance notice of all proposed transaction with affiliates; and (7) the Bank may not pay dividends or make any other capital distribution, including the repurchase or redemption of capital stock, without the prior approval of the OTS. Additionally, the Bank may not increase the balance of its use of brokered deposits.

At June 30, 2009 and 2008, the Bank was in compliance with regulatory capital requirements as set forth below (dollars in thousands):

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2009						
Total Capital to risk weighted assets	$68,474	10.03%	$54,610	8.00%	$68,262	10.00%
Tier 1 (Core) Capital to risk weighted assets	59,861	8.77%	27,305	4.00%	40,957	6.00%
Tier 1 (Core) Capital to adjusted total assets	59,861	6.54%	36,623	4.00%	45,778	5.00%
Tangible Capital to adjusted total assets	59,861	6.54%	13,734	1.50%	N/A	N/A

NOTE 13 – REGULATORY MATTERS AND MANAGEMENT'S PLANS (Continued)

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2008						
Total Capital to risk weighted assets	$90,286	12.99%	$55,584	8.00%	$69,480	10.00%
Tier 1 (Core) Capital to risk weighted assets	83,972	12.09%	27,792	4.00%	41,688	6.00%
Tier 1 (Core) Capital to adjusted total assets	83,972	9.69%	34,704	4.00%	43,380	5.00%
Tangible Capital to adjusted total assets	83,972	9.69%	13,014	1.50%	N/A	N/A

NOTE 14 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2009 were as follows.

Beginning balance	$ 5,228,788
Changes in related party loans due to changes in the composition of the Board of Directors	$ 3,633,087
New Loans	3,525,000
Repayments	(3,321,912)
Ending balance	$ 9,064,963

Mr. Raymond J. Negrelli, a director of the Company, is a 50% owner of Bay Properties Co., an Ohio general partnership. Bay Properties Co. is a 50% owner and general partner of Park View Plaza, Ltd. ("PVP"), an Ohio limited partnership formed to develop and operate a 10,000 square foot retail plaza located in Cleveland, Ohio. PVF Service Corporation, a wholly owned subsidiary of the Company, is a 25% owner and limited partner of PVP. The Bank maintains a branch office in the retail plaza owned and operated by PVP, and during the year ended June 30, 2009, the Bank paid a total of $68,200 in rent and operating cost reimbursements to PVP. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $68,200 in rent and operating cost reimbursements to PVP. Bay Properties Co. is also a 50% owner of Park View Center, LLC ("PVC"), an Ohio limited liability company formed to develop and operate an 8,200 square foot office building located in Mayfield Heights, Ohio. The Bank is a tenant of the office building and leases a 3,000 square foot unit with an automated teller machine in the office building owned and operated by PVC. During the year ended June 30, 2009, the Bank paid a total of $80,400 in rent and operating cost reimbursement to PVC. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $80,400 in rent and operating cost reimbursements to PVC. Bay Properties Co. is also a 50% owner of Avon Limited, LLC, an Ohio limited liability company formed to develop and operate a 3,375 square foot office building located in Avon, Ohio. The Bank is a tenant of the office building and leases the office building owned and operated by Avon Limited, LLC. During the year ended June 30, 2009, the Bank paid a total of $74,700 in rent and operating cost reimbursement to Avon Limited, LLC. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $74,700 in rent and operating cost reimbursements to Avon Limited, LLC.

NOTE 14 – RELATED PARTY TRANSACTIONS (Continued)

The business relationships between the Company and its directors or the directors' affiliated companies that were considered by the Board of Directors were: Mr. Jaros' position as a partner in the law firm of Moriarty & Jaros, P.L.L., which provides legal services to the Company and the Bank; Mr. Calabrese's position as the managing partner of Calabrese, Racek and Markos, Inc., a firm that performs appraisals on properties securing loans made by the Bank; and Mr. Fedeli's position as President and Chief Executive Officer of the Fedeli Group, which acts as the Bank's agent in connection with its purchase of insurance. All fees paid to Calabrese, Racek and Markos, Inc. are paid by the customers of the Bank.

NOTE 15 – STOCK OPTIONS

The Company offered stock options to the directors and officers of the Bank under various option plans.

All of the options authorized under the 1992 plan have been granted and exercised. The options granted under the 1996 plan are exercisable over a ten-year period, with vesting ranging from zero to five years as stated in the individual option agreements. Incentive stock options granted under the 2000 plan are exercisable over a ten-year period, with vesting ranging from four to nine years as stated in the individual option agreements. Incentive stock options granted under the 2008 plan are exercisable over a ten-year period, with vesting ranging from zero to nine years as stated in the individual option agreements.

Nonqualified stock options are granted to directors and typically vest immediately. The option period expires ten years from the date of grant and the exercise price is the market price at the date of grant.

Options outstanding at June 30, 2009 were as follows:

	Outstanding		Exercisable	
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$2.03 - $ 4.42	96,200	8.78	57,900	$ 4.05
$5.49 - $ 6.10	61,837	1.10	61,837	5.68
$6.75 - $ 7.76	116,925	1.22	116,925	$ 7.35
$8.32 - $13.64	307,830	5.27	232,770	$10.93
Total	582,792	4.59	469,432	$ 8.50

There were 669,467 shares available for future issuance under existing stock option plans.

NOTE 15 – STOCK OPTIONS (Continued)

A summary of the activity in the plan is as follows:

	2009	
	Shares	Weighted Average Exercise Price
Outstanding beginning of year	533,426	$ 9.32
Forfeited	(23,951)	10.45
Expired	(23,383)	5.77
Granted	96,700	4.02
Outstanding end of year	582,792	$ 8.54
Exercisable end of year	469,432	$ 8.50

The weighted average remaining contractual life of options outstanding was 4.6 years.

For the years ended June 30, 2009, 2008, and 2007, compensation expense of $222,123, $112,768, and $218,691 was recognized in the income statement related to the vesting of awards. An income tax benefit of $17,787 was recognized related to this expense in 2007.

As of June 30, 2009, there was $219,685 of compensation expense related to unvested awards not yet recognized in the financial statements. The weighted-average period over which this expense is to be recognized is 3.3 years. All outstanding and unvested options are expected to vest.

The aggregate intrinsic value of all options outstanding at June 30, 2009 was $75. The aggregate intrinsic value of all options that were exercisable at June 30, 2009 was $75. The intrinsic value of options exercised in 2008 and 2007 was $388,042, and $156,042. There were no options exercised in 2009.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. All options are expected to vest based on the Company's experience. The expected term of options granted is based on historical data represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The following weighted-average assumptions were used for grants in each of the respective years.

	2009	2008	2007
Risk-free interest rate	3.78%	N/A	4.56%
`Dividend yield	0.00%	N/A	2.74%
Expected volatility	28.61%	N/A	24.95%
Expected life in years	9.42	N/A	9.14

The weighted average fair value of options granted in 2009 was $1.81 and in 2007 was $2.83.

NOTE 16 – EARNINGS (LOSS) PER SHARE

The following is a reconciliation of basic earnings (loss) per share to diluted earnings (loss) per share for the years ended June 30:

	2009		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ (20,115,629)	7,773,823	$ ($2.59)
Dilutive effect of assumed exercises of stock options	—	—	—
Diluted earnings (loss) per share:			
Income available to common shareholders	$ (20,115,629)	7,773,823	$ ($2.59)

	2008		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ (1,100,657)	7,765,780	$ (0.14)
Dilutive effect of assumed exercises of stock options	—	—	—
Diluted earnings (loss) per share::			
Income available to common shareholders	$ (1,100,657)	7,765,780	$ (0.14)

	2007		
	Net Income	Shares	Per-Share Amount
Basic earnings (loss) per share:			
Income available to common shareholders	$ 4,234,324	7,724,436	$ 0.55
Dilutive effect of assumed exercises of stock options	—	98,571	(0.01)
Diluted earnings (loss) per share:			
Income available to common shareholders	$ 4,234,324	7,823,007	$ 0.54

There were 469,432, 533,426, and 51,590 options not considered in the diluted earnings (loss) per share calculation for the years ended June 30, 2009, 2008 and 2007, respectively because they were not dilutive.

NOTE 17 – FAIR VALUE

The carrying amount and estimated fair values of financial instruments at year end were as follows:

	June 30, 2009		June 30, 2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)			
Assets:				
Cash and amounts due from depository institutions	$ 8,465	$ 8,465	$ 7,456	$ 7,456
Interest-bearing deposits	1,940	1,940	701	701
Federal funds sold	10,809	10,809	9,648	9,648
Securities held to maturity	50,000	50,000	7,580	7,604
Equity securities	103	103	1,890	1,890
Mortgage-backed securities held to maturity	—	—	55,151	53,259
Mortgage-backed securities available for sale	64,178	64,178	—	—
Loans receivable, net	668,460	682,697	714,492	716,047
Loans receivable held for sale, net	26,861	26,861	7,831	7,831
Federal Home Loan Bank stock	12,811	NA	12,641	NA
Accrued interest receivable	3,475	3,475	4,345	4,345
Mandatory forward sales contracts	699	699	75	75
Commitments to make loans intended to be sold	506	506	8	8
Liabilities:				
Demand deposits and passbook savings	(188,198)	(188,198)	(162,307)	(162,307)
Time deposits	(536,734)	(547,620)	(497,078)	(503,694)
Line of credit	(1,366)	(1,366)	(950)	(950)
Advances from the Federal Home Loan Bank of Cincinnati	(35,000)	(36,517)	(44,000)	(43,998)
Repurchase agreement	(50,000)	(53,900)	(50,000)	(51,455)
Subordinated debentures	(20,000)	(3,800)	(20,000)	(20,000)
Accrued interest payable	1,379	1,379	(444)	(444)

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold. The carrying amount is a reasonable estimate of fair value because of the short maturity of these instruments.

The fair values of trading securities and equity securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges. The fair values of securities held to maturity and mortgage-backed securities available-for-sale are determined through use of matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE 17 – FAIR VALUE (Continued)

Loans receivable and loans receivable held for sale. For loans receivable held for sale, fair value is estimated using the quoted market prices for similar loans, adjusted for differences in loan characteristics. For performing loans receivable, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals of underlying collateral. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Federal Home Loan Bank stock. It was not practical to determine fair value of FHLB stock due to restrictions placed on its transferability.

Mandatory forward sales contracts. These contracts are valued by reference to secondary market indicators of pair-off fees receivable or payable to terminate the contracts.

Demand deposits and time deposits. The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flows and rates currently offered for deposits of similar remaining maturities.

Line of credit. The carrying amount is a reasonable estimate of the fair value.

Advances from the Federal Home Loan Bank of Cincinnati. The fair value of the Bank's FHLB debt is estimated based on the current rates offered to the Bank for debt of the same remaining maturities.

Notes payable and subordinated debentures. The carrying value of the Company's variable-rate note payable is a reasonable estimate of fair value based on the current incremental borrowing rate for similar types of borrowing arrangements adjusted for the Company's credit risk profile.

Accrued interest receivable and accrued interest payable. The carrying amount is a reasonable estimate of the fair value.

Commitments to make loans intended for sale. These commitments are valued according to changes in secondary market pricing for similar loans with similar delivery dates from the date of interest rate lock until the balance sheet date.

Off-balance-sheet instruments. The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of undisbursed lines of credit is based on fees currently charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount and fair value of off-balance-sheet instruments is not significant as of June 30, 2009 and 2008.

Fair Value: FASB Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

NOTE 17 – FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use to price an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value.

Securities: The fair values of securities available-for-sale are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of mortgage-backed securities are determined through matrix pricing. This is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Loans held-for-sale: The fair value of loans held-for-sale is determined using quoted secondary market prices for loans with similar characteristics.

Mortgage banking pipeline derivatives: The fair value of loan commitments is measured using current market rates for mortgage loans with similar characteristics. The fair value of mandatory forward sales contracts is measured using secondary market pricing.

Assets and liabilities measured at fair value on a recurring basis at June 30, 2009 are summarized below:

	June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities available-for-sale	$ 102,800	$102,800	—	—
Loans held-for-sale	$27,078,472	—	$27,078,472	
Mortgage-backed securities available-for-sale	$64,177,633	—	$64,177,633	—
Mandatory forward sales contracts	$ 99,000		$ 699,000	
Interest rate-lock commitments	$ 506,000	—	$ 506,000	—

NOTE 17 – FAIR VALUE (Continued)

Assets and liabilities measured at fair value on a nonrecurring basis at June 30, 2009 are summarized below:

	June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$27,851,511	—	—	$27,851,511

Impaired loans, which are usually measured for impairment using the fair value of the collateral, had a carrying amount of $58.6 million. Of these, $40.5 million were carried at fair value as a result of a specific valuation allowance of $12.7 million. The fair value of collateral is usually estimated by third-party or internal appraisals of the collateral. The provision for loan losses related to changes in the fair value of impaired loans increased by $21.1 million during the year ended June 30, 2009.

NOTE 18 – PARENT COMPANY

The following are condensed statements of financial condition as of June 30, 2008 and 2007 and related condensed statements of operations and cash flows for the years ended June 30, 2008, 2007 and 2006 for PVF Capital Corp.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	2009	2008
Cash and amounts due from depository institutions	$ 24,948	$ 10,944
Prepaid expenses and other assets	3,447,277	2,690,787
Investment in Bank subsidiary	64,929,087	83,971,772
Investment in non-Bank subsidiaries	4,016,376	3,293,222
Total assets	$ 72,417,688	$ 89,966,725
Accrued expenses and other liabilities	$ 2,912,491	$ 891,391
Subordinated debentures	20,000,000	20,000,000
Stockholders' equity	49,505,197	69,075,334
Total liabilities and stockholders' equity	$ 72,417,688	$ 89,966,725

CONDENSED STATEMENTS OF OPERATIONS

	2009	2008	2007
Income:			
Mortgage banking activities	$ 13,521	$ 9,521	$ 24,572
Dividends from Bank subsidiary	—	4,000,000	—
Interest Income	10	26	38
	13,531	4,009,547	24,610
Expenses:			
Interest expense	1,259,025	1,463,602	1,549,920
General and administrative	502,133	718,800	374,487
	1,761,158	2,182,402	1,924,407
Income (loss) before federal income taxes and equity in undistributed net income of subsidiaries	(1,747,627)	1,827,145	(1,899,797)
Federal income tax benefit	594,193	738,771	645,931
Income (loss) before equity in undistributed net income of subsidiaries	(1,153,434)	2,565,916	(1,253,866)
Equity in undistributed net income (loss) of subsidiaries	(18,962,195)	(3,666,573)	5,488,190
Net income (loss)	$ (20,115,629)	$ (1,100,657)	$ 4,234,324

NOTE 18 – PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008	2007
Operating activities:			
Net income (loss)	$ (20,115,629)	$ (1,100,657)	$ 4,234,324
Equity in undistributed net loss (income) of subsidiaries	18,962,195	3,666,573	(5,488,190)
Other, net	214,611	(818,722)	(450,283)
Net cash from (used in) operating activities	(938,823)	1,747,194	(1,704,149)
Investing activities:			
Advance (to) from subsidiary	1,050,000	232,000	(52,500)
Investment in subsidiary	—	—	(6,000,000)
Net decrease in cash from investing activities	1,050,000	232,000	(6,052,500)
Financing activities:			
Repayment on note payable	—	—	—
Proceeds from subordinated debentures	—	—	10,000,000
Proceeds and income tax benefit from exercise of stock options	—	396,181	311,536
Stock purchased and retired	—	(96,426)	(293,541)
Dividends paid	(97,173)	(2,298,373)	(2,286,382)
Purchase of treasury stock	—	—	—
Net cash from (used in) financing activities	(97,173)	(1,998,618)	7,731,613
Net increase (decrease) in cash and Cash equivalents	14,004	(19,424)	(25,036)
Cash and cash equivalents at beginning of year	10,944	30,368	55,404
Cash and cash equivalents at end of year	$ 24,948	$ 10,944	$ 30,368

NOTE 19 – EMPLOYEE BENEFIT PLANS

401(k) Savings Plan: Employees who have reached age 18 and have completed one year of eligibility service are eligible to participate in the Company's 401(k) Savings Plan. The plan allows eligible employees to contribute up to 50% of their compensation with the Company matching up to 50% of the first 4% contributed by the employee, as determined by the Company for the contribution period. The plan also permits the Company to make a profit sharing contribution at its discretion up to 4% of the employee's compensation. Participants vest in the Company's contributions ratably over six years.

The total of the Company's matching and profit sharing contribution cost related to the plan for the years ended June 30, 2009, 2008, and 2007 was $106,399, $111,459, and $100,041, respectively.

Supplemental Executive Retirement Plan: During fiscal year 2000, the Company established a Supplemental Executive Retirement Plan ("SERP") to provide additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Company's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement. For the years ended June 30, 2009, 2008, and 2007, the Company recognized expense under the SERP of $437,626, $584,634, and $558,783, respectively. The accrued SERP liability at June 30, 2009 and 2008 included in accrued expenses and other liabilities totaled $2,232,761 and $3,650,892. Effective August 1, 2009 the Company stopped the accrual of benefits under the SERP. Benefits accrued to date will be paid pursuant to agreements reached between the Company and participating executives.

The Company entered into a Letter Agreement with Mr. Male (the "Agreement"), dated July 27, 2009, certain terms of which are subject to OTS approval. The agreement entitles Mr. Male to receive an early retirement benefit under the Bank's Supplemental Executive Retirement Plan in the amount of $1,471,731, which will be paid in accordance with Section 409A of the Code. Under the Agreement, the Bank will continue to provide health insurance coverage to Mr. Male on the same terms as coverage previously made available to Mr. Male until he becomes eligible for Medicare coverage. The Agreement provides that Mr. Male will be retained as a consultant to the Bank for a 12-month period following OTS approval and during such period may not compete within 25 miles of the Company's headquarters; Mr. Male will be paid $8,333 per month for his consulting services.

NOTE 20 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2009	2008	2007
Unrealized holding gains (losses) on available for sale securities	$ (646,806)	—	—
Reclassification adjustment for losses (gains) Realized in income	1,283,991	—	—
Net unrealized gains (losses)	637,185	—	—
Tax effect	216,643	—	—
Other comprehensive income	$ 420,542	$ —	—

NOTE 21 – SUBSEQUENT EVENTS

On September 1, 2009, PVF Capital Corp. (the "Company") entered into an Exchange Agreement (the "Exchange Agreement") with Alesco Preferred Funding IV, Ltd. (the "Alesco CDO") and Cohen & Company Financial Management, LLC ("Cohen"). The Alesco CDO is the holder of $10.0 million principal amount trust preferred securities issued by PVF Capital Trust I (the "Trust"), and Cohen is the collateral manager for the Alesco CDO. As described in Note 9, in June 2004, the Company formed the Trust as a special purpose entity for the sole purpose of issuing $10.0 million of variable-rate trust preferred securities (the "Capital Securities"). The Company issued subordinated deferrable interest debentures (the "Subordinated Debentures") to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred securities carry a variable interest rate that adjusts to the three month LIBOR rate plus 260 basis points. The Subordinated Debentures are the sole asset of the Trust.

Under the Exchange Agreement, on September 3, 2009, the Alesco CDO exchanged its $10.0 million of trust preferred securities for consideration paid by the Company. The consideration paid by the Company consisted of (i) a cash payment of $500,000; (ii) a number of shares of Company common stock equal to $500,000 divided by the average daily closing price of the Company's common stock for the twenty (20) business days prior to September 1, 2009 (the "Initial Shares"); (iii) a warrant ("Warrant A") to purchase 769,608 shares of Company common stock; and (iv) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to purchase a number of shares of Company common stock equal to 9.9% of any shares of Company common stock issued, exclusive of any warrant or warrant shares, in exchange for capital securities of PVF Capital Trust II ("Trust II") in the event the Company in the future issues shares of its common stock in exchange for Trust II capital securities.

The number of shares of Company common stock issuable pursuant to each of Warrant A and Warrant B may not exceed certain limits. Specifically, the number shares issuable upon the exercise of Warrant A or Warrant B may not exceed the maximum number of shares of the Company's common stock such that the Alesco CDO, upon its exercise of the applicable Warrant, shall own 9.9% of the Company's common stock then issued and outstanding, except that in the event the Alesco CDO receives comfort from the Office of Thrift Supervision (the "OTS") that allows it to rebut the presumption that its holdings of the Company's common stock constitute control of the Company for the purpose of the applicable OTS regulations, this limitation shall have no effect. In addition, the number of shares of Company common stock issuable upon the exercise of Warrant B may not exceed a number of shares equal to 1,546,991 shares minus the sum of the Initial Shares and 769,608 shares.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A(T). Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, the Company carried out an evaluation, with the participation of management, including its principal executive officer and principal accounting officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to the Exchange Act Rule 13a-15. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of PVF Capital Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. PVF Capital Corp.'s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision and participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, management believes that PVF Capital Corp. maintained effective internal control over financial reporting as of June 30, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm, Crowe Horwath LLP, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ Edward B. Debevec
Edward B. Debevec
Treasurer

/s/ Robert J. King, Jr.
Robert J. King, Jr.
President and Chief Executive Officer

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The information relating to the directors of the Company is incorporated herein by reference to the section captioned *"Items to be Voted Upon by Stockholders — Item 1 — Election of Directors"* in the Proxy Statement for the Company's 2009 Annual Meeting of Stockholders (the "Proxy Statement").

Executive Officers

See Part I, Item 1, *"Description of Business — Executive Officers of the Company"* of this Annual Report on Form 10-K.

Corporate Governance

Information regarding the Company's Audit Committee and Audit Committee financial expert is incorporated herein by reference to the section captioned *"Corporate Governance — Meetings and Committees of the Board of Directors — Audit Committee"* in the Proxy Statement.

Compliance with Section 16(a) of the Exchange Act

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers — Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's directors, officers and employees.

Item 11. Executive Compensation

The information contained under the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) and (b) The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* of the Proxy Statement.

(c) Management knows of no arrangements, including any pledge by any person of securities of the Bank, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) The following table sets forth certain information with respect to the Company's equity compensation plans as of June 30, 2009.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants & rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders	582,792	$8.54	19,467
Equity compensation plans not approved by security holders	–	–	–
Total	582,792	$8.54	19,467

(1) Adjusted for a 10% stock dividend paid on the Common Stock on September 1, 1997, a 50% stock dividend paid on the Common Stock on August 17, 1998, a 10% stock dividend paid on the Common Stock on September 7, 1999, a 10% stock dividend paid on the Company's Common Stock on September 1, 2000, a 10% stock dividend paid on the Common Stock on August 31, 2001, a 10% stock dividend paid on the Common Stock on August 30, 2002, a 10% dividend paid on the Common Stock on August 29, 2003, a 10% dividend paid on the Common Stock on August 31, 2004 and a 10% dividend paid on the Common Stock on August 31, 2005.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers — Indebtedness of Management" and "— Transactions with Related Persons"* in the Proxy Statement.

Corporate Governance

The information required by this item is incorporated herein by reference to the section captioned *"Corporate Governance –Director Independence"* of the Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated herein by reference to the section captioned *"Fees Paid to Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Report of Independent Registered Public Accounting Firm (incorporated by reference to Item 8 of this Annual Report).

Consolidated Financial Statements (incorporated by reference to Item 8 of this Annual Report).

(a) Consolidated Statements of Financial Condition, at June 30, 2009 and 2008

(b) Consolidated Statements of Operations for the Years Ended June 30, 2009, 2008 and 2007

(c) Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2009, 2008 and 2007

(d) Consolidated Statements of Cash Flows for the Years Ended June 30, 2009, 2008 and 2007

(e) Notes to Consolidated Financial Statements.

2. All schedules have been omitted as the required information is either inapplicable or included in the Notes to Consolidated Financial Statements.

3. Exhibits and Index to Exhibits

The following exhibits are either attached to or incorporated by reference in this Annual Report on Form 10-K.

No.	Description
3.1[1]	Articles of Incorporation, as amended and restated
3.2[2]	Code of Regulations, as amended and restated
3.3	Bylaws, as amended and restated
4.1[3]	Specimen Common Stock Certificate
4.2	Indenture between PVF Capital Corp. and LaSalle Bank National Association, dated July 6, 2006
4.3	Form of Junior Subordinated Debt Security Due 2036 (Exhibit A to Exhibit 4.2)
10.1	Guarantee Agreement between PVF Capital Corp., PVF Capital Trust II and LaSalle Bank National Association, dated July 6, 2006
10.2[3]	Park View Federal Savings Bank Conversion Stock Option Plan †
10.3[3]	PVF Capital Corp. 1996 Incentive Stock Option Plan †
10.4[4]	PVF Capital Corp. 2000 Incentive Stock Option Plan and Deferred Compensation Plan †
10.5[5]	PVF Capital Corp. 2008 Equity Incentive Plan †
10.6[6]	Management Incentive Compensation Plan †
10.7[7]	Amended and Restated Severance Agreement by and between PVF Capital Corp., Park View Federal Savings Bank and Jeffrey N. Male †
10.8[7]	Amended and Restated Severance Agreement by and between PVF Capital Corp., Park View Savings Bank and Edward B. Debevec †
10.9	Form of Employment Agreement between PVF Capital Corp., Park View Federal Savings Bank and Robert J. King, Jr. † *
10.10	Letter Agreement between PVF Capital Corp. and John R. Male, dated July 27, 2009 †**
10.11[8]	Agreement by and between PVF Capital Corp., Park View Federal Savings Bank, Steven A. Calabrese, CCAG Limited Partnership and Steven A. Calabrese Profit Sharing Trust, dated September 30, 2008
10.12[8]	Agreement by and between PVF Capital Corp., Park View Federal Savings Bank, Richard M. Osborne and Richard M. Osborne Trust, dated September 30, 2008
10.13[9]	Agreement among PVF Capital Corp., Park View Federal Savings Bank and Marty Adams Consulting LLC, dated February 26, 2009 † ***
14[10]	Code of Ethics
21	Subsidiaries of the Registrant
23.1	Consent of Crowe Horwath LLP
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications

† Management contract or compensatory plan or arrangement.

* Not currently effective. Subject to OTS approval.

** The provision in the Letter Agreement pertaining to Mr. Male's consulting arrangement with the Company is subject to OTS approval.

*** The agreement was terminated on September 10, 2009 in accordance with its terms.

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 (Commission File No. 0-24948).

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on February 6, 2008 (Commission File No. 0-24948).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1996 (Commission File No. 0-24948).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003 (Commission File No. 0-24948).

(5) Incorporated by reference to the Registrant's Definitive Proxy Statement filed on October 17, 2008 (Commission File No. 0-24948).

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2007 (Commission File No. 0-24948).

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (Commission File No. 0-24948).

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 6, 2008 (Commission File No. 0-24948).

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 4, 2009 (Commission File No. 0-24948).

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 26, 2009 (Commission File No. 0-24948).

(b) **Exhibits.** The exhibits required by Item 601 of Regulation S-K are either filed as part of this Annual Report on Form 10-K or incorporated herein by reference.

(c) **Financial Statements and Schedules Excluded from Annual Report.** There are no other financial statements and financial statement schedules which were excluded from the Annual Report to Stockholders pursuant to Rule 14a-3(b) which are required to be included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PVF CAPITAL CORP.

September 28, 2009

By: /s/ Robert J. King, Jr.
Robert J. King, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert J. King, Jr. Robert J. King, Jr. President and Chief Executive Officer (Principal Executive Officer)	September 28, 2009
/s/ Edward B. Debevec Edward B. Debevec Treasurer (Principal Financial and Accounting Officer)	September 28, 2009
/s/ Mark D. Grossi Mark D. Grossi Chairman of the Board	September 28, 2009
/s/ John R. Male John R. Male Director	September 28, 2009
/s/ C. Keith Swaney C. Keith Swaney Director	September 28, 2009
/s/ Robert K. Healey Robert K. Healey Director	September 28, 2009
/s/ Stanley T. Jaros Stanley T. Jaros Director	September 28, 2009
/s/ Stuart D. Neidus Stuart D. Neidus Director	September 28, 2009
/s/ Raymond J. Negrelli Raymond J. Negrelli Director	September 28, 2009

/s/ Ronald D. Holman, II — September 28, 2009
Ronald D. Holman, II
Director

/s/ Umberto P. Fedeli — September 28, 2009
Umberto P. Fedeli
Director

/s/ Steven A. Calabrese — September 28, 2009
Steven A. Calabrese
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number **0-24948**

PVF CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Ohio	**34-1659805**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30000 Aurora Road, Solon, Ohio	**44139**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 248-7171**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (par value $0.01 per share)	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes__ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___	Accelerated filer ___
Non-accelerated filer ___ (Do not check if a smaller reporting company)	Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No X

The registrant's voting stock is listed on the Nasdaq Capital Market under the symbol "PVFC." The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $10,736,773 based on the closing sale price of the registrant's Common Stock as listed on the Nasdaq Capital Market[SM] as of December 31, 2008 ($1.75 per share). Solely for purposes of this calculation, directors and executive officers are treated as affiliates.

As of September 18, 2009, the Registrant had 7,979,120 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

The Annual Report on Form 10-K of PVF Capital Corp. (the "Company") for the fiscal year ended June 30, 2009 (the "2009 Form 10-K") filed with the Securities and Exchange Commission (the "Commission") on September 28, 2009 is being amended hereby to include the items listed below:

ITEM	DESCRIPTION
Item 10.	Directors and Executive Officers of the Registrant
Item 11.	Executive Compensation
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Item 13.	Certain Relationships and Related Transactions
Item 14.	Principal Accountant Fees and Services
Item 15.	Exhibits and Financial Statement Schedules

As originally filed, the Company's 2009 Form 10-K incorporated the information required by Items 10, 11, 12, 13 and 14 of Form 10-K by reference to the Company's Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders (the "Proxy Statement") as permitted by Instruction G.(3). Since the Proxy Statement is not expected to be filed with the Commission within 120 days of the close of the Company's fiscal year ended June 30, 2009 as required by Instruction G.(3), Items 10, 11, 12, 13 and 14 in Part III of the 2009 Form 10-K are hereby amended by deleting the texts thereof in their entirety and substituting therefor the following text. In addition, the Company is furnishing updated Exhibits 31.1, 31.2 and 32, which requires that the full text of Item 15 be amended, pursuant to Exchange Act Rule 12b-15. Therefore, Item 15 in Part IV of the 2009 Form 10-K is also hereby amended by deleting the text thereof in its entirety and substituting the following text.

TABLE OF CONTENTS

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The Company's Board of Directors is composed of 11 members. The Company's First Amended and Restated Articles of Incorporation (the "Articles of Incorporation") provide that directors are elected to serve for terms of three years, with approximately one-third elected to be elected annually.

Except as described below, there are no arrangements or understandings between the Company and any director pursuant to which such person has been elected a director of the Company. Director Steven A. Calabrese was appointed as a director of the Company pursuant to an agreement with the Company and the Bank dated September 30, 2008. Under this agreement, for a two-year period, Mr. Calabrese agreed to vote for the Company's nominees for director and not to solicit proxies, make stockholder proposals or offer certain transactions to the Company's stockholders.

The Company and the Bank also entered into a similar agreement dated September 30, 2008 with Richard M. Osborne. Under the Osborne Agreement, Mr. Osborne was appointed as a director of the Company, but resigned from the Board on January 29, 2009. The Osborne Agreement provides that, subject to any limitation imposed by law or by any regulatory authority having jurisdiction over the Company or the Bank, in the event that any time prior to the scheduled expiration of his initial term as a director, Mr. Osborne is unable to serve as a director, whether because of resignation, removal or otherwise, he is entitled to designate a substitute nominee who is reasonably acceptable to the Company's Board of Directors, and the Company will appoint the substitute nominee to the Board of Directors for the remainder of the term, provided the substitute nominee agrees to be bound by certain provisions of the Osborne Agreement. In accordance with the Osborne Agreement, Mr. Osborne requested the appointment of Thomas J. Smith as his designated substitute nominee and accordingly, Mr. Smith was appointed as a director of the Company. The appointment of Mr. Smith as a director is subject to Office of Thrift Supervision ("OTS") approval, and the Company's application to the OTS currently is pending.

The following table sets forth information regarding the directors of the Company. All such individuals also serve as directors of the Company's wholly owned subsidiary, Park View Federal Savings Bank (the "Bank"). Also set forth is certain other information with respect to each person's age, the year he first became a director of the Company, and the expiration of his term as a director. No director is related to any other director or executive officer by blood, marriage or adoption, except director John R. Male, who is the brother of Jeffrey N. Male, the Vice President and Secretary of the Company, the Executive Vice President of the Bank, and Chief Lending Officer.

Name	Age as of September 28, 2009	Year First Elected as Director of the Company	Current Term to Expire
Steven A. Calabrese	48	2008	2009
Umberto P. Fedeli	49	2008	2009
Robert J. King, Jr.	54	2009	2009
Mark D. Grossi	56	2009	2010
Ronald D. Holman, II	49	2003	2010
John R. Male	61	1994	2010
Robert K. Healey	84	1994	2011
Stanley T. Jaros	64	1997	2011
Raymond J. Negrelli	57	2002	2011
Stuart D. Neidus	58	1996	2011
C. Keith Swaney	66	1994	2009

Presented below is certain information concerning the directors of the Company. Unless otherwise stated, all directors have held the positions indicated for at least the past five years.

Steven A. Calabrese. Mr. Calabrese is the managing partner of Calabrese, Racek and Markos, Inc., which operates a number of commercial real estate companies in Cleveland, Ohio and Tampa, Florida. The firms specialize in evaluation, market research and reporting, management, construction and development services for commercial and industrial real estate. He is a director of Energy West, Incorporated, a public utility company in Great Falls, Montana, which has a class of securities registered under Section 12 of the Exchange Act.

Umberto P. Fedeli. Mr. Fedeli has served since 1988 as President and Chief Executive Officer of The Fedeli Group, privately held insurance brokerage firm in Independence, Ohio. He is a member of the Board of Directors of the Cleveland Clinic Foundation and is currently serving as their Chairman of Government Relations and as a member of their Executive Committee. He is on the Board of Trustees of John Carroll University, is a trustee of the Cleveland Catholic Dioceses Foundation, and Chairman of the Northern Ohio Italian American Foundation, a charitable organization that he helped establish in 1995. Mr. Fedeli is a graduate of John Carroll University.

Robert J. King, Jr. Mr. King has served as the President and Chief Executive Officer of the Company and the Bank since September 10, 2009. Previously, Mr. King most recently served as senior managing director of FSI Group, LLC, a private equity operation focused on investing in the financial sector from 2006 through 2009. Prior to that, Mr. King held numerous positions with Fifth Third Bank, which he joined in 1975. During his tenure with the Cincinnati-based company, he served as vice president of Institutional Asset Administration, director of marketing, commercial lending officer, customer service manager and marketing research specialist. In 1989, he joined Fifth Third Bank (Northeastern Ohio) as an executive vice president and was promoted to president and chief executive officer the following year. In 1997, Fifth Third Bank's board of directors appointed Mr. King chairman of the board of Fifth Third Bank (Northeastern Ohio), a position he held until his retirement from Fifth Third Bank in

2004. Mr. King was also an executive vice president of Fifth Third Bancorp and regional president of its affiliates in Toledo, Dayton, Columbus and southern Ohio. Mr. King is a director of The Andersons, Inc. and Shiloh Industries, Inc., companies with a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Mark D. Grossi. Mr. Grossi was named Chairman of the Board of the Company and the Bank in January 2009. Since 2004, Mr. Grossi has been providing consulting services to financial services companies. From 1992 to 2004, Mr. Grossi served as Executive Vice President, Chief Retail Banking Officer and member of the Board of Directors of Charter One Bank, N.A. Prior to joining Charter One, Mr. Grossi was President and Chief Executive Officer and member of the Board of Directors of First American Savings Bank from 1987 to 1992. Mr. Grossi serves as a Trustee for Walsh University, the Greater Cleveland Boy Scouts of America and Lake Ridge Academy. Mr. Grossi earned his Bachelor of Science in Business at Miami University and holds an MBA from Cleveland State University.

Ronald D. Holman, II. Mr. Holman is a partner in the law firm of Cavitch, Familo, Durkin & Co., LPA in Cleveland, Ohio. In addition, from 1989 to 2000 he served as a legal analyst on various news shows for WEWS TV in Cleveland, Ohio. Mr. Holman serves on the Boards of Directors for the following nonprofit institutions: Shaker Heights Alumni Association and North Coast Community Homes. He has also served as Chair of the Center for Families and Children, and Treasurer of the Dartmouth Club of Northeastern Ohio. In addition, he has served on the transition subcommittees for Mayors Frank Jackson and Jane Campbell. Mr. Holman is a graduate of Dartmouth College and Columbia University School of Law.

John R. Male. Mr. Male retired in July 2009. He had been with the Bank since 1971, where he held various positions, including branch manager, mortgage loan officer, manager of construction lending, savings department administrator and chief lending officer. Mr. Male served as President and Chief Executive Officer of the Bank from 1986 to October 2000 and was named President of the Company upon its organization in 1994 and served in this capacity until October 2000. Mr. Male also served as Chairman of the Board of Directors from 2000 to January 2009 and served as Chief Executive Officer of the Company and the Bank from October 2000 to March 2009. Mr. Male serves in various public service and charitable organizations. He currently serves on the Board of Trustees for Heather Hill, a long-term care hospital in Chardon, Ohio. He has an undergraduate degree from Tufts University and an MBA from Case Western Reserve University. Mr. Male is the brother of Jeffrey N. Male, the Vice President and Secretary of the Company and the Executive Vice President and Chief Lending Officer of the Bank.

Robert K. Healey. Mr. Healey currently is retired. He had been employed from 1961 to 1987 by Leaseway Transportation Corp. and most recently served as Executive Vice President -- Managed Controlled Transportation. He formerly served on the Boards of Trustees of St. Vincent Charity Hospital, New Direction, Western Reserve Historical Society, the Woodruff Foundation and Glen Oak School.

Stanley T. Jaros. Mr. Jaros is a partner in the law firm of Moriarty & Jaros, P.L.L. He has served as a trustee of a number of Cleveland area nonprofit organizations, and was a member of the Cleveland Landmarks Commission. Mr. Jaros is a graduate of Brown University and Case Western Reserve Law School and received an MBA from the University of Pennsylvania.

Raymond J. Negrelli. Mr. Negrelli is an investor in and developer of real estate, primarily retail and office properties, in northeast Ohio. He is the President of Raymond J. Negrelli, Inc. and a General Partner in Bay Properties Co., both of which are based in Euclid, Ohio. He is a former member of the Community Leadership Council of Hillcrest Hospital, Mayfield Heights, Ohio, served on the Civil Justice Reform Act Advisory Group for the United States District Court, and serves on various local public service and charitable organizations.

Stuart D. Neidus. Mr. Neidus currently holds the position of Chairman and Chief Executive Officer of Anthony & Sylvan Pools Corporation, a company that operates in the leisure industry and is one of the nation's largest in-ground residential concrete swimming pool installers. Prior to this position, he served as Executive Vice President and Chief Financial Officer of Essef Corporation from September 1996 until Anthony & Sylvan's split-off from Essef in August 1999. At Premier Industrial Corporation he held various positions from 1992 until 1996, most recently as Executive Vice President until the company was acquired by Farnell Electronics plc. Prior to that, Mr. Neidus spent 19 years with the international accounting firm of KPMG LLP, serving as an audit partner from 1984 until 1992. He has served as a board member and on advisory committees of many nonprofit and civic organizations over the years.

C. Keith Swaney. Mr. Swaney retired from his positions as an executive officer of the Company and the Bank in November 2008. Mr. Swaney joined the Bank in 1962 and was named Executive Vice President and Chief Financial Officer in 1986. He was named Vice President and Treasurer of the Company upon its organization in 1994. Mr. Swaney was named President and Chief Operating Officer of the Company and the Bank in October 2000. He is responsible for all internal operations of the Company and the Bank. Over the years, he has participated in various charitable organizations and currently serves on the Hiram House Board of Trustees. Mr. Swaney attended Youngstown State University and California University in Pennsylvania.

Director Appointed, Subject to OTS Approval

Pursuant to the Osborne Agreement, Mr. Richard M. Osborne requested the appointment of Mr. Thomas J. Smith as a director of the Company. See "— Directors" above. The Board of Directors has appointed Mr. Smith as a director subject to OTS approval, and the Company's application to the OTS currently is pending.

Mr. Smith, age 65, was appointed vice president and chief financial officer of Energy West, Incorporated ("Energy West") in November 2007. He has been a director of Energy West since December 2003. He also served as Energy West's interim president from August 2007 to November 2007. From 1998 to 2006, he was the president, chief operating officer and a director of John D. Oil and Gas Company, a publicly held oil and gas exploration company in Mentor, Ohio, of which he remains a director. Since 2003, he has been president, treasurer and secretary of Northeast Ohio Natural Gas Corporation, a natural gas distribution company in Mentor, Ohio, and since 2002 he has been president, treasurer and secretary of Orwell Natural Gas Company, a natural gas distribution company in Mentor, Ohio. He is also a director of Corning Natural Gas Corporation, a public utility company in Corning, New York.

Executive Officers

The following sets forth information with respect to the executive officers of the Company.

Name	Age as of September 28, 2009	Title
Robert J. King, Jr.	54	President and Chief Executive Officer of the Company and the Bank
Edward B. Debevec	50	Treasurer of the Company and the Bank
Jeffrey N. Male	60	Vice President and Secretary of the Company and Executive Vice President and Chief Lending Officer of the Bank

Robert J. King, Jr. Mr. King has served as the President and Chief Executive Officer of the Company and the Bank since September 10, 2009. Previously, Mr. King most recently served as senior managing director of FSI Group, LLC, a private equity operation focused on investing in the financial sector from 2006 through 2009. Prior to that, Mr. King held numerous positions with Fifth Third Bank, which he joined in 1975. During his tenure with the Cincinnati-based company, he served as vice president of Institutional Asset Administration, director of marketing, commercial lending officer, customer service manager and marketing research specialist. In 1989, he joined Fifth Third Bank (Northeastern Ohio) as an executive vice president and was promoted to president and chief executive officer the following year. In 1997, Fifth Third Bank's board of directors appointed Mr. King chairman of the board of Fifth Third Bank (Northeastern Ohio), a position he held until his retirement from Fifth Third Bank in 2004. Mr. King was also an executive vice president of Fifth Third Bancorp and regional president of its affiliates in Toledo, Dayton, Columbus and southern Ohio. Mr. King is a director of The Andersons, Inc. and Shiloh Industries, Inc., companies with a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Edward B. Debevec. Mr. Debevec has been with the Bank since 1984. He has served in various capacities, including supervisor of the construction loan department, and has held the position of Treasurer since 1989. Mr. Debevec was named Principal Financial and Accounting Officer and Treasurer of the Bank and Company in November 2008.

Jeffrey N. Male. Mr. Male has been with the Bank since 1973. He has served in various capacities, including supervisor of the construction loan department, personnel director and manager of the collection, foreclosure and REO departments. Mr. Male was named Executive Vice President of the Bank in 2000. In 1986 Mr. Male was named Senior Vice President in charge of residential lending operations. He was named Vice President and Secretary of the Company upon its organization in 1994 and continues to serve in that position. Mr. Male has served in various capacities with public service and charitable organizations, including the Chagrin Valley Jaycees, the Chagrin Falls Chamber of Commerce and the Neighborhood Housing Services Corporate Loan Committee. Mr. Male is a graduate of Denison University.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's officers, directors and persons who own more than 10% of the outstanding common stock ("Reporting Persons") are required to file reports detailing their ownership and changes of ownership in such common stock (collectively, "Reports"), and to furnish the Company with copies of all such Reports. Based solely on its review of the copies of such Reports or written representations that no such Reports were necessary that the Company received during the past fiscal year or with respect to the last fiscal year, management believes that during the fiscal year ended June 30, 2009, all of the Reporting Persons complied with these reporting requirements, except Director Raymond J. Negrelli who filed a late Form 4 reporting two transactions.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's directors, officers and employees.

Audit Committee

The Company has a separately designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met periodically to examine and approve the audit report prepared by the independent registered public accounting firm of the Company and its subsidiaries, to review and appoint the independent registered public accounting firm to be engaged by the Company, to review the internal audit function and internal accounting controls and to review and approve various Company policies. The members of the Audit Committee are Stuart D Neidus (Chairman), Robert K. Healey and Umberto P. Fedeli. The Company's Board of Directors has determined that one member of the Audit Committee, Stuart D. Neidus, qualifies as an "audit committee financial expert" as defined in Section 407(d) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. Director Neidus is "independent," as independence for audit committee members is defined under applicable NASDAQ listing standards.

Item 11. Executive Compensation

Summary Compensation Table

The following information is furnished for the individuals who served as the principal executive officer of the Company for the 2009 fiscal year and for the two other most highly compensated executive officers of the Company who were serving as executive officers on June 30, 2009 and whose total compensation exceeded $100,000.

Name and Principal Position	Year	Salary	Option Awards (1)	All Other Compensation (2)	Total
Marty E. Adams [3] .... *Interim Chief Executive Officer of the Company and the Bank*	2009	$ 160,000[4]	$ –	$ –	$ 160,000
John R. Male[5] .... *Retired Chief Executive Officer of the Company and the Bank*	2009	$ 226,020	$ 7,504	$ 52,030	$ 285,554
	2008	226,021	9,038	65,397	300,456
C. Keith Swaney[6] .... *Retired President and Chief Operating Officer of the Company and the Bank, Treasurer of the Company and Chief Financial Officer of the Bank*	2009	$ 107,801	$ 4,841	$1,895,829	$2,008,471
	2008	200,000	11,410	47,900	259,310
Jeffrey N. Male .... *Vice President and Secretary of the Company and Executive Vice President of the Bank*	2009	$ 145,000	$ 11,580	$ 10,525	$ 167,105
	2008	145,000	5,972	26,888	177,860

(1) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) during the year ended June 30, 2009, based upon a fair value of $4.00, $3.79, $3.08 and $1.12 for options granted in 2004, 2005, 2006 and 2008, respectively, to Messrs. John R. Male and Jeffrey N. Male, and $3.60, $1.99, $1.61 and $1.93 for options granted to Mr. C. Keith Swaney in 2003, 2004, 2005, 2006 and 2008, respectively, using the Black-Scholes option pricing model. For further information regarding the assumptions used to compute fair value, see Note __ to the Notes to the Consolidated Financial Statements contained in Item 8 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009.

(2) Details of the amounts reported in the "All Other Compensation" column for 2009 are provided in the table below.

	Marty E. Adams	John R. Male	C. Keith Swaney	Jeffrey N. Male
Director compensation................................	$ --	$25,200	$25,200	$ --
Employer contributions to 401(k) Plan.........	--	4,521	--	2,342
Disability insurance premiums	--	2,979	3,532	2,713
Life insurance premiums	--	6,900	11,340	5,470
Reimbursement of legal fees........................	--	12,430	--	--
Supplemental Executive Retirement Plan Payment(d)...	--	--	1,855,757	--
Perquisites...	--	(a)	(b)	(c)

(a) Consists of an automobile allowance of $5,630, tax consulting fees of $1,675 and country club dues of $8,639.

(b) Mr. Swaney's aggregate perquisite amount was less than $10,000.

(c) Consists of an automobile allowance of $1,960, tax consulting fees of $925 and country club dues of $9,662.

(d) Represents payment of amounts previously accrued and payable upon separation of service under the Company's Supplemental Executive Retirement Plan. On July 27, 2009, the Bank took action to terminate this plan.

(3) Mr. Adams was appointed Interim Chief Executive Officer on March 4, 2009. The amount shown was paid as consulting fees to Marty Adams Consulting LLC.

(4) Consists of fees paid to Marty Adams Consulting LLC.

(5) Mr. Male resigned as Chairman of the Board of the Company and the Bank on January 29, 2009 and as Chief Executive Officer of the Company and the Bank on March 4, 2009. He retired as President of PVF Service Corporation, a wholly owned subsidiary of the Company, on July 27, 2009.

(6) Mr. Swaney retired on November 25, 2008.

Consulting Agreement with Marty E. Adams

In connection with his appointment as Interim Chief Executive Officer of the Company and the Bank, Marty Adams Consulting LLC ("MAC"), of which Mr. Adams is the principal, entered into an agreement, dated February 26, 2009, with the Company and the Bank pursuant to which, among other things, (i) Mr. Adams has served as Interim Chief Executive Officer of the Company and the Bank since March 4, 2009, and (ii) MAC received $40,000, payable monthly, in consideration for Mr. Adams' services.

Severance Agreement

The Company and the Bank maintain a severance agreement (the "Severance Agreement") with Jeffrey N. Male, the Vice President and Secretary of the Company and the Executive Vice President of the Bank (the "Executive"). The Severance Agreement is for a term of three years. On each anniversary date from the date of commencement of the Severance Agreement, the term of the agreement may be extended for an additional one-year period beyond the then effective expiration date upon a determination by the Board of Directors that the performance of the Executive has met the required performance standards.

Under the Severance Agreement, in the event of the Executive's involuntary termination of employment within one year following a "change in control" of the Bank or the Company, or voluntary termination for "good reason," other than for "cause," the Executive will receive the following benefits under his Severance Agreement: (i) a payment equal to three (3) times the Executive's annual compensation (current base salary plus annual incentive compensation for the calendar year immediately preceding the change in control), payable in a lump sum within 30 days following termination; (ii) the Bank or the Company shall cause the Executive to become fully vested in any benefit plans, programs or arrangements in which the Executive participated, and the Bank will contribute to the Executive's 401(k) plan account the Bank's matching and/or profit sharing which would have been paid had the Executive remained in the employ of the Bank throughout the remainder of the 401(k) plan year; and (iii) the Executive will receive continued life, health and disability insurance coverage substantially identical to the coverage maintained by the Bank or the Company for the Executive prior to termination until the earlier of the Executive's employment with another employer or 12 months following termination. In addition, under the terms of the Severance Agreement, the Executive also would be entitled to receive additional tax indemnification payments if the payments and benefits under his Severance Agreement or any other payments triggered liability under the Internal Revenue Code of 1986, as amended, as an excise tax constituting "excess parachute payments." Under applicable law, the excise tax is triggered by change in control-related payments which equal or exceed three times an executive's base amount. The excise tax equals 20% of the amount of the payment in excess of one times the executive's base amount.

"Change in control" is defined generally in the Severance Agreement as: (i) the acquisition, by any person or persons acting in concert of the power to vote more than 25% of the Company's voting securities or the acquisition by a person of the power to direct the Company's management or policies; (ii) the acquisition by a person of the power to direct the Bank's or Company's management or policies, if the Board of Directors or the Bank's regulator, the OTS, has made a determination that such acquisition constitutes or will constitute an acquisition of control of the Bank or the Company for the purposes of the Savings & Loan Holding Company Act or the Change in Bank Control Act and the regulations thereunder; (iii) the merger of the Company with another corporation on a basis whereby less than 50% of the total voting power of the surviving corporation is represented by shares held by former shareholders of the Company prior to the merger; or (iv) the sale by the Company of the Bank or substantially all its assets to another person or entity. In addition, a change in control occurs when, during any consecutive two-year period, directors of the Company or the Bank at the beginning of such period cease to constitute a majority of the Board of Directors of the Company or the Bank, unless the election of replacement directors was approved by a two-thirds vote of the initial directors then in office. "Good reason" is defined in the Severance Agreements as any of the following events that occur without the Executive's written consent: (i) the assignment to the Executive of duties that constitute a material diminution of his authority, duties or responsibilities; (ii) materially reducing the Executive's base salary; (iii) the relocation of the Executive's principal place of employment to a location that is more than 35 miles from the Bank's Solon, Ohio office; or (iv) any other action or inaction by the Bank that constitutes a material breach of the Severance Agreement.

Letter Agreement with John R. Male

In connection with John R. Male's retirement, the Company entered into a Letter Agreement with John R. Male (the "Agreement"), dated July 27, 2009, certain terms of which are subject to OTS approval. Among other things, the Agreement provides for termination of the severance agreement between Mr. Male and the Company and the Bank and termination of the Letter Agreement previously entered into among Mr. Male, the Company and the Bank, dated January 29, 2009. The Agreement provides, however, that the provision of the Letter Agreement dated January 29, 2009 regarding payments to cover any additional tax imposed under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") in connection with payments made to Mr. Male under his Severance Agreement or the Bank's Supplemental Executive Retirement Plan will survive its termination, and Mr. Male will be entitled to receive these payments. The Agreement provides that Mr. Male will continue to serve as a director of the Company and the Bank through the expiration of his current term, and will be considered by the Nominating Committee in connection with the 2010 annual meeting. The Agreement entitles Mr. Male to receive an early retirement benefit under the Bank's Supplemental Executive Retirement Plan in the amount of $1,471,731, which will be paid upon his separation from service in accordance with Section 409A of the Code. Under the Agreement, the Bank will continue to provide health insurance coverage to Mr. Male on the same terms as coverage previously made available to Mr. Male until he becomes eligible for Medicare coverage. The Agreement provides that Mr. Male will be retained as a consultant to the Bank for a 12-month period following OTS approval and during such period may not compete within 25 miles of the Company's headquarters; Mr. Male will be paid $8,333 per month for his consulting services.

Grants of Plan-Based Awards

The Company maintains the PVF Capital Corp. 2000 Incentive Stock Option Plan and the PVF Capital Corp. 2008 Equity Incentive Plan for the purpose of providing the named executive officers and other eligible participants with an opportunity to receive stock option grants or restricted stock awards.

Outstanding Equity Awards at Fiscal Year End

The following table provides certain information with respect to the number of shares of Company common stock represented by outstanding stock options held by the named executive officers as of June 30, 2009.

	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Marty E. Adams	--	--	$ --	--
John R. Male	4,620	--	13.64	11/1/2009 (1)
	4,200	--	12.21	11/1/2010 (1)
	7,000	--	11.70	11/1/2011 (1)
	6,700	--	4.42	11/3/2013 (1)
C. Keith Swaney	--	--	--	--
Jeffrey N. Male	3,080	--	13.64	11/1/2009
	2,240	560 (1)	12.21	11/1/2010
	2,700	1,800 (2)	11.70	11/1/2011
	860	3,440 (3)	4.42	11/3/2013

(1) As a result of Mr. Male's retirement subsequent to June 30, 2009 from his position as an officer of the Company, Mr. Male's options will expire on October 26, 2009.
(2) These options vest on November 3, 2009.
(3) 50% of these options vest on each of November 1, 2009 and 2010.
(4) 33.3% of these options vest on each of November 1, 2009, 2010 and 2011.

Director Compensation

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2009 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(5)	Total ($)
Steven A. Calabrese	$18,900	$11,580	$30,480
Gerald A. Fallon[(1)]	$25,200	5,790	30,990
Umberto P. Fedeli[(2)]	$12,600	--	12,600
Mark D. Grossi[(3)]	$10,500	--	10,500
Robert K. Healey	$25,200	5,308	30,508
Ronald D. Holman, II	$25,200	6,273	31,473
Stanley T. Jaros	$25,200	3,860	29,060
Raymond J. Negrelli	$25,200	3,378	28,578
Stuart D. Neidus	$25,200	7,238	32,438
Richard M. Osborne[(4)]	$ 8,400	9,650	18,050

(1) Mr. Fallon resigned from the Board on November 6, 2008.
(2) Mr. Fedeli was appointed to the Board on November 6, 2008.
(3) Mr. Grossi was appointed to the Board on January 29, 2009.
(4) Mr. Osborne resigned from the Board on January 29, 2009.
(5) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) during the year ended June 30, 2009, based upon a fair value of $3.60, $1.99, $1.61 and $1.93 for options granted in 2003, 2004, 2005, 2006 and 2008, respectively, using the Black-Scholes option pricing model. For further information regarding the assumptions used to compute fair value, see Note 15 to the Notes to the Consolidated Financial Statements contained in Item 8 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009. As of June 30, 2009, the non-employee directors had the following number of non-qualified stock options outstanding:

Name	Non-Qualified Stock Options Outstanding
Steven A. Calabrese	5,000
Gerald D. Fallon	19,296
Umberto P. Fedeli	--
Mark D. Grossi	--
Robert K. Healey	19,941
Ronald D. Holman, II	17,610
Stanley T. Jaros	22,620
Raymond J. Negrelli	16,046
Stuart D. Neidus	28,370
Richard M. Osborne	5,000

Cash Retainer and Meeting Fees for Directors. The following table sets forth the applicable retainers and fees that were paid to our non-employee directors for their service on the Bank's Board of Directors during the year ended June 30, 2009. The directors have elected to forego any fees for service during the year ending June 30, 2010.

Annual retainer	$25,200
Daily fee per special board event or retreat	$ 2,500

Directors are eligible to receive awards under the Company's 2000 Incentive Stock Option Plan and the 2008 Equity Incentive Plan. On November 1, 2008, grants of non-qualified stock options to purchase shares of Company common stock were made under the 2000 Incentive Stock Option Plan to the following directors: Mr. Calabrese, 5,000 options; Mr. Healey, 2,750 options; Mr. Holman, 3,250 options; Mr. Jaros, 2,000 options; Mr. Negrelli, 1,750 options; Mr. Neidus, 3,750 options; and Mr. Osborne, 5,000 options. The options have an exercise price of $4.02, the fair market value of the Company's common stock on the date of grant, were exercisable upon grant and have terms of ten years.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Persons and groups beneficially owning in excess of 5% of the common stock are required to file certain reports with respect to such ownership pursuant to the Exchange Act. The following table sets forth, as of October 19, 2009, certain information as to the common stock beneficially owned by the only persons known to the Company to beneficially own more than 5% of the common stock, by each of the Company's directors, by the non-director executive officer of the Company named in the Summary Compensation Table set forth under the caption "*Executive Compensation*" and by all executive officers and directors of the Company as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Shares of Common Stock Outstanding (3)
Persons Owning Greater Than 5%:		
Alesco Preferred Funding IV Ltd. Cohen & Company Financial Management, LLC Dekania Investors, LLC Cohen Brothers, LLC Cohen Bros. Financial, LLC Daniel G. Cohen 2929 Arch Street, 17th Floor Philadelphia, Pennsylvania 19104	854,171 (4)	9.90% (4)
John R. Male 30000 Aurora Road Solon, Ohio 44139	535,872 (5)	6.70
Umberto P. Fedeli 5005 Rockside Road Crown Centre Building, Fifth Floor Independence, Ohio 44131-8003	636,000 (6)	7.97
Richard Osborne Richard M. Osborne Trust OsAir, Inc. 8500 Station Street, Suite 113 Mentor, Ohio 44060	403,000 (7)	5.05
Steven A. Calabrese CCAG Limited Partnership Steven A. Calabrese Profit Sharing Trust 30000 Aurora Road Solon, Ohio 44139	477,454 (8)	5.98
Jeffrey L. Gendell Tontine Financial Partners, L.P. Tontine Management, L.L.C. Tontine Overseas Associates, L.L.C. 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	587,223 (9)	7.36

Directors:		
Steven A. Calabrese	477,454 (8)	5.98
Umberto P. Fedeli	636,000 (6)	7.97
Mark D. Grossi	118,208 (10)	1.48
Robert K. Healey	46,157 (11)	*
Ronald D. Holman, II	17,610	*
Stanley T. Jaros	33,316	*
Robert J. King, Jr.	0	*
John R. Male	535,872 (5)	6.70
Raymond J. Negrelli	36,046	*
Stuart D. Neidus	64,898 (12)	*
C. Keith Swaney	200,961	2.52
Director Nominees:		
Marty E. Adams (13)	0	*
Individual Appointed as Director Subject to OTS Approval:		
Thomas J. Smith	0	*
Named Executive Officer:		
Jeffrey N. Male	301,140 (14)	3.77
All Executive Officers and Directors as a Group (13 persons)	2,521,616	30.99%

* Less than 1%.

(1) All executive officers and directors of the Company have the Company's address: 30000 Aurora Road, Solon, Ohio 44139.

(2) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if he has or shares voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from September 15, 2009. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to the listed shares. The amounts shown include 5,000, 19,941, 17,610, 22,620, 22,520, 16,046, 28,370, 11,200 and 158,924 shares that Directors Steven A. Calabrese, Robert K. Healey, Ronald D. Holman, II, Stanley T. Jaros, John R. Male, Raymond J. Negrelli, Stuart D. Neidus, Mr. Jeffrey N. Male and all executive officers and directors as a group, respectively, have the right to acquire pursuant to options exercisable within 60 days of October 19, 2009.

(3) Based on 7,979,120 shares outstanding.

(4) Based on Schedule 13G filed on September 14, 2009. Alesco Preferred Funding IV Ltd., Cohen & Company Financial Management, LLC, Dekania Investors, LLC, Cohen Brothers, LLC, Cohen Bros. Financial, LLC and Daniel G. Cohen may be deemed in the aggregate to beneficially own 854,171 shares of Company common stock, consisting of 205,297 shares of Company common stock and approximately 648,874 shares of Company common stock into which a warrant issued to Alesco Preferred Funding IV Ltd. Is currently exercisable. Alesco Preferred Funding IV Ltd. directly owns 205,297 shares of Company common stock and approximately 648,874 shares of Company common stock into which a warrant issued to Alesco Preferred Funding IV Ltd. is currently exercisable. On the basis of an investment management agreement between Alesco Preferred Funding IV Ltd. and Cohen & Company Financial Management, LLC, Cohen & Company Financial Management, LLC may be deemed to indirectly own the shares of Company common stock directly owned by Alesco Preferred Funding IV Ltd. The sole member of Cohen & Company Financial Management, LLC is Dekania Investors, LLC, the sole member of which is Cohen Brothers, LLC. A majority of the voting power of the outstanding equity interests of Cohen Brothers, LLC is controlled by Cohen Bros. Financial, LLC, the sole member of which is Daniel G. Cohen.

(5) Includes 36,438 shares held by the Bank's 401(k) Plan, as to which shares Mr. John R. Male has sole voting and shared investment power, and 11,237 shares owned by Mr. Male's wife, as to which shares Mr. Male may be deemed to have beneficial ownership. Also includes 414,424 shares held by trusts of which Mr. John R. Male serves as trustee and as such has sole voting and investment power over such shares. 100,000 shares held in trust are pledged as collateral for a loan.

(6) Includes 10,000 shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, and 1,000 shares owned by his wife's IRA.

(7) Based on his Schedule 13D filed on February 11, 2009, Mr. Osborne has sole voting and dispositive power over 398,000 shares, which include 118,000 shares owned by the Richard M. Osborne Trust, of which Mr. Osborne is the sole trustee, and 280,000 shares owned by OsAir, Inc., of which Mr. Osborne is the president, chief executive officer, chairman of the board and a majority shareholder. Also includes 5,000 shares Mr. Osborne has the right to acquire upon the exercise of options.

(8) Includes 15,930 shares owned by Mr. Calabrese's minor children and 10,750 shares beneficially owned by Mr. Calabrese's wife. Mr. Calabrese disclaims beneficial ownership of the shares owned by his wife.

(9) According to their statement on Schedule 13G, as amended, filed on February 6, 2008, Jeffrey L. Gendell shares voting and dispositive power over the listed shares, Tontine Financial Partners, L.P. and Tontine Management, L.L.C. share voting and dispositive power with respect to 519,618 shares and Tontine Overseas Associates, L.L.C. shares voting and dispositive power with respect to 67,605 shares.

(10) Represents shares owned by Westwood Douglas LLC over which shares Mr. Grossi has sole voting and dispositive power.

(11) Includes 26,216 shares held by a revocable trust for the benefit of Mr. Healey; Mr. Healey does not have or share voting or investment power over such shares. Does not include 97,313 shares held by an irrevocable trust for the benefit of Mr. Healey's wife, as to which shares Mr. Healey does not have or share voting or investment power.

(12) Includes 149 shares as to which Mr. Neidus' wife has voting and investment power.

(13) Mr. Adams also is a director nominee.

(14) Includes 29,127 shares held by the Bank's 401(k) Plan, as to which shares Mr. Jeffrey N. Male has sole voting and shared investment power. Includes 177,560 shares held by a revocable trust for the benefit of Mr. Jeffrey N. Male and 33,423 shares held by a revocable trust for the benefit of Mr. Jeffrey N. Male's wife; Mr. Jeffrey N. Male is co-trustee of such trusts and shares voting and investment power over such shares. Also includes 13,489 shares as to which Mr. Jeffrey N. Male's wife has voting and investment power.

The following table shows beneficial ownership of trust preferred securities issued by PVF Capital Trust II as of October 19, 2009 by the persons listed on the table above:

Name	Amount and Nature of Beneficial Ownership (1)	Percent of Trust Preferred Securities Outstanding
Umberto P. Fedeli	$2,000,000	20.0%
Robert J. King, Jr.	1,000,000	10.0
Marty E. Adams	4,500,000	45.0

(1) Represents aggregate liquidation amount.

Changes in Control

Management knows of no arrangements, including any pledge by any person of securities of the Bank, the operation of which may at a subsequent date result in a change in control of the registrant.

Equity Compensation Plan Information

The following table sets forth certain information with respect to the Company's equity compensation plans as of June 30, 2009.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants & rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by security holders	582,792	$8.54	19,467
Equity compensation plans not approved by security holders	–	–	–
Total	582,792	$8.54	19,467

(1) Adjusted for a 10% stock dividend paid on the Common Stock on September 7, 1999, a 10% stock dividend paid on the Company's Common Stock on September 1, 2000, a 10% stock dividend paid on the Common Stock on August 31, 2001, a 10% stock dividend paid on the Common Stock on August 30, 2002, a 10% dividend paid on the Common Stock on August 29, 2003, a 10% dividend paid on the Common Stock on August 31, 2004 and a 10% dividend paid on the Common Stock on August 31, 2005.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Indebtedness of Management

Under applicable law, the Bank's loans to directors and executive officers must be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions with non-affiliated persons, and must not involve more than the normal risk of repayment or present other unfavorable features. Furthermore, loans above the greater of $25,000 or 5% of the Bank's capital and surplus (*i.e.*, up to $3.9 million at June 30, 2009) to such persons must be approved in advance by a disinterested majority of the Bank's Board of Directors.

At June 30, 2009, the aggregate amount of loans by the Bank to executive officers and directors was $9.7 million, representing 19.55% of stockholders' equity. These loans were performing according to their original terms at June 30, 2009. All loans made by the Bank to its directors and executive officers and members of their immediate families were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Related Persons

Pursuant to the Charter of the Audit Committee of the Board of Directors, the Audit Committee has the responsibility to review all related party transactions for potential conflict of interest situations on an ongoing basis and determine whether to approve such transactions. The Audit Committee has adopted a comprehensive written policy for the review of certain transactions with related persons. The policy requires Audit Committee review of certain transactions with a director, nominee for director or executive officer, or any immediate family member or entity controlled by any such person (collectively, a "Related Person"). The transactions that require prior review are financial transactions or relationships (including charitable contributions and indebtedness other than loans provided in the ordinary course of the Company's business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans provided to unrelated third parties and which did not involve more than the normal risk of collectibility or present other unfavorable features) where the aggregate amount involved will, or may be expected to, exceed $120,000 in any calendar year, the Company is, will be or may be expected to be a participant and any Related Person has or will have a direct or indirect material interest. In considering whether to recommend approval of a transaction, the Audit Committee will consider whether the terms of the transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party, the size of the transaction and the amount of consideration payable to the Related Person, the nature of the interest of the Related Person, whether the transaction may involve a conflict of interest as defined in the Company's Code of Ethics and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties. The Audit Committee's recommendations with respect to Related Person transactions are then submitted for consideration by the full Board of Directors, which decides whether to approve any covered transaction.

In addition, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Bank's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Audit Committee Charter, it is the responsibility of the Company's Audit Committee to review all related party transactions (*i.e.*, transactions required to be disclosed under SEC Regulation S-K, Item 404) for potential conflict of interest situations on an ongoing basis and to determine whether to approve such transactions. The Company's Code of Ethics also provides that all executive officers and directors must disclose any private interest that presents the possibility of conflicts of interest with the Company or the Bank.

Mr. Raymond J. Negrelli, a director of the Company, is a 50% owner of Bay Properties Co., an Ohio general partnership. Bay Properties Co. is a 50% owner and general partner of Park View Plaza, Ltd. ("PVP"), an Ohio limited partnership formed to develop and operate a 10,000 square foot retail plaza located in Cleveland, Ohio. PVF Service Corporation, a wholly owned subsidiary of the Company, is a 25% owner and limited partner of PVP. The Bank maintains a branch office in the retail plaza owned and operated by PVP, and during the year ended June 30, 2009, the Bank paid a total of $68,200 in rent and operating cost reimbursements to PVP. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $68,200 in rent and operating cost reimbursements to PVP. Bay Properties Co. is also a 50% owner of Park View Center, LLC ("PVC"), an Ohio limited liability company formed to develop and operate an 8,200 square foot office building located in Mayfield Heights, Ohio. The Bank is a tenant of the office building and leases a 3,000 square foot unit with an automated teller machine in the office building owned and operated by PVC. During the year ended June 30, 2009, the Bank paid a total of $80,400 in rent and operating cost reimbursement to PVC. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $80,400 in rent and operating cost reimbursements to PVC. Bay Properties Co. is also a 50% owner of Avon Limited, LLC, an Ohio limited liability company formed to develop and operate a 3,375 square foot office building located in Avon, Ohio. The Bank is a tenant of the office building and leases the office building owned and operated by Avon Limited, LLC. During the year ended June 30, 2009, the Bank paid a total of $74,700 in rent and operating cost reimbursement to Avon Limited, LLC. For the fiscal year ending June 30, 2010, the Company estimates that it will pay a total of $74,700 in rent and operating cost reimbursements to Avon Limited, LLC.

Director Independence

The Company's Board of Directors currently consists of 11 members. One additional individual, Mr. Thomas J. Smith, has been appointed as a director, subject to the approval of the Company's regulator, the Office of Thrift Supervision (the "OTS"). If and when OTS approval is received, the size of the Board of Directors will be increased to 12 members, and Mr. Smith will be added to the Board of Directors. The Board of Directors has determined that all of the currently serving directors and Mr. Smith are independent under the current listing standards of the Nasdaq Capital Market, except for Mr. King, who is the Company's President and Chief Executive Officer, Messrs. Swaney and Male, who have been employees of the Company and its wholly owned subsidiary, Park View Federal Savings Bank (the "Bank"), within the past three years, and Mr. Negrelli, who is a part owner of certain entities to which the Bank makes payments of rent and operating cost reimbursement. Mr. Adams, a director of the Bank who until September 10, 2009 served as Interim Chief Executive Officer of the Company and the Bank, and who is a nominee for election as a director at the annual meeting to fill the vacancy that will be created upon the retirement of Mr. Swaney, also is not independent under the listing standards of the Nasdaq Capital Market. In assessing the independence of directors, the Board of Directors considered the business relationships between the Company and its directors or their affiliated businesses, other than ordinary banking relationships. Where business relationships other than ordinary banking relationships existed, the Board determined that, except as set forth above, none of the relationships between the Company and their affiliated businesses impair the directors' independence because the amounts involved are immaterial to the directors or to those businesses when compared to their annual income or gross revenues. The business relationships between the Company and its directors or the directors' affiliated companies that were considered by the Board of Directors were: Mr. Jaros' position as a partner in the law firm of Moriarty & Jaros, P.L.L., which provides legal services to the Company and the Bank; Mr. Holman's position as a partner in the law firm of Cavitch Familo & Durkin Legal Professional Association, which provides legal services to the Company and the Bank; Mr. Calabrese's position as the managing partner of Calabrese, Racek and Markos, Inc., a firm that performs appraisals on properties securing loans made by the Bank; and Mr. Fedeli's position as President and Chief Executive Officer of the Fedeli Group, which acts as the Bank's agent in connection with its purchase of insurance. All fees paid to Calabrese, Racek and Markos, Inc. are paid by the customers of the Bank. The Board of Directors also has determined that former directors Richard M. Osborne and Gerald A. Fallon, who served as directors during fiscal year 2009, were independent under the current listing standards of the Nasdaq Capital Market.

Item 14. Principal Accounting Fees and Services

Crowe Horwath LLP served as the Company's independent registered public accounting firm for the 2009 and 2008 fiscal years. For the years ended June 30, 2009 and 2008, the fees billed to the Company by Crowe Horwath LLP totaled $169,440 and $269,000, respectively. Such fees were comprised of the following:

Audit Fees

During the fiscal years ended June 30, 2009 and 2008, the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed during the fiscal years ended June 30, 2009 and 2008 were $161,800 and $259,500, respectively.

Audit-Related Fees

The aggregate fees billed for audit-related services for the fiscal years ended June 30, 2009 and 2008 were $2,340 and $9,500, respectively. The fees for the year ended June 30, 2009 were for the review of a Registration Statement on Form S-8. The fees for the year ended June 30, 2008 were for the review of a Registration Statement on Form S-4.

Tax Fees

No fees were billed to the Company by the Company's independent registered public accounting firm for tax services for the fiscal years ended June 30, 2009 and 2008.

All Other Fees

The aggregate fees billed by the Company's independent registered public accounting firm for services not included above were $5,300 and $1,077, respectively, for the fiscal years ended June 30, 2009 and 2008. The fees for the fiscal year ended June 30, 2009 were for license renewal for an automated work papers internal auditing software application, assistance in responding to Securities and Exchange comments on the Company's public filings under the Exchange Act, and assistance on responding to a question from the OTS. The fees for the fiscal year ended June 30, 2008 were for license renewal for an automated work papers internal auditing software application.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee does not have a policy for the pre-approval of non-audit services to be provided by the Company's independent registered public accounting firm. Any such services would be considered on a case-by-case basis. All non-audit services provided by the independent registered public accounting firm in fiscal years 2009 and 2008 were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Report of Independent Registered Public Accounting Firm (incorporated by reference to Item 8 of this Annual Report).

Consolidated Financial Statements (incorporated by reference to Item 8 of this Annual Report).

(a) Consolidated Statements of Financial Condition, at June 30, 2009 and 2008

(b) Consolidated Statements of Operations for the Years Ended June 30, 2009, 2008 and 2007

(c) Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2009, 2008 and 2007

(d) Consolidated Statements of Cash Flows for the Years Ended June 30, 2009, 2008 and 2007

(e) Notes to Consolidated Financial Statements.

2. All schedules have been omitted as the required information is either inapplicable or included in the Notes to Consolidated Financial Statements.

3. Exhibits and Index to Exhibits

The following exhibits are either attached to or incorporated by reference in this Annual Report on Form 10-K.

No.	Description
3.1[1]	Articles of Incorporation, as amended and restated
3.2[2]	Code of Regulations, as amended and restated
3.3[11]	Bylaws, as amended and restated
4.1[3]	Specimen Common Stock Certificate
4.2[11]	Indenture between PVF Capital Corp. and LaSalle Bank National Association, dated July 6, 2006
4.3[11]	Form of Junior Subordinated Debt Security Due 2036 (Exhibit A to Exhibit 4.2)
10.1[11]	Guarantee Agreement between PVF Capital Corp., PVF Capital Trust II and LaSalle Bank National Association, dated July 6, 2006
10.2[3]	Park View Federal Savings Bank Conversion Stock Option Plan †
10.3[3]	PVF Capital Corp. 1996 Incentive Stock Option Plan †
10.4[4]	PVF Capital Corp. 2000 Incentive Stock Option Plan and Deferred Compensation Plan †
10.5[5]	PVF Capital Corp. 2008 Equity Incentive Plan †

10.6[6]	Management Incentive Compensation Plan †
10.7[7]	Amended and Restated Severance Agreement by and between PVF Capital Corp., Park View Federal Savings Bank and Jeffrey N. Male †
10.8[7]	Amended and Restated Severance Agreement by and between PVF Capital Corp., Park View Savings Bank and Edward B. Debevec †
10.9[11]	Form of Employment Agreement between PVF Capital Corp., Park View Federal Savings Bank and Robert J. King, Jr. † *
10.10[11]	Letter Agreement between PVF Capital Corp. and John R. Male, dated July 27, 2009 †**
10.11[8]	Agreement by and between PVF Capital Corp., Park View Federal Savings Bank, Steven A. Calabrese, CCAG Limited Partnership and Steven A. Calabrese Profit Sharing Trust, dated September 30, 2008
10.12[8]	Agreement by and between PVF Capital Corp., Park View Federal Savings Bank, Richard M. Osborne and Richard M. Osborne Trust, dated September 30, 2008
10.13[9]	Agreement among PVF Capital Corp., Park View Federal Savings Bank and Marty Adams Consulting LLC, dated February 26, 2009 † ***
14[10]	Code of Ethics
21[11]	Subsidiaries of the Registrant (previously filed)
23.1	Consent of Crowe Horwath LLP (previously filed)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications

---

† Management contract or compensatory plan or arrangement.

* Not currently effective. Subject to OTS approval.

** The provision in the Letter Agreement pertaining to Mr. Male's consulting arrangement with the Company is subject to OTS approval.

*** The agreement was terminated on September 10, 2009 in accordance with its terms.

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 (Commission File No. 0-24948).

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on February 6, 2008 (Commission File No. 0-24948).

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1996 (Commission File No. 0-24948).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003 (Commission File No. 0-24948).

(5) Incorporated by reference to the Registrant's Definitive Proxy Statement filed on October 17, 2008 (Commission File No. 0-24948).

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2007 (Commission File No. 0-24948).

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (Commission File No. 0-24948).

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on October 6, 2008 (Commission File No. 0-24948).

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 4, 2009 (Commission File No. 0-24948).

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on August 26, 2009 (Commission File No. 0-24948).

(11) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2009 (Commission File No. 0-24948).

(b) **Exhibits.** The exhibits required by Item 601 of Regulation S-K are either filed as part of this Annual Report on Form 10-K or incorporated herein by reference.

(c) **Financial Statements and Schedules Excluded from Annual Report.** There are no other financial statements and financial statement schedules which were excluded from the Annual Report to Stockholders pursuant to Rule 14a-3(b) which are required to be included herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PVF CAPITAL CORP.

October 28, 2009

By: /s/ Robert J. King, Jr.
Robert J. King, Jr.
President and Chief Executive Officer



Board of Directors

Mark D. Grossi
Chairman of the Board

Steven A. Calabrese
Managing Partner
Calabrese, Racek & Markos, Inc.

Umberto P. Fedeli
President and Chief Executive Officer
The Fedeli Group

Robert K. Healey
Retired

Ronald D. Holman, II
Partner
Cavitch, Familo & Durkin Co., LPA

Stanley T. Jaros
Partner
Moriarty & Jaros, P.L.L.

Robert J. King, Jr.
President and Chief Executive Officer

John R. Male
Retired

Raymond J. Negrelli
President
Raymond J. Negrelli, Inc.

Stuart D. Neidus
President
Parkwood Corporation

Thomas J. Smith
Vice President and Chief Financial Officer
Energy West, Incorporated

C. Keith Swaney
Retired

Executive Officers

Robert J. King, Jr.
President and Chief Executive Officer

James H. Nicholson
Executive Vice President
and Chief Financial Officer

Jeffrey N. Male
Vice President and Secretary

General Information

Independent
Certified Accountants
Crowe Horwath LLP
600 Superior Avenue East
Suite 902
Cleveland, Ohio 44114

General Counsel
Moriarty & Jaros, P.L.L.
30000 Chagrin Boulevard
Suite 200
Pepper Pike, Ohio 44124

Transfer Agent and Registrar
Computershare
7530 Lucerne Drive
Suite 305
Cleveland, Ohio 44130

Special Counsel
Kilpatrick Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005

Stock Listing
NASDAQ Capital Market
Symbol: PVFC

Annual Meeting
The 2009 Annual Meeting of Stockholders will be held on January 29, 2010 at 10:00 a.m. at the Marriott Cleveland East, 26300 Harvard Road, Beachwood, Ohio.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to the Corporate Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, Ohio 44139.


PVF CAPITAL CORP.

Corporate Center
30000 Aurora Road
Solon, OH 44139
440-248-7171
www.myparkview.com